


13001177

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

Received SEC

APR 0 2 2013

Washington, DC 20549

FORM 1-A/A
Amendment No. 1

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Patriot Federal Bank
(Exact name of issuer as specified in its charter)

A federally chartered savings bank
(State or other jurisdiction of incorporation or organization)

211 Erie Blvd., Canajoharie, New York 13317
Attn: Kathleen J. Wolfe, CEO, Tel. (518) 673-4400
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

None
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6021	**20-3842878**
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PRELIMINARY OFFERING CIRCULAR DATED APRIL __, 2013

PATRIOT FEDERAL BANK

211 Erie Boulevard, Canajoharie, New York 13317
(518) 673-4400

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Response:

- John Stewart

Residential:	119 Progress Heights Gloversville, NY 12078	Business:	211 Erie Boulevard Canajoharie, New York 13317

- Edward Jacksland

Residential:	248 McKinely Rd. Palatine Bridge, NY 13428	Business:	211 Erie Boulevard Canajoharie, New York 13317

- Laura Casamento

Residential:	405 Bouck Road Frankfort, NY 13340	Business:	211 Erie Boulevard Canajoharie, New York 13317

- Milton Schilde

Residential:	7869 State Rt. 10 Sharon Springs, NY 13459	Business:	211 Erie Boulevard Canajoharie, New York 13317

- Alfred Santillo

Residential:	172 Briggs Road Sharon Springs, NY 13459	Business:	211 Erie Boulevard Canajoharie, New York 13317

- Douglas Canfield

Residential:	3299 Potomac Court Naples, FL 34120	Business:	211 Erie Boulevard Canajoharie, New York 13317

- Philip Beckett

Residential:	132 E. State St. Gloversville, NY 12078	Business:	211 Erie Boulevard Canajoharie, New York 13317

- Gordon Coleman

Residential:	132 W. Skyline Dr. Palatine Bridge, NY 13428	Business:	211 Erie Boulevard Canajoharie, New York 13317

- Kathleen Wolfe

Residential:	28 Clark Ave. Fort Plain, NY 13339	Business:	211 Erie Boulevard Canajoharie, New York 13317

- Stan Dickson

Residential:	32 N. William St. Little Falls, NY 13365	Business:	211 Erie Boulevard Canajoharie, New York 13317

- Hans Drews

Residential:	48 Monroe St., Apt. 1 St. Johnsville, NY 13452	Business:	211 Erie Boulevard Canajoharie, New York 13317

(b) the issuer's officers;

Response:

- Kate Wolfe, president and chief executive officer

Residential:	28 Clark Ave. Fort Plain, NY 13339	Business:	211 Erie Boulevard Canajoharie, New York 13317

- Stan Dickson, executive vice president and chief financial officer

Residential:	32 N. William St. Little Falls, NY 13365	Business:	211 Erie Boulevard Canajoharie, New York 13317

- Hans Drews, vice president and chief credit officer

Residential:	48 Monroe St., Apt. 1 St. Johnsville, NY 13452	Business:	211 Erie Boulevard Canajoharie, New York 13317

(c) the issuer's general partners;

Response: Not applicable.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Response: None.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Response: Unknown.

(f) promoters of the issuer;

Response: None.

(g) affiliates of the issuer;

Response: Patriot Asset Management, Inc., 211 Erie Boulevard, Canajoharie, New York 13317.

(h) counsel to the issuer with respect to the proposed offering;

Response: Mackenzie Hughes LLP, 101 South Salina Street, Syracuse, New York 13202; Richard C. Engel, Esq., (315) 233-8220; rengel@mackenziehughes.com and Michael T. Stanczyk, Esq. (315) 233-8262; mstanczyk@mackenziehughes.com

(i) each underwriter with respect to the proposed offering;

Response: None.

(j) the underwriter's directors;

Response: Not applicable.

(k) the underwriter's officers;

Response: Not applicable.

(l) the underwriter's general partners; and

Response: Not applicable

(m) counsel to the underwriter.

Response: Not applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Response: There are no persons identified in response to Item 1 that are subject to any of the disqualification provisions set forth in Rule 262

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Response: Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Response: No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Response: Not applicable.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Response: Issuer will offer the securities in NY and FL (pending and subject to compliance with blue sky regulations), and may offer the securities in the jurisdictions of other issuer shareholders that include PA, MD, NC, KY, CT, MA, MI, CA, GA, IN, VA, TX, CO, NJ, OR, SC, NV and AZ.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Response: Not applicable.

(2) the title and amount of securities issued;

Response: Not applicable.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Response: Not applicable

(4) the names and identities of the persons to whom the securities were issued.

Response: Not applicable

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Response: Not applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Response: Not applicable

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Response: Neither the issuer nor its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

Response: No such arrangements are known to the issuer or to any person named in response to Item 1 above.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Response: Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Response: Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Response: No such publication was used prior to the filing of this notification

PART II – OFFERING CIRCULAR

(begins on following page)

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PRELIMINARY OFFERING CIRCULAR DATED APRIL __, 2013

PATRIOT FEDERAL BANK

211 Erie Boulevard, Canajoharie, New York 13317
(518) 673-4400

We are distributing to our shareholders, free of charge, non-transferable subscription rights to purchase up to 769,230 shares of our common stock. You will receive three rights for every four shares of common stock that you held of record as of March 11, 2013. Each right will entitle you to purchase one share of our common stock at a price of $6.50 per share. If you exercise your subscription rights for all of the shares that you hold of record, then you may also subscribe to purchase additional shares, subject to the conditions and limitations described later in this offering circular, at the same price of $6.50 per share.

We also plan to offer any unsold shares in the rights offering to new investors in a supplemental offering. The shares will be offered in the supplemental offering. You must subscribe for at least 4,000 shares of common stock in the supplemental offering, except that for employees of the Bank and its subsidiary, the minimum required purchase is 100 shares. The funds we receive from subscribers will be held in escrow by Atlantic Central Bankers Bank (ACBB) until the Minimum Offering Amount of $3,000,003.50 is sold in the combined rights and supplemental offerings or we cancel the rights offering.

Your subscription rights may be exercised at any time during the period starting on April xx, 2013 and ending at 5:00 p.m., Canajoharie, New York time, on May 15, 2013, unless we extend the rights offering period, in our sole discretion. At the expiration of the rights offering, and after taking into consideration all over-subscription requests, we may sell shares of our common stock to the public at $6.50 per share in the supplemental offering. Under no circumstances will we issue more than 769,230 shares in the combined rights and supplemental offerings. The supplemental offering will end on July 25, 2013, subject to extension in our sole discretion, and in accordance with applicable laws and regulations. We may cancel the rights offering or the supplemental offering, or both, at any time and for any reason.

There is no trading market for our common stock. Our stock is quoted on the OTC Bulletin Board under the symbol "PFDB."

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to the Public	Proceeds to the Company(1)
Per Share	$6.50	$6.50
Minimum Offering Amount	$3,000,003.50	$2,850,003.50
Maximum Total	$4,999,995	$4,849,995

(1) Before deducting $150,000 in estimated offering expenses payable by us, including, among others, printing, mailing and marketing expenses as well as legal and accounting fees and certain fees as described in "Plan of Distribution."

This investment involves risk. See "Risk Factors" beginning on page 26.

The date of this Preliminary Offering Circular is April xx, 2013.

NEITHER THE SUBSCRIPTION RIGHTS NOR THE SHARES OF COMMON STOCK OFFERED HEREUNDER ARE A DEPOSIT OR AN ACCOUNT OF OUR BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THIS PRELIMINARY OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY US CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

TABLE OF CONTENTS

	Page
QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING	13
SUMMARY	20
Patriot Federal Bank and its Subsidiary, Patriot Asset Management, Inc.	20
The Offering	20
Blue Sky Considerations	23
How We Determined the Subscription Price	24
SELECTED FINANCIAL AND OTHER DATA	25
RISK FACTORS	26
NOTE REGARDING FORWARD-LOOKING STATEMENTS	36
USE OF PROCEEDS	37
THE RIGHTS OFFERING	38
The Subscription Rights	38
Basic Subscription Privilege	38
Over-subscription Opportunity	38
Subscription Price	39
Expiration Time and Date; Amendments	39
Reasons for the Rights Offering	40
Anticipated Proceeds From the Rights Offering	40
Method of Exercising Subscription Rights	40
Payment Method	41
Receipt of Payment	41
Clearance of Uncertified Personal Checks	41
Instructions for Completing Your Subscription Election Form	41
Missing or Incomplete Subscription Information	42
Conditions and Cancellation	42
Cancellation Rights	42
Submission of Subscriptions	42
Fees and Expenses	43
Fractional Shares of Common Stock	43
Notice to Brokers and Nominees	43
Questions about Exercising Subscription Rights	43
Transferability of Subscription Rights	44
Validity of Subscriptions	44
Segregated Account; Return of Funds	44
Certificates for Shares of Common Stock	44

Rights of Subscribers 44
No Revocation or Change 44
Regulatory Limitation 45
U.S. Federal Income Tax Treatment of Subscription Rights Distribution 45
No Recommendation to Subscription Rights Holders 45
Listing 45
Shares of Common Stock Outstanding After the Rights Offering 45
Other Matters 45

THE SUPPLEMENTAL OFFERING 46

Acceptance of Subscriptions During Pendency of Rights Offering 46
Supplemental Offering Subscriptions Are Binding On Subscribers 46
Expiration Date and Cancellation Rights 47
Discretion to Accept Subscriptions 47
Escrow Arrangements; Return of Funds 47
No Revocation or Change 47

MARKET FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS 48

OUR POLICY REGARDING COMMON STOCK DIVIDENDS 49

CAPITALIZATION 50

PLAN OF DISTRIBUTION 50

Rights Offering 50
Supplemental Offering 51

OUR COMPANY 51

General 51
Business Strategy 52
Business Support Strategies 55
Management Changes 56
Market Area 56
Legal Proceedings 57
Competition 57
Employees 57
Properties 57

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 58

Overview 58
Results of Operations for the Years Ended December 31, 2012 and 2011 58

SUPERVISION AND REGULATION 70

Bank Regulation 70
FDIA/FIRA 70
Fiscal and Monetary Policies 71
Limits on Dividends and Other Payments 71

Financial Institutions Reform, Recovery and Enforcement Act 71
Federal Deposit Insurance Corporation Improvement Act of 1991 72
Consumer Regulations 73
USA Patriot Act of 2001 73
International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 73
Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 74
Future Legislation and Regulatory Initiatives 74

UNITED STATES FEDERAL INCOME TAXATION 75

General 75
Information Reporting and Backup Withholding 77

ERISA CONSIDERATIONS 78

General Fiduciary Matters 78
Prohibited Transaction and Related Issues 78

MANAGEMENT 80

Directors 80
Executive Officers 80
Business Experience of Directors and Executive Officers 81
Director Compensation 82
Highest Paid Directors and Officers as a Group in 2012 83
Stock Incentive Plan 83
Pension Plan 83
Supplemental Executive Retirement Plan ("SERP") 84
Consulting Contract - Former CEO 84
Executive Officer Employment Contracts 84
Certain Transactions with Directors and Officers 84
Security Ownership of Certain Beneficial Owners and Management 84

EXPERTS 86

LEGAL OPINION 86

CHARTER, BYLAWS & RESOLUTIONS 86

ADDITIONAL INFORMATION 86

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

As used through this offering circular, the terms "we," "us," "our," "the Bank" and "Patriot Federal Bank" refer to Patriot Federal Bank and its subsidiary.

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information included elsewhere in this offering circular. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This offering circular contains a more detailed description of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks related to the rights offering, the common stock of the Bank, and our business. See the section entitled "The Rights Offering" below.

What is being offered in the rights offering?

We are distributing, at no cost or charge to our shareholders of record, subscription rights to purchase shares of our common stock. These rights may be exercised only by the shareholders to whom they are distributed, and may not be sold, transferred or assigned to anyone else. The rights will be issued to holders of our common stock. Holders of our common stock will receive three subscription rights for every four shares of common stock held of record as of 5:00 p.m., Canajoharie, New York time on April xx, 2013, based on the shareholders as of the record date (March 11, 2013) of the rights offering. The subscription rights will be evidenced by Subscription Election Forms. Each subscription right will entitle you to purchase one share of our common stock, at a subscription price equal to $6.50 per share. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.

Will fractional rights be issued?

No, fractional rights will not be issued.

Why are we conducting the rights offering?

We are conducting the rights offering as a way of raising equity capital in a cost-effective manner that gives all of our shareholders an opportunity to participate. We cannot predict the number of shares that will be sold. We intend to add the proceeds from the sales to our general funds to be used for general corporate purposes. See section entitled "Use of Proceeds" below.

How will the shares of common stock be offered?

The shares of common stock will be offered in the rights offering to our current shareholders of record and any beneficial owners residing in the State of New York. These shareholders have a right to buy shares pursuant to their basic subscription privilege, and the ability to subscribe for additional shares through an over-subscription opportunity in our discretion. The shares of common stock will also be offered for subscription in our discretion to our shareholders, including beneficial owners not residing in the State of New York, and to others in the supplemental offering. Subject to the availability of shares after we have satisfied all basic subscription rights that are properly exercised, we intend to give first preference in both the over-subscription opportunity in the rights offering and the supplemental offering to current shareholders, and then to others with a preference given to citizens residing in the Bank's market area. Our marketing for this offering will be accomplished through a combination of telephone calls, mail and personal visits and meetings.

What is the basic subscription privilege?

For each right that you own, you will have a basic subscription privilege to buy from us one share of our common stock at the subscription price. You may exercise your basic subscription privilege for some or all of your subscription rights, or you may choose not to exercise any subscription rights.

For example, if you owned 1,000 shares of our common stock as of 5:00 p.m., Canajoharie, New York time on the record date, you would receive 750 subscription rights (1,000 divided by 4 times 3) and would have the right to purchase 750 shares of common stock for $6.50 per share with your basic subscription privilege.

What is the over-subscription opportunity?

If you exercise your basic subscription privilege in full, you, together with other shareholders that exercise their basic subscription privilege in full, will be entitled to subscribe to purchase additional shares subject to certain conditions and limitations. The subscription price per share that applies to the over-subscription opportunity is the same subscription price per share that applies to the basic subscription privilege.

What are the limitations on the over-subscription opportunity?

We reserve the right to reject in whole or in part any over-subscription requests, regardless of the availability of shares to satisfy these requests. Subject to this right, we will honor over-subscription requests in full to the extent sufficient shares are available following the exercise of rights under the basic subscription privilege, taking into account our right to facilitate sales of shares to new investors in the supplemental offering that we are undertaking concurrently with the rights offering. If over-subscription requests exceed the shares that are available to satisfy the requests, then, subject to our right to reject in whole or in part any over-subscription request, we will allocate the available shares pro rata based on the number of shares each over-subscribing shareholder purchased under the basic subscription privilege. Any excess subscription payments will be returned, without interest or penalty.

What will happen if less than all of the subscription rights are exercised?

In the event shares of common stock remain available for sale after taking into account the exercise of basic subscription rights and such over-subscription requests as we choose to satisfy, we will offer those remaining shares to others at the $6.50 per share subscription price in the supplemental offering.

Am I required to exercise the rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to fully exercise your basic subscription privilege and other shareholders fully exercise their basic subscription privilege, the percentage of our common stock owned by these other shareholders will increase relative to your ownership percentage, and your voting rights, and other rights will likewise be diluted. In addition, if you do not exercise your basic subscription privilege in full, you will not be entitled to subscribe to purchase additional shares pursuant to the over-subscription opportunity and your ownership percentage in our common stock and any related voting and other rights may be further diluted. Also, if you do not exercise your basic subscription privilege in full and the subscription price is less than the fair value of our common stock, you would experience immediate dilution of the value of your shares relative to what your value would have been had our common stock been issued at fair value.

How soon must I act to exercise my subscription rights?

The subscription rights may be exercised at any time during the subscription period, which commences on April xx, 2013, through the expiration date for the rights offering, which is 5:00 p.m., Canajoharie, New York time, on May 15, 2013. If you elect to exercise any subscription rights, the Bank must actually receive all required documents and payments from you at or prior to the expiration date. Although we have the option of extending the subscription period at our sole discretion, we do not currently intend to do so.

May I transfer my subscription rights?

No. You may not sell, transfer or assign your subscription rights to anyone else.

Are we requiring a minimum subscription to complete the rights offering?

No minimum individual subscription is required to participate in the rights offering, but an aggregate subscription minimum of $3,000,003.50 (the Minimum Offering Amount) is required for the offering to be completed.

Are there any limitations on the number of subscription rights I may exercise in the rights offering?

You may only purchase the number of shares of common stock purchasable upon exercise of the number of basic subscription rights distributed to you in the rights offering, plus up to the number of shares that may be made available pursuant to the over-subscription opportunity. Accordingly, the number of shares of common stock you may purchase in the rights offering is limited by the number of shares of our common stock you held on the record date and by the extent to which other shareholders exercise their subscription rights, including any over-subscription requests, as well as by our determination as to the number of shares, if any, that we will offer to sell to new investors in the supplemental offering.

In addition, under applicable federal banking laws, any purchase of shares of our common stock may also require the prior clearance or approval of, or prior notice to, federal bank regulatory authorities if the purchase will result in any person or entity or group of persons or entities acting in concert owning or controlling shares in excess of 10.0% of our outstanding shares of common stock following the completion of the rights offering.

Can the rights offering be cancelled?

Yes. We may cancel the rights offering at any time prior to the expiration date for any reason.

How do I exercise my subscription rights?

If you wish to participate in the rights offering, you must properly complete the enclosed Subscription Election Form and deliver it, along with the full subscription price (including any amounts in respect of your over-subscription request), to Atlantic Central Bankers Bank (mailing address: PO Box 1109
Camp Hill, PA 17001-1109) before 5:00 p.m., Canajoharie, New York time, on May 15, 2013. If you use the mail, we recommend that you use insured, registered mail, return receipt requested.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your basic subscription right and, if applicable, any over-subscription request that we have accepted to the fullest extent possible based on the amount of the payment received. If the payment exceeds the subscription price for the full exercise of your basic subscription right and any applicable over-subscription request that we have accepted, or if you subscribe for more shares than you are eligible to purchase pursuant to the over-subscription opportunity, then the excess will be returned to you as soon as practicable. You will not receive interest on any payments refunded to you under the rights offering.

If the offering is not completed, will my subscription payment be refunded to me?

Yes. The escrow agent will hold all funds it receives in a segregated account at least until the Minimum Offering Amount of $3,000,003.50 is sold in the combined rights and supplemental offerings. If the Minimum Offering Amount is not sold, the escrow agent will promptly return, without interest or penalty, all subscription payments. If you own shares in "street name", it may take longer for you to receive payment because the escrow agent will return payments through the record holder of the shares.

What form of payment must I use to pay the subscription price?

You must timely pay the full subscription price for the full number of shares of common stock you wish to acquire under the basic subscription privilege and any over-subscription request by delivering to Atlantic Central Bankers Bank a certified or cashier's check, a bank draft drawn on a U.S. bank, a U.S. postal or express money order, or a personal check that clears before the expiration date of the rights offering. If you wish to use any other form of payment, then you must obtain the prior approval of the escrow agent and make arrangements in advance with the Bank and the escrow agent for the delivery of such payment.

What should I do if I want to participate in the rights offering, but my shares are held in the name of my broker, dealer, custodian bank or other nominee?

If you hold your shares of our common stock in the name of a broker, dealer, custodian bank or other nominee, then your broker, dealer, custodian bank or other nominee is the record holder of the shares of our common stock that you own. The record holder must exercise the subscription rights on your behalf for the shares of our common stock you wish to purchase.

We will ask your broker, dealer, custodian bank or other nominee to notify you of the rights offering. In order to direct your record holder to exercise your subscription rights you should follow the procedures for exercising your subscription rights provided by your record holder. You should receive these instructions from your record holder with the other rights offering materials. If your record holder does not include such instructions with the other rights offering materials, you should follow up with your record holder directly to confirm the appropriate procedures.

If you wish to participate in the rights offering and purchase shares of our common stock, please contact the record holder of your shares promptly. Your bank, broker or other nominee holder is the holder of the shares you own and must exercise the subscription rights on your behalf for shares you wish to purchase.

Will the shares of common stock I acquire in the rights offering be subject to any shareholder agreement restricting my ability to sell or transfer my new shares of common stock?

No. You will not be subject to any shareholder agreement that restricts your ability to sell or transfer any new shares of common stock acquired by you in the rights offering. However, certain state laws may restrict the transferability of your shares, depending on your state of residence. Shareholders who are directors, officers and other employees of the Bank and its subsidiary may be subject to certain trading restrictions with respect to shares that they own or control under internal corporate policies and procedures, but any of these restrictions are applicable independent of whether the shares are purchased in the rights offering.

After I exercise my subscription rights, can I change my mind?

No. All exercises of subscription rights are irrevocable by the shareholders, even if you later learn information about us that you consider unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase. However, we may cancel, extend or otherwise amend the rights offering at any time prior to the expiration date.

Does exercising my subscription rights involve risk?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of our common stock and should be considered as carefully as you would consider other equity investments. Among other things, you should carefully consider the risks described under the heading "Risk Factors" of this offering circular.

Has our Board of Directors made a recommendation to our shareholders regarding the rights offering?

No. Our Board of Directors is making no recommendations regarding your exercise of subscription rights. You could risk investment loss on new money invested. We cannot assure you that the trading price for our common stock will be above the subscription price at the time of exercise or at the expiration of the rights offering period or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to decide whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See the section entitled "Risk Factors" of this offering circular.

What is the anticipated extent of participation by our Board of Directors and executive officers in the rights offering, oversubscription opportunity and/or supplemental offering?

The Board of Directors and executive officers have expressed non-binding intents to purchase 189,691 shares, which would be 41.1% of the $3 million minimum offering, or 24.7% of the $5 million maximum. We anticipate over 90% of the Directors and executive officers will participate. Please see table showing the current and projected ownership of shares by Directors and executive officers under Security Ownership of Certain Beneficial Owners and Management.

What fees or charges apply if I exercise my subscription rights?

We are not charging any fees or sales commissions to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through a broker or other record holder of your shares, you are responsible for paying any fees that person may charge.

When will I receive my new shares of common stock?

As soon as practicable after the end of the entire offering period, we will arrange for the issuance of the shares of common stock purchased pursuant to the offering.

Will the subscription rights be listed on a stock exchange or trading market?

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed on any other stock exchange or trading market or on the OTC Bulletin Board. Our common stock trades on the OTC Bulletin Board under the symbol "PFDB".

What are the U.S. federal income tax consequences of exercising my subscription rights?

The receipt and exercise of your subscription rights will generally not be taxable under U.S. federal income tax laws. You should, however, seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability of any other tax laws. See the section below entitled "United States Federal Income Taxation".

How much money will Patriot Federal Bank receive from the rights offering?

The net proceeds to us will depend on the number of subscription rights that are exercised in the rights offering, including over-subscription requests, and whether any remaining shares are sold in the supplemental offering. If we issue all shares available for the exercise of basic subscription rights in the rights offering, the net proceeds to us, after deducting estimated offering expenses, will be approximately $4.85 million. We estimate that the expenses of the combined rights and supplemental offerings will be approximately $150,000. We intend to use the net proceeds to fund future asset growth and for general corporate purposes. See the section below entitled "Use of Proceeds".

If I am not a shareholder but wish to subscribe for shares of common stock in the supplemental offering, what do I do?

We will accept subscriptions for unsold shares of common stock during the pendency of the rights offering. Upon completion of the rights offering, subscriptions for the shares of common stock offered in the supplemental offering may be accepted by us in our sole discretion, subject to the availability of shares after we have satisfied all basic subscription rights that have been properly exercised and any over-subscription requests that we have accepted in the rights offering. We reserve the right to accept or reject in whole or in part any subscription we receive in the supplemental offering. All subscription proceeds we receive in the supplemental offering will be deposited in a segregated noninterest-bearing account maintained by the escrow agent until the time that we accept or reject those subscriptions. The supplemental offering will commence concurrently with the rights offering on April xx, 2013 and will continue following the expiration date for the rights offering until 5:00 p.m., Canajoharie, New York time, on July 25, 2013, subject to extension in our sole discretion. If we cancel the supplemental offering, subscription payments received will be returned, without interest or deduction, as soon as practicable.

Is the supplemental offering subject to any minimum or maximum subscription amount?

You must subscribe for at least 4,000 shares of common stock in the supplemental offering, except that for employees of the Bank and its subsidiary the minimum required purchase is 100 shares. We may choose to waive these minimum investment amounts in our sole discretion. There is no maximum amount of shares you can subscribe for as long as we have shares remaining available for sale after our rights offering is completed. You may not revoke or change your subscription after you have submitted your subscription agreement. We may choose to reject your subscription entirely or accept it for only a portion of the shares for which you subscribe.

In addition, under applicable federal and state banking laws, any purchase of shares of our common stock may also require the prior clearance or approval of, or prior notice to, federal and state bank regulatory authorities if the purchase will result in any person or entity or group of persons or entities acting in concert owning or controlling shares in excess of 10.0% of our outstanding shares of common stock following the completion of the supplemental.

How can I get further information about the rights offering?

The offering circular describes the rights offering in detail. If you would like further information, please call Kate Wolfe, president and chief executive officer, or Stan Dickson, executive vice president and chief financial officer, at (518) 673-4400, to set up an appointment or pick up additional materials. **NEITHER THE SUBSCRIPTION RIGHTS NOR THE SHARES OF COMMON STOCK BEING OFFERED ARE A DEPOSIT OR AN ACCOUNT OF THE BANK, ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY, AND ARE NOT OFFERED THROUGH NORMAL BANKING CHANNELS.**

SUMMARY

As used through this offering circular, the terms "we," "us," "our," "the Bank" and "Patriot Federal Bank" refers to Patriot Federal Bank and its wholly owned subsidiary, Patriot Asset Management, Inc.

This summary highlights selected information from this offering circular and may not contain all the information that you should consider before investing in the securities we are offering. To understand the offered securities properly, you should read the entire document carefully, including the risk factors and our consolidated financial statements and the related notes.

Patriot Federal Bank and its Subsidiary, Patriot Asset Management, Inc.

Patriot Federal Bank is a federally chartered savings bank, and began operations in December 2005. Patriot Asset Management, Inc. (PAM) is a wholly owned subsidiary of Patriot Federal Bank. PAM was incorporated in the State of New York in 2012 and began operations in 2013.

We are headquartered at 211 Erie Boulevard in Canajoharie, New York. In 2007, we opened a branch office in Johnstown, New York; this office is today located at 311 North Comrie Avenue. In April of 2013, we intend to open a new branch in Amsterdam, New York, located at 4781 State Highway 30.

Patriot Federal Bank is a community oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. Our principal business consists of attracting deposits from the general public and local business in and around the areas of Montgomery and Fulton counties, and investing those deposits in one-to-four family residential mortgages, commercial real estate loans, commercial loans, residential construction loans, home equity lines of credit, consumer loans, and in investment securities.

Our subsidiary PAM will provide our customer base with investment advisory services. We always stress that PAM's operations are distinct from those of the Bank, and assets placed with PAM are not deposits of the Bank, and are not insured by the FDIC.

In our seven years in operation, we have grown to an asset size of $101 million. We have $86 million in deposits, $59 million in loans, and stockholders' equity of $9 million.

Our principal office is located at 211 Erie Boulevard, Canajoharie, New York 13317. Our telephone number is (518) 673-4400, and our web site is www.patriotfederalbank.com. Information on our web site is not a part of this offering circular.

The Offering

The following summary describes the principal terms of the rights offering, but is not intended to be complete. See the section of this offering circular below entitled "The Rights Offering" for a more detailed description of the terms and conditions of the rights offering.

Securities Offered

We are distributing at no cost or charge to you one subscription right for each share of our common stock that you owned as of 5:00 p.m., Canajoharie, New York time, on the record date, March 11, 2013, either as a holder of record or, in the case of shares held of record by brokers, custodian banks or other nominees on behalf of residents of the State of New York, as beneficial owner of the shares. These rights may be exercised only by you, and cannot be sold, transferred or assigned to anyone else.

No fractional rights for purchase of our common stock will be issued.

Basic Subscription Privilege

For every four shares that you own, you will have a basic subscription privilege to buy from us three shares of our common stock at the subscription price. You may exercise your basic subscription privilege for some or all of your subscription rights, or you may choose not to exercise your subscription rights.

Over-subscription opportunity

If you exercise your basic subscription privilege in full, you will also have an opportunity to subscribe to purchase any shares that our other subscription rights holders do not purchase under their basic subscription privilege. The subscription price for shares purchased pursuant to the over-subscription opportunity will be the same as the subscription price for the basic subscription privilege. We reserve the right to reject in whole or in part any or all over-subscription requests, and we may choose to issue some or all of the shares that we may issue beyond the number necessary to satisfy properly exercised basic subscription rights solely to new investors in the supplemental offering.

Subscription Price

The subscription price per share of common stock shall be equal to $6.50 per share. To be effective, any payment related to the exercise of a subscription right must clear prior to the expiration of the rights offering period.

Record Date

The record date will be March 11, 2013.

Expiration Date

The subscription rights will expire at 5:00 p.m., Canajoharie, New York time, on May 15, 2013, unless the expiration date is extended. We reserve the right to extend the subscription rights period at our sole discretion, in accordance with applicable laws and regulations.

Supplemental Offering

If shares of common stock remain available for sale after the closing of the rights offering, our officers and directors will offer and sell those remaining shares in a supplemental offering at the $6.50 per share subscription price. Initially, we anticipate that any shares offered in the supplemental offering will be offered with a preference given to natural persons residing in Central New York, primarily Fulton, Montgomery, Oneida, Herkimer, and Schoharie counties in what we will refer to as the community portion of the supplemental offering. Subsequently, we anticipate that any shares remaining available in the supplemental offering will be offered outside of these areas in what we refer to as the general portion of the supplemental offering.

In the supplemental offering, the minimum required purchase is 4,000 shares except that for employees of the Bank and its subsidiary the minimum required purchase is 100 shares and there is no minimum purchase required of a shareholder. The 100 share minimum required purchase for our employees is based on our desire to encourage stock ownership by the Bank's employees.

Procedure for Exercising Subscription Rights

The subscription rights may be exercised at any time during the subscription period, which commences on April xx 2013. To exercise your subscription rights, you must properly complete the enclosed Subscription Election Form and deliver it, along with the full subscription price (including any amounts in respect of an over-subscription request), to Atlantic Central Bankers Bank before 5:00 p.m., Canajoharie, New York time, on May 15, 2013, unless the expiration date is extended.

If you use the mail, we recommend that you use insured, registered mail, return receipt requested.

Net Proceeds of Offering

The net proceeds to us will depend on the number of subscription rights that are exercised, including over-subscription requests, and the number of shares, if any, that are sold in the supplemental offering. If we issue all shares available for the exercise of basic subscription rights in the rights offering, the net proceeds to us, after deducting estimated offering expenses, will be approximately $4.85 million. We estimate that the expenses of the combined rights and supplemental offerings will be approximately $150,000. We intend to use the net proceeds to fund future asset growth and for general corporate purposes. See the section below entitled "Use of Proceeds".

Non-Transferability of Subscription Rights

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed for trading on any other stock exchange or trading market or on the OTC Bulletin Board.

No Revocation of Exercise by Shareholders

All exercises of subscription rights are irrevocable, even if you later learn information about us that you consider unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to the rights offering.

Conditions to the Rights Offering

The completion of the rights offering is subject to the conditions described in the section below entitled "The Rights Offering—Conditions and Cancellation".

Amendment; Cancellation

We may amend the terms of the rights offering or extend the rights offering period. We also reserve the right to cancel the rights offering at any time prior to the expiration date for any reason.

No Board Recommendation

Our Board of Directors is making no recommendations regarding your exercise of the subscription rights. You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See the section below entitled "Risk Factors".

Issuance of Common Stock

If you purchase shares of common stock through the rights offering, we will issue those shares to you as soon as practicable after the completion of the entire offering.

Trading of Common Stock

Our common stock trades on the OTC Bulletin Board under the symbol "PFDB".

Certain Material U.S. Federal Income Tax Considerations

The receipt and exercise of your subscription rights will generally not be taxable under U.S. federal income tax laws. However, you should seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability and effect of any other tax laws. See the section entitled "United States Federal Income Taxation" on below.

Shares of Common Stock Outstanding Before the Rights Offering

As of April xx, 2013, 957,544 shares of our common stock were outstanding.

Shares of Common Stock Outstanding After Completion of the Rights Offering

We will issue up to 769,230 shares of common stock in the rights offering, depending on the number of subscription rights that are exercised. If we issue all 769,230 shares of common stock available for the exercise of basic subscription rights in the rights offering and any supplemental offering, we would have 1,726,774 shares of common stock outstanding following the completion of the rights offering and any supplemental offering.

Blue Sky Considerations

We have complied with the issuer/dealer requirements under New York's blue sky securities laws. No restrictions to resale will apply under New York State blue sky securities laws to investors who are residents of New York or making resales in the State of New York.

In all States in which the offering is conducted we plan to comply with exemptions from registration or qualification under the blue sky securities laws. In all States except for New York, we will use our best reasonable efforts to comply with exemptions from registration or qualification. In order to comply with these exemptions the shares of common stock acquired by investors who are residents of these states may not be offered for resale unless they have been registered or qualified for sale in that jurisdiction or an exemption is available therefrom and the requirements of any such exemption have been satisfied. We do not currently intend to register or qualify the resale of such securities in any jurisdiction. An exemption, however, is generally available in these jurisdictions for resale of securities restricted under applicable blue sky laws to registered broker/dealers and certain institutional buyers. The certificates representing such shares sold without registration or qualification will contain a legend to this effect.

How We Determined the Subscription Price

Our Board of Directors determined the terms of the rights offering, including the subscription price, in its sole discretion. In determining the subscription price, our Board of Directors considered a number of factors, including:

- the size and timing of the rights offering and the price at which our stockholders might be willing to participate in a rights offering offered on a pro rata basis to all stockholders with an over-subscription opportunity;

- historical and current trading prices for our common stock; and

- analysis of information related to other recent rights offerings and the range of discounts that the subscription prices represented to the then prevailing and historical trading prices for those offerings.

The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common stock at the time the rights offering was approved by our Board or during the rights offering period. We cannot assure you that the trading price of our common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares purchased in this offering at a price equal to or greater than the subscription price. We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated historical financial and other data for the years and at the dates indicated. This information for the years or periods then ended is derived in part from, and should be read together with, our consolidated financial statements and notes thereto beginning at page F-1 of this offering circular. The information at December 31, 2010 and for the fiscal year then ended is derived in part from our audited consolidated financial statements not contained in this offering circular. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and the accompanying notes beginning at Page F-1, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical results are not necessarily indicative of results that may be expected for any future period.

Dollars in thousands	For the years ended December 31		
	2012	**2011**	**2010**
Interest income	4,132	4,479	4,327
Interest expense	1,032	1,060	1,025
Provision for loan losses	405	220	368
Net interest income after provision for loan losses	2,695	3,199	2,934
losses			
Non-interest income	215	222	227
Non interest expense	2,752	2,486	2,365
Gains (losses) on sale of investment securities	214	163	106
Gains (losses) on sale of loans	50	-	-
Gains (losses) on sales or revaluations of repossessed assets	(266)	-	-
Net Income	105	784	754
Per share data			
Basic earnings per share	0.11	0.82	0.79
Diluted income per share	0.11	0.82	0.69
Book value per share	9.28	9.45	8.26
Cash dividends declared	192	215	-
Weighted average shares outstanding - basic	957,444	957,444	957,444
Weighted average shares outstanding - diluted	957,444	957,444	1,096,607
Period End Balance Sheet Data			
Total assets	100,879	97,359	86,382
Investment securities	33,761	30,997	21,119
Loans	59,656	61,742	61,655
Allowance for loan losses	914	855	953
Deposits	86,077	82,482	73,160
Total equity	8,883	9,050	7,909
Selected Financial Ratios			
Return on average assets	0.10%	0.84%	0.94%
Return on average shareholders equity	1.14%	9.21%	9.79%
Dividends declared to net income	182.4%	27.5%	-
Loans to deposits	69.3%	74.9%	84.3%
Average equity to average total assets	8.99%	9.16%	9.59%
Capital Ratios			

	Traditional tangible leverage ratio (equity / assets)	8.81%	9.30%	9.16%
	Tier 1 leverage ratio (Tier 1 cap / (tangible assets - def tax assets))	8.20%	8.72%	8.66%
	Tier 1 risk-based capital ratio (Tier 1 capital / risk-based assets)	15.44%	15.85%	15.74%
	Tot risk-based capital ratio (tot regulatory capital / risk-based assets)	16.70%	17.10%	16.90%

RISK FACTORS

An investment in the securities offered hereby involves certain risks. You should carefully read the following risk factors about our business and this offering, together with the other information in this offering circular, before making a decision to purchase any shares.

If any of the following risks actually occurs, our business, assets, liquidity, operating results, prospects and financial condition could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment.

Risks Relating to the Company and the Offered Stock

You may have difficulty in selling your securities or selling them at a fair price because there is little trading activity.

Our common stock trades on a limited basis in the over-the-counter bulletin board under the symbol "PFDB". We have no plans to list any of our securities on any exchange. As a result, you may not be able to sell your shares without delay, or be able to sell your shares at a fair price. We cannot predict when, if ever, a fully developed active and liquid public trading market for our securities will occur. If a developed public trading market for our securities does develop at a future time, such developed public trading market may not be sustained for any period of time.

The future trading price of our common stock may be less than the purchase price in this offering.

We cannot assure you that the market price will not decline if and after you acquire our common shares. The trading price of our stock could fluctuate substantially based on a variety of factors, including, but not limited to, the following:

- future announcements concerning us, our competitors or the businesses with whom we have relationships.
- changes in government regulations and the financial services industry, generally that affect our costs, and the types and mix of our products;
- the overall volatility of the stock markets and the economy generally;
- our growth and ability to implement our expansion strategy, especially given the competition in the banking industry in our market area; and
- changes in our operating results from quarter to quarter.

Further, the trading volume of our stock has been limited, which may increase the volatility of the trading price of our stock.

Fluctuating interest rates may reduce our profitability.

Fluctuations in interest rates, particularly rising rates, will ultimately affect both the level of income and expense we record on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than interest-earning assets that mature in the short term. The Bank's interest rate management strategy is designed to stabilize net interest income and preserve capital over a broad range of interest rate movements by matching the interest rate sensitivity of assets and liabilities. Although we believe that our current mix of loans, securities and deposits is reasonable, significant fluctuations in interest rates may have a negative effect on our profitability.

Persistently low interest rates could erode our core profitability.

We derive a significant portion of our net revenues (net interest income plus noninterest income) from the difference between what we earn on our interest-bearing assets such as loans and investment securities and what we pay for our interest-bearing liabilities. Of the $3.6 million of net revenues in 2012, 86.6% was attributable to this difference.

Part of the core profitability of a community bank such as ours is the lower cost inherent in the deposits it gathers at its branch offices compared to those that could be obtained in the wholesale money markets. This benefit has been eroding as market interest rates remain at low levels. In such an environment, our ability to save on funding costs is reduced and few additional savings will accrue to us for a longer period of time. In addition, as many of our interest-bearing assets prepay or mature, we will be forced to replace them with assets at lower current market yields. This asymmetrical impact could reduce our net interest income and adversely affect our operating results.

We may experience difficulties in managing our organic growth.

The success of our organic growth strategy will depend primarily on our ability to generate an increasing level of loans and deposits at acceptable risk levels and terms without significant increases in noninterest expenses relative to revenues generated. Our growth strategy involves a variety of risks, including our ability to:

- attract the talent needed to maintain adequate depth of management throughout our organization as we continue to grow;
- maintain adequate sources of funding at attractive pricing;
- maintain adequate underwriting practices and monitoring systems to maintain credit quality and manage a growing loan portfolio in the future; and
- implement appropriate policies, procedures and operating systems necessary to support a larger organization while keeping expenses under control.

We may not successfully open our new office in Amsterdam.

Our plans to grow the bank with our new branch in Amsterdam may be less successful than we plan. Competition for quality loans and for deposits is intense, and our acquisition of those assets and liabilities may be insufficient to provide the net interest margin needed to cover the costs of the branch and to contribute to our return on investment. The total costs for land, buildings and furniture and equipment in this branch are approximately $1.8 million. A significant portion of these costs would be non-recoverable if the branch does not perform as expected.

Our launch of Patriot Asset Management (PAM) may not go as planned.

PAM is a new entity, dependent on the public's appetite for this service, and our ability to stand out as the option of choice. Furthermore, we are starting out with one individual to operate PAM, which introduces risk of discontinuity if something should happen to that one person.

If we fail to effectively identify or mitigate our risks, we could suffer unexpected losses and could be materially adversely affected.

Our risk management framework seeks to mitigate risk and appropriately balance risk and return. We have established processes and procedures intended to identify, measure, monitor and report the types of risk to which we are subject, including credit, liquidity, interest rate sensitivity, compliance, reputation, and operations. We seek to monitor and control our risk exposure through a framework of policies, procedures and reporting requirements. Management of our risks in some cases depends upon the use of analytical and/or forecasting models. If the models that we use to mitigate these risks are inadequate, we may incur increased losses. In addition, there may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated. If our risk management framework does not effectively identify or mitigate our risks, we could suffer unexpected losses and could be materially adversely affected.

Competing institutions could adversely affect our ability to optimally deploy capital raised in this offering.

Although we will be the only locally owned and managed community bank in our market area, other banks will be aware of our presence, and may proactively work to negate the competitive advantages we hope to employ. They are subject to the same margin compression as we are, and they may to try to protect their positions from us by offering aggressive loan and deposit terms. These competitive pressures may negatively impact the volume and price at which we can acquire new business and retain existing business. As a result, new business growth, which is required to optimally deploy the capital we raise, may take longer or be less profitable. It may also adversely affect our ability to retain existing business.

Because we primarily serve Fulton and Montgomery Counties and several counties in close proximity, a decline in the economy of this local region could lower our profitability and adversely affect our growth.

We serve our market area with two (now three) banking offices with ATM's, and our internet and telephone banking services. Our profits depend on providing products and services to customers in this local region. An increase in unemployment, a decrease in real estate values, inclement weather, natural disasters and adverse trends or events affecting various industry groups such as agriculture are among the factors that could weaken the local economy. With a weaker local economy:

- customers may not want or need our products and services;
- borrowers may be unable to repay their loans;
- the value of the collateral securing our loans to borrowers may decline; and
- the overall quality of our loan portfolio may decline.

Making mortgage loans, consumer loans, and commercial loans is a significant source of our profits. If customers in the local area do not want these loans, our profits may decrease. Although we could make other investments, we may earn less revenue on these investments than on loans. Also, our losses on loans may increase if borrowers are unable to make payments on their loans. Increases in delinquent and non-accrual loans may result in an additional provision for loan losses which will negatively affect earnings. All of these factors could lower our profitability and adversely affect our growth.

We have a high percentage of loans secured by 1-4 family residences in our portfolio.

Our principal business consists of originating one- to four-family residential real estate mortgage loans and home equity lines of credit. As of December 31, 2012, these loans and lines of credit totaled $41.0 million, or almost 70% of our total loans outstanding as of that date.

Residential real estate loans generally have lower interest rates than commercial business loans and commercial real estate loans. As a result, we may generate lower interest rate spreads and rates of return compared to our competitors who originate more commercial loans. Furthermore, any concentration of lending type can present risks related to the health of the underlying collateral for such loans. The recent recession caused significant price erosion amongst single-family homes in the United States. A repeat of such a situation could result in greater losses on our loan portfolio than one more diversified by collateral type.

The late 2008 financial market volatility highlighted the interconnectedness of all financial institutions. A national or international event could trigger a repeat and impact us even though we are not directly involved.

Our Bank is part of the United States banking industry and holds securities and claims on other financial participants. We also depend on the normal functioning of a system built on trust. In the event of a systematic problem, financial markets could become so volatile that normal business is disrupted even for a Bank like ours located far from large financial centers. In that case, we might find it difficult or very costly to execute normal transactions that could negatively impact income or the market value of the assets of the Bank. In addition, the turmoil could negatively affect the price of all bank stocks, including our own.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings would decrease.

Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

- credit risks of a particular borrower;
- changes in economic and industry conditions;
- the duration and other terms of the loan; and
- in the case of a collateralized loan, uncertainties as to the future value of the collateral.

If our borrowers do not repay their loans, we may suffer loan losses. Loan losses are inherent in the lending business and could have a materially adverse effect on our operating results. We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for loan losses for loan defaults and non-performance. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, beyond our control. Such losses may exceed current estimates. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our future losses, thereby having an adverse effect on our earnings. In addition, this may cause us to increase the allowance for loan losses in the future, thereby decreasing our future earnings. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs required by these regulatory authorities would decrease our earnings.

We may lose customers or be unable to grow our customer base if our competitors develop and invest in technological improvements that consumer's desire, but which are beyond our financial ability to adopt and implement.

The financial services industry continues to undergo rapid technological change with frequent introductions of new technology-driven products and services. In addition, the effective uses of technology to better serve customers increases efficiency and enables financial institutions to reduce costs. Our future success and ability to implement our growth strategy will depend in part upon our ability to use technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources than do we to invest in technological improvements.

Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To develop these and other new technologies we will likely have to make additional capital investments. Although we continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive in the future. We may not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers. This could result in a loss of customers or an inability to grow our customer base, either of which would adversely affect our profitability and ability to grow.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including that of our customers, in our data center and on our networks. The secure maintenance of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, disrupt our operations, and cause a loss of confidence in our products and services, which could adversely affect our business.

We cannot guarantee the future payment of dividends on our Common Stock.

Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. The payment of future dividends will depend upon our financial resources, the earnings and the financial condition of the Bank and its subsidiary, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends. Accordingly, dividends, if any, may not be paid at historical levels or may be increased, or such an increase may not occur.

Monetary policies and economic factors could adversely affect our financial performance.

The success of the Company will depend in significant part upon its ability to attract deposits and extend loans and to maintain a sufficient interest margin between the rates of interest it receives on loans and other investments and the rates it pays out on deposits and other liabilities. This is affected by the monetary policies of federal regulatory authorities, and by economic conditions in our service area and the United States generally, including the following:

- changes in governmental economic and monetary policies;
- the Internal Revenue Code and banking and credit regulations;
- national, state, and local economic growth rates;
- employment rates; and
- population trends.

We cannot predict the nature and timing of any changes in such policies and conditions or their impact on us or our bank subsidiary. Any such changes may have a material adverse impact on our financial performance.

Our growth and return to investors may be limited by the laws and government agencies that regulate us and changes in these laws that may adversely affect our results of operation and financial condition.

We are a federal savings bank. We operate in a highly regulated environment and are subject to examination, supervision and comprehensive regulation by federal regulatory agencies. Under regulatory capital adequacy guidelines and other regulatory requirements, our Bank must meet guidelines subject to qualitative judgments by regulators about components, risk weightings and other factors. From time to time, the regulators implement changes to these regulatory capital adequacy guidelines. Banking regulations, designed primarily for the safety of depositors and not shareholders of Patriot Federal Bank, may limit our growth and the return to investors by restricting activities such as the payment of dividends; mergers with, or acquisitions by, other institutions; investments; loans and interest rates; interest rates paid on deposits and the creation of branch banking offices. Furthermore, if we fail to meet these minimum capital guidelines and other regulatory requirements, our financial condition would be materially and adversely affected.

Future governmental regulation and legislation could limit our future growth.

We are subject to extensive state and federal regulation, supervision, and legislation which govern almost all aspects of our operations. These laws may change from time to time and are primarily intended for the protection of customers, depositors, and the deposit insurance funds. The impact of any changes to these laws may negatively impact our ability to expand our services and to increase the value of our business. The Dodd-Frank Act, enacted in July 2010, represents a comprehensive overhaul of the financial services industry in the United States and requires federal agencies to implement many new rules. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our shareholders. See "Supervision and Regulation" for more information about applicable banking regulations.

Loss of one or more of our senior officers could impact our revenues or our risk profile.

Because we are a small bank, our senior officers have numerous responsibilities, including building our relationships with customers, and dealing with operational and compliance risks of all kinds. A loss of one of our senior officers could impair our ability to operate to full capacity, potentially affecting our revenue or increasing our risks.

Our management will have broad discretion in allocating the net proceeds from the offering and may not allocate the proceeds in the most profitable manner.

We have not specifically allocated all of the use of the net proceeds from this offering. Until utilized, we anticipate that net offering proceeds will be invested in short-term and intermediate-term securities. Therefore, management will have broad discretion as to the timing and specific application of the net proceeds and investors will not have the opportunity to evaluate the economic, financial and other relevant information that we will use in applying the net proceeds. Although we intend to use the net proceeds to serve Patriot Federal Bank's best interests, our application may not ultimately reflect the most profitable application of the net proceeds and you may not agree with such application. As a result, it is possible that our return on equity will decrease following the offering.

A decline in the market value of our investments could negatively impact shareholders' equity.

All of our securities investment portfolio as of December 31, 2012 and December 31, 2011 has been designated as available-for-sale. Unrealized gains and losses in the estimated value of the available-for-sale portfolio are reflected as a separate item in stockholders' equity, net of tax. Also, at December 31, 2012, we maintained approximately 33.5% of total assets in securities available for sale. If the market value of our investment portfolio declines, this would cause a decline in stockholders' equity which could be material.

Given current economic and market conditions, declines in the value of individual securities within our investment portfolio that are considered "other-than-temporarily-impaired" could have a negative impact on stockholders' equity.

At December 31, 2012, approximately 27% of our municipal securities investment portfolio is invested in New York State and local government obligations. This is 10% of our total investment portfolio, and 3% of our total assets. These issuers are affected by political, economic and regulatory factors. The concerns facing the State of New York and its municipalities may lead nationally recognized rating agencies to downgrade its debt obligations. We periodically, but not less than quarterly, evaluate these investments for impairment indicators. Under U.S. generally accepted accounting principles, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings to the extent the impairment is related to credit losses. If impairment is deemed other-than-temporary, the resulting charge to earnings relating to credit quality may be significant.

If we issue additional stock in the future, your percentage of ownership of Patriot Federal Bank could be reduced.

As a shareholder of Patriot Federal Bank, you will not have preemptive rights with respect to the issuance of additional shares of common stock or the issuance of any other class of stock. This means that if we decide to issue additional shares of stock, you will not automatically be entitled to purchase additional shares to maintain your percentage of ownership of our outstanding common stock. In addition, if we sell additional shares in the future, it is possible that those shares may be issued on terms more favorable, including a lower share price, than the terms hereunder.

We are not a Securities and Exchange Commission reporting company and, therefore, there is less information available than if our securities were registered under the Securities Exchange Act of 1934, which may make it more difficult for you to sell or otherwise take action with respect to your securities in the future.

We are a non-reporting issuer, which means we do not file periodic reports with the Securities and Exchange Commission and we do not plan to do so after this offering unless required by law. The Bank files a quarterly Consolidated Reports of Condition and Income (known as a Call Report) with the Federal Financial Institutions Examination Council. This information is publicly available, but purchasers of our common stock under the Offering will not have ready access to the same quantity of information concerning us and the Bank that is available to the shareholders of companies that report to the Securities and Exchange Commission. Further, the vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer which may make it more difficult for you to sell or otherwise take action with respect to your securities in the future.

Risks Related to the Rights Offering

If you do not fully exercise your basic subscription privilege, your interest in us will be diluted. In addition, if you do not exercise your basic subscription privilege in full and the subscription price is less than the fair value of our common stock, then you would experience an immediate dilution of the aggregate fair value of your shares.

A minimum of 461,539 shares up to a maximum of 769,230 shares of common stock are issuable in the rights offering, with any remaining shares available to satisfy over-subscription requests and/or to facilitate sales of shares to new investors in the supplemental offering that we are undertaking concurrently with the rights offering. If you do not choose to fully exercise your basic subscription privilege, your percentage ownership interest in us will significantly decrease. For example, if you own 10,000 shares of common stock before the rights offering, or approximately 1.04% of our common stock, and you do not exercise any of your basic subscription privilege and over-subscription opportunity while all other shareholders exercise their basic subscription privilege in full, or we otherwise issue the maximum number of additional shares to new investors in the supplemental offering, then your percentage ownership will be reduced to approximately 0.58%.If the minimum of $3,000,003.50 is raised in the offering, then your ownership will be reduced to 0.70%. In addition, if you do not exercise your basic subscription privilege in full and the subscription price is less than the fair value of our common stock, you would experience immediate dilution of the value of your shares relative to what your value would have been had our common stock been issued at fair value.

The subscription price determined for the rights offering is not necessarily an indication of the fair value of our common stock.

Our Board of Directors determined the terms of the rights offering, including the subscription price, in its sole discretion. In determining the subscription price, our Board of Directors considered a number of factors, including:

- the size and timing of the rights offering and the price at which our shareholders might be willing to participate in a rights offering offered on a pro rata basis to all shareholders with an over-subscription opportunity;
- historical and current trading prices for our common stock; and
- analysis of information related to other recent public offerings of community banks and the range of discounts that the subscription prices represented to the then prevailing and historical trading prices for those offerings.

The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common stock at the time the rights offering was approved by our Board or during the rights offering period. We cannot assure you that the trading price of our common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares purchased in the rights offering at a price equal to or greater than the subscription price. We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.

Because we do not have any formal commitments from any of our shareholders to participate in the rights offering, the net proceeds we receive from the rights offering may be lower than currently anticipated.

We do not have any formal commitments from any of our shareholders to participate in the rights offering, and we cannot assure you that our other shareholders will exercise all or any part of their basic subscription privilege or their over-subscription opportunity. If our shareholders subscribe for fewer shares of our common stock than anticipated, the net proceeds we receive from the rights offering could be significantly reduced and we could incur damage to our reputation.

The rights offering may cause the price of our common stock to decline.

Depending upon the trading price of our common stock at the time of our announcement of the rights offering, the announcement of the rights offering and its terms, including the subscription price, together with the number of shares of common stock we could issue if the offering is completed, may result in an immediate decrease in the trading price of our common stock. This decrease may continue after the completion of the rights offering. If that occurs, your purchase of shares of our common stock in the rights offering may be at a price greater than the prevailing trading price. Further, if a substantial number of subscription rights are exercised and the holders of the shares received upon exercise of those subscription rights choose to sell some or all of those shares, the resulting sales could also depress the trading price of our common stock.

We may cancel the rights offering at any time prior to the expiration of the rights offering period, and neither we nor the escrow agent will have any obligation to you except to return your subscription payment.

We may at our sole discretion cancel the rights offering at any time prior to the expiration of the rights offering period. If we elect to cancel the rights offering, neither we nor the escrow agent will have any obligation with respect to the subscription rights except to return to you, without interest or penalty, as soon as practicable, any subscription payments. In addition, we may suffer reputational harm if the rights offering is cancelled prior to the expiration date.

Because you may not revoke or change your exercise of the subscription rights, you could be committed to buying shares above the prevailing trading price at the time the rights offering is completed.

Once you exercise your subscription rights, you may not revoke or change the exercise. The trading price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights, and, afterwards, the trading price of our common stock decreases below the $6.50 per share subscription price, you will have committed to buying shares of our common stock at a price above the prevailing trading price and could have an immediate unrealized loss. The trading price of our common stock may not be equal to or exceed the subscription price at the time of exercise or at the expiration of the subscription rights offering period.

There is no legal obligation for our directors or senior management to subscribe for any shares in the rights offering.

None of our directors or members of senior management are legally obligated to subscribe for any shares of common stock in the rights offering. Because our directors and senior management are not required to subscribe for any shares of common stock in the rights offering, they may choose to subscribe for less than the number of shares of common stock that they are entitled to purchase in the rights offering. Any failure on the part of our directors and senior management to participate significantly in the rights offering may jeopardize the likelihood of success for the rights offering and could result in damage to our reputation.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

Shareholders that desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the Bank and the escrow agent prior to the expiration date of the rights offering. If you are a beneficial owner of shares and reside in the State of New York, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the Bank and the escrow agent prior to the expiration of the rights offering period. We are not responsible if your broker, dealer, custodian bank or nominee fails to ensure that all required forms and payments are actually received by the Bank and the escrow agent prior to the expiration of the rights offering period. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering prior to the expiration of the rights offering period, the Bank may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. The Bank makes no commitment to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form. We have the sole discretion to determine whether the exercise of your subscription rights properly and timely follows the subscription procedures.

Because the subscription rights are non-transferable, there is no market for the subscription rights.

You may not sell, transfer or assign your subscription rights to anyone else, and we do not intend to seek to have the subscription rights quoted on the OTC Bulletin Board or any other stock exchange or trading market. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional shares of our common stock to realize any value that may be embedded in the subscription rights.

If you make payment of the subscription price by uncertified personal check, your check may not clear in sufficient time to enable you to purchase shares in the rights offering.

Any uncertified personal check used to pay the subscription price in the rights offering must clear prior to the expiration date of the rights offering, and the clearing process may require five or more business days. As a result, if you choose to use an uncertified personal check to pay the subscription price, it may not clear prior to the expiration date, in which event you would not be eligible to exercise your subscription rights. You may eliminate this risk by paying the subscription price by certified or cashier's check or bank draft drawn on a U.S. bank or by a U.S. postal or express money order.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this offering circular we make forward-looking statements concerning trends and future conditions, including the future of the banking industry, our business strategy (including the possibility of future openings of banking offices and acquisitions), continued acceptance and growth of our assets, loans and deposits, development and addition of products and dependence on significant customers such as agricultural and municipal customers. These statements can be identified by the use of forward-looking terminology such as "may," "expect," "plan," "intend," "seek," "anticipate," "estimate," "continue" or other similar words. These statements and similar expressions discuss expectations of the future and are intended to identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this offering circular. We caution readers not to place undue reliance on any of these forward-looking statements, which reflect our views on the date of this offering circular. The "Risk Factors" and other factors identified throughout this offering circular could cause our actual results to differ significantly from those contained in any forward-looking statement.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this offering circular. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

USE OF PROCEEDS

The estimated net proceeds from the offering depend upon the total number of shares we sell. The following table sets forth the calculation of our net proceeds from the offering at an offering price of $6.50 per share and the use of these proceeds.

	Minimum	Maximum
Shares sold	461,539	769,230
Gross offering proceeds	$3,000,003.50	$4,999,995
Less estimated expense of the offering	$150,000	$150,000
Net cash proceeds to Patriot Federal Bank	$2,850,004	$4,849,995

We are raising equity capital at this time to increase the Bank's regulatory capital levels, and to support growth we anticipate in connection with the new branch office we are opening in Amsterdam. See "Management's Discussion and Analysis of Financial Condition and Results of Operation". We intend to add the proceeds from the sale to our general funds to be used for general corporate purposes. We have otherwise not specifically allocated the net proceeds from this offering. Initially, we will utilize the amounts raised primarily in short term investment securites. Ultimately, we intend for the capital to fund loans in our market area.

In our "Management's Discussion and Analysis of Financial Condition and Results of Operation", we will discuss the importance of asset growth in our plans to add value to the shareholders over time. Using the slightly simplistic, but realistic regulatory expectations of leverage capital ratios in the vicinity of 10%, each $1 million of capital we raise in this offering will support approximately $10 million in asset growth.

The $5 million maximum amount of capital we seek to raise (less offering expenses) will support additional asset growth of approximately $50 million, allowing us to reach total asset size of $150 million before we would need our growth to slow to the level at which we can retain earnings (earnings less dividends paid). The minimum amout we set was $3,000,003.50 (less offering expenses). This would support growth up to an asset size of approximately $130 million, and provide an opportunity for the Amsterdam branch to ramp itself up to materially contributing to our profitability. We believe that an amount less than this would not be sufficient for us to adequately execute our business plan.

THE RIGHTS OFFERING

The following describes the rights offering in general and assumes, unless specifically provided otherwise, that you are a record holder of our common stock on the record date. If you hold your shares in a brokerage account or through a dealer or other nominee, please also refer to the subsection below entitled "—Notice To Brokers and Nominees" below.

Before deciding whether to exercise your subscription rights, you should carefully read this offering circular, including the information set forth under the heading "Risk Factors" in this offering circular.

The Subscription Rights

We are distributing to holders of our common stock based on the shareholder list as of the record date for this rights offering (March 11, 2013), at no charge, non-transferable subscription rights to purchase shares of our common stock. In all States except for New York, we will use our reasonable best efforts to comply with exemptions from registration or qualification, though it is possible that your State may have regulations or merit review procedures that could prevent or prohibit our ability to make stock sales under this offering. You will receive three subscription right for every four shares of common stock you owned as of March 11, 2013. The subscription rights will be evidenced by a Subscription Election Form to be provided to each record holder of our common stock. Subscription rights may be exercised at any time during the subscription period, which commences on April xx, 2013, through the expiration date for the rights offering, which is 5:00 p.m., Canajoharie, New York time, on May 15, 2013. You are not required to exercise any of your subscription rights.

No fractional rights will be issued.

Basic Subscription Privilege

Each subscription right will entitle you to purchase one share of our common stock at a subscription price of $6.50 per share. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.

Over-subscription Opportunity

If you exercise your basic subscription privilege in full, you will also have an opportunity to subscribe to purchase any shares that our other subscription rights holders do not purchase pursuant to their basic subscription privilege. We may elect to issue additional shares to satisfy over-subscription requests and/or to facilitate sales of shares to new investors in the supplemental offering. The subscription price for shares purchased pursuant to the over-subscription opportunity will be the same as the subscription price for the basic subscription privilege.

You may exercise your over-subscription opportunity only if you exercise your basic subscription privilege in full. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privilege held by you in the same capacity. For example, if you are granted subscription rights for shares of our common stock that you own individually and shares of our common stock that you own jointly with your spouse, you may exercise your over-subscription opportunity with respect to the subscription rights you own individually, as long as you fully exercise your basic subscription privilege with respect to your individually owned subscription rights. You will not, however, be able to exercise the over-subscription opportunity you have collectively with your spouse unless the basic subscription privilege collectively held by you and your spouse is fully exercised. You do not have to subscribe for any shares under the basic subscription privilege owned jointly with your spouse to exercise your individual over-subscription opportunity.

When you complete the portion of your Subscription Election Form to exercise your over-subscription opportunity, you will be representing and certifying that you have fully exercised your basic subscription privilege as to shares of our common stock that you hold in that capacity. You must exercise your over-subscription opportunity at the same time you exercise your basic subscription privilege in full.

We reserve the right to reject in whole or in part any or all over-subscription requests regardless of the availability of shares. We also reserve the right to issue some or all of the shares that we may issue beyond the number necessary to satisfy properly exercised basic subscription rights solely to new investors in the supplemental offering.

If holders exercise their over-subscription opportunity for more shares than are available to be purchased pursuant to the over-subscription opportunity, we will allocate the shares of our common stock to be issued pursuant to the exercise of the over-subscription opportunity pro rata among those over-subscribing rights holders, subject to our right to reject in whole or in part any over-subscription request. "Pro rata" means in proportion to the number of shares of our common stock that you and the other subscription rights holders have agreed to purchase by exercising the basic subscription privilege. If there is a pro rata allocation of the remaining shares of our common stock and you would otherwise receive an allocation of a greater number of shares than you subscribed for under your over-subscription opportunity, then, subject to our accepting your over-subscription request, we will allocate to you only the number of shares for which you over-subscribed. We will allocate the remaining shares among all other holders exercising their over-subscription opportunity, again subject to our right to reject in whole or in part any over-subscription request. If you are not allocated the full amount of shares for which you over-subscribe, you will receive a refund of the subscription price, without interest or penalty, that you delivered for those shares of our common stock that are not allocated to you. The escrow agent will mail such refunds as soon as practicable after the completion of the offering.

Subscription Price

The subscription price per share of common stock shall be $6.50.

Expiration Time and Date; Amendments

The subscription rights will expire at 5:00 p.m., Canajoharie, New York time, on May 15, 2013, unless we extend it. We reserve the right to extend the subscription period in accordance with applicable laws and regulations. We will notify you of any extension of the expiration date by issuing a press release. You must properly complete the enclosed Subscription Election Form and deliver it, along with the full subscription price (including any amounts in respect of an over-subscription request), to Atlantic Central Bankers Bank prior to 5:00 p.m., Canajohaire, New York time, on May 15, 2013, unless the expiration date is extended. After the expiration of the rights offering period, all unexercised subscription rights will be null and void. We will not be obligated to honor any purported exercise of subscription rights which the Bank receives after the expiration of the offering, regardless of when you sent the documents regarding that exercise. Any subscription payments for shares not allocated or validly purchased will be returned to you, without interest or penalty, as soon as practicable. We reserve the right, at our sole discretion, to amend or modify the terms of the rights offering. For non-New York State residents, we will use our reasonable best efforts to comply with exemptions from registration or qualification, though it is possible that your State may have regulations or merit review procedures that could prevent or prohibit our ability to make stock sales under the rights offering.

Reasons for the Rights Offering

We are conducting the rights offering as a way of raising equity capital in a cost-effective manner that gives our shareholders the first opportunity to participate. This equity capital will be used to support future asset growth and will otherwise be used for various corporate purposes. We believe that the current economic environment, in which many larger regional and national banking institutions have tightened their lending standards and concentrated on addressing their deteriorated asset quality and reduced capital levels, has created significant opportunities for well-positioned community banks, such as Patriot Federal Bank, to expand geographically and to increase market share.

Anticipated Proceeds From the Rights Offering

The net proceeds to us from the rights offering will depend on the number of subscription rights exercised in the rights offering, including oversubscription requests, and whether any remaining shares are sold in the supplemental offering. If we issue all 769,230 shares available for the exercise of basic subscription rights in the rights offering, the net proceeds to us, after deducting estimated offering expenses, will be approximately $4.85 million. We estimate that the expenses of the combined rights and supplemental offerings will be approximately $150,000. See the section of this offering circular above entitled "Use of Proceeds".

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders

To exercise your basic subscription privilege and your over-subscription opportunity, you must properly complete and execute the Subscription Election Form, together with any required signature guarantees, and forward it, together with payment in full of the subscription price for each share of our common stock you are subscribing for, including any shares you subscribe for pursuant to the over-subscription opportunity, to the Bank at the address set forth below under the heading entitled "—Submission of Subscriptions", on or prior to the expiration date.

Subscription by Beneficial Owners

If you are a beneficial owner of shares of our common stock, meaning that you hold your shares in "street name" through a broker, custodian bank or other nominee, residing in the State of New York, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, including both your basic subscription right and any over-subscription request, you will need to have your broker, custodian bank or other nominee act for you and exercise your subscription rights and deliver all documents and payment on your behalf, including a "Nominee Holder Certification", prior to 5:00 p.m., Canajoharie, New York time, on May 15, 2013. If you hold certificates of our common stock directly and would prefer to have your broker, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transactions for you.

To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee, the form entitled "Beneficial Owners Election Form". You should receive this form from your broker, custodian bank or other nominee with the other subscription rights offering materials. If you wish to obtain a separate Subscription Election Form, you should contact the nominee as soon as possible and request that a separate Subscription Election Form be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.

Payment Method

Your payment of the subscription price must be made in U.S. dollars for the full number of shares of common stock you wish to acquire under the basic subscription privilege and the over-subscription opportunity. Your payment must be delivered in one of the following ways:

- uncertified personal check payable to "Atlantic Central Bankers Bank, as escrow agent for Patriot Federal Bank";
- certified or cashier's check or bank draft drawn upon a U.S. bank and payable to "Atlantic Central Bankers Bank, as escrow agent for Patriot Federal Bank"; or
- U.S. postal or express money order payable to "Atlantic Central Bankers Bank, as escrow agent for Patriot Federal Bank".

If you wish to use any other form of payment, then you must obtain the prior approval of the Bank and the escrow agent and make arrangements in advance with the escrow agent for the delivery of such payment.

Receipt of Payment

Your payment will be considered received by the escrow agent only upon:

- clearance of any uncertified personal check deposited by the escrow agent; or
- receipt by Atlantic Central Bankers Bank of any certified check or cashier's check or bank draft drawn upon a U.S. bank or any U.S. postal or express money order; or

Payment received after the expiration of the rights offering period will not be honored, and, in that case, the escrow agent will return your payment to you, without interest or penalty, as soon as practicable.

Clearance of Uncertified Personal Checks

If you are paying by uncertified personal check, please note that payment will not be deemed to have been received by the escrow agent until the check has cleared, which could take at least five or more business days to clear. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights offering expires to ensure that your payment is received by the escrow agent and clears by the rights offering expiration date. We urge you to consider using a certified or cashier's check or bank draft drawn on a U.S. bank or U.S. postal or express money order.

Instructions for Completing Your Subscription Election Form

You should read the instruction letter accompanying the Subscription Election Form carefully and strictly follow it. We will not consider your subscription received until Atlantic Central Bankers Bank has received delivery of a properly completed and duly executed Subscription Election Form and payment of the full subscription amount. The risk of delivery of all documents and payments is borne by you or your nominee, not us or the escrow agent.

The method of delivery of Subscription Election Forms and payment of the subscription amount to Atlantic Central Bankers Bank will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those Subscription Election Forms and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to Atlantic Central Bankers Bank and clearance of payment before the expiration of the subscription period for the rights offering. Because uncertified personal checks may take at least five or more business days to clear, we strongly urge you to pay or arrange for payment by means of certified or cashier's check or bank draft or U.S. postal or express money order to avoid missing the opportunity to exercise your subscription rights should you decide to exercise your subscription rights.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your subscription rights with respect to the maximum number of subscription rights that may be exercised with the aggregate subscription price payment you delivered to Atlantic Central Bankers Bank. If your aggregate subscription price payment is greater than the amount you would owe for exercise of your basic subscription privilege in full, you will be deemed to have exercised your over-subscription opportunity to purchase the maximum number of shares of our common stock that could be purchased with your over-payment. If we do not apply your full subscription price payment to your purchase of shares of our common stock, the escrow agent will return the excess amount to you by mail, without interest or penalty, as soon as practicable.

Conditions and Cancellation

We reserve the right to cancel the rights offering on or prior to the expiration date of the rights offering for any reason. We may cancel, extend or otherwise amend the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our Board of Directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we cancel the rights offering, in whole or in part, all affected subscription rights will expire without value, and all subscription payments received by the escrow agent will be returned, without interest or penalty, as soon as practicable.

Cancellation Rights

Our Board of Directors may cancel, extend or otherwise amend the rights offering at its sole discretion at any time prior to the time the rights offering expires for any reason. If we cancel the rights offering, we will issue a press release notifying shareholders of the cancellation, and any funds you paid to the escrow agent will be returned, without interest or penalty, as soon as practicable.

Submission of Subscriptions

All Subscription Election Forms, payments of the subscription price and nominee holder certifications, to the extent applicable to your exercise of subscription rights, with checks payable to "Atlantic Central Bankers Bank – Escrow Agent for Patriot Federal Bank". They must be delivered as follows:

By First Class Mail, Express Mail or Overnight Delivery:

ACBB – Escrow Agent for Patriot Federal Bank
PO Box 1109
Camp Hill, PA 17001-1109

You should direct any questions or requests for assistance concerning the method of subscribing for the shares of common stock or for additional copies of this offering circular to Kate Wolfe, president and chief executive officer, or Stan Dickson, executive vice president and chief financial officer, at (518) 673-4400.

If you deliver subscription documents, including the Subscription Election Forms, in a manner different than that described in this offering circular, then we may not honor the exercise of your subscription rights.

Fees and Expenses

We will pay all fees in connection with preparing and sending the rights offering materials to holders of our common stock. You are responsible for paying all costs associated with returning subscriptions to us, including any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. Neither the escrow agent nor we will pay such expenses.

Fractional Shares of Common Stock

We will not issue fractional shares of common stock.

Notice to Brokers and Nominees

If you are a broker, custodian bank or other nominee holder that holds shares of our common stock for the account of others who reside in the State of New York on the rights offering record date, you should notify the respective beneficial owners of such shares of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate Subscription Election Forms and submit them to Atlantic Central Bankers Bank with the proper payment. If you hold shares of our common stock for the account(s) of more than one such beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the subscription rights offering record date, provided that you, as a nominee record holder, make a proper showing to the Bank by submitting the form entitled "Nominee Holder Certification" that we will provide to you with your subscription rights offering materials. If you did not receive this form, you should contact the Bank to request a copy.

In the case of subscription rights that you hold of record on behalf of others through the Depository Trust Company, or DTC, those subscription rights may be exercised by instructing DTC to transfer the subscription rights from your DTC account to the Company's DTC account, and by delivering to the Bank the required certification as to the number of shares subscribed for pursuant to the exercise of the subscription rights of the beneficial owners on whose behalf you are acting, together with payment of the full subscription price.

Questions about Exercising Subscription Rights

If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of any documents, you should contact Kate Wolfe, president and chief executive officer, or Stan Dickson, executive vice president and chief financial officer, at (518) 673-4400, or stop by our main office located at 211 Erie Boulevard, Canajoharie, New York 13317 and ask for either Kate Wolfe or Stan Dickson.

Transferability of Subscription Rights

The subscription rights granted to you may be exercised only by you, and, therefore, you may not sell, transfer or assign your subscription rights to anyone else.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription privileges, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us at our sole discretion. Neither the escrow agent nor we shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to cancel the rights offering, only when a properly completed and duly executed Subscription Election Form and any other required documents and payment of the full subscription amount have been received by Atlantic Central Bankers Bank. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Segregated Account; Return of Funds

The escrow agent will hold funds received in payment for shares of the common stock in a segregated account pending completion of the rights offering. The escrow agent will hold this money until the rights offering is completed or is cancelled. If the rights offering is cancelled for any reason, the escrow agent will return this money to subscribers, without interest or penalty, as soon as practicable.

Certificates for Shares of Common Stock

When issued, the shares will be registered in the name of the subscription rights holder of record. As soon as practicable after the expiration of the offering period, the Bank will arrange for issuance to each subscription holder of record that has validly exercised its basic subscription privilege, the shares of common stock purchased pursuant to the basic subscription privilege and to each subscriber, if any, to the over-subscription and supplemental offferings.

Rights of Subscribers

You will have no rights as a shareholder of our common stock until you are issued certificates for shares of our common stock purchased in the rights offering. You will have no right to revoke your subscriptions after you deliver your completed Subscription Election Form, payment and any other required documents to the Bank.

No Revocation or Change

Once you submit the form of Subscription Election Form to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to the rights offering.

Regulatory Limitation

We will not be required to issue to you shares of our common stock pursuant to the rights offering if, in our opinion, you are required to obtain prior clearance or approval from, or submit a prior notice to, any state or federal regulatory authorities to acquire, own or control the shares and if, at the time the rights offering expires, we determine that you have not properly obtained such clearance or approval or submitted such notice.

U.S. Federal Income Tax Treatment of Subscription Rights Distribution

Based upon discussions with our advisors, we believe that our distribution or any shareholder's exercise of these subscription rights to purchase shares of common stock should generally not be taxable to our shareholders. See the section entitled "United States Federal Income Taxation" below.

YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THIS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS APPLICABLE TO YOUR OWN PARTICULAR TAX SITUATION.

No Recommendation to Subscription Rights Holders

Our Board of Directors is making no recommendations regarding your exercise of the subscription rights. You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See the section entitled "Risk Factors" in this offering circular.

Listing

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed on any other stock exchange or trading market or on the OTC Bulletin Board. The shares of common stock issuable upon exercise of the subscription rights will be listed on the OTC Bulletin Board under the symbol "PFDB".

Shares of Common Stock Outstanding After the Rights Offering

Based on the 957,544 shares of our common stock outstanding as of March 11, 2013, if we issue all 769,230 shares of common stock available for the exercise of basic subscription rights in the rights offering, we would have 1,726,774 shares of common stock outstanding following the completion of the rights offering, which would represent an increase in the number of outstanding shares of our common stock of approximately 80%.

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of our common stock from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights. For non-New York State residents, we will use our reasonable best efforts to comply with exemptions from registration or qualification, though it is possible that your State may have regulations or merit review procedures that could prevent or prohibit our ability to make stock sales under the rights offering. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions.

Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your subscription rights in order to comply with state securities laws. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in the rights offering. However, we are not currently aware of any states or jurisdictions that would preclude participation in the rights offering.

THE SUPPLEMENTAL OFFERING

Acceptance of Subscriptions During Pendency of Rights Offering

We will permit certain persons and entities, in our sole discretion, who are not shareholders eligible to participate in the rights offering to submit subscriptions to purchase shares of our common stock at a purchase price of $6.50 per share as and to the extent that any shares of our common stock remain available for purchase following the expiration date of the rights offering, subject to the purchase priority rights of the holders of subscription rights.

Initially, we anticipate that any shares offered in the supplemental offering will be offered with a preference given to natural persons residing in Central New York, primarily Fulton, Montgomery, Oneida, Herkimer and Schoharie counties.

In the supplemental offering, the minimum required purchase is 4,000 shares except that for employees of the Bank and its subsidiary the minimum required purchase is 100 shares, and there is no minimum purchase required of a shareholder. The 100 share minimum required purchase for our employees is based on our desire to encourage stock ownership by the Bank's employees.

Prospective purchasers should complete, date and sign the subscription agreement that accompanies this offering circular and return it, together with a check, bank draft or money order payable to "Atlantic Central Bankers Bank, as escrow agent for Patriot Federal Bank" for the full amount of the total subscription price for the shares that you subscribe for under the subscription agreement, to Atlantic Central Bankers Bank (ACBB), at the appropriate address set forth above in this offering circular in the subsection entitled "The Rights Offering—Submission of Subscriptions".

Supplemental Offering Subscriptions Are Binding On Subscribers

If you send an uncertified personal check, payment will not be deemed to have been received by the escrow agent until the check has cleared. If you send a certified or cashier's check or bank draft, drawn on a U.S. bank, or a U.S. postal or express money order, payment will be deemed to have been received immediately upon receipt of such instruments.

Any uncertified personal check used to pay for shares of our common stock must clear the appropriate financial institutions prior to 5:00 p.m., Canajohaire, New York time, on July 25, 2013, which is the expiration date of the supplemental offering. The clearance of an uncertified personal check may require five or more business days. Accordingly, persons who wish to acknowledge their subscription by means of an uncertified personal check are urged to make payment sufficiently in advance of the expiration of the supplemental offering to ensure such payment is received and clears by such date.

If you wish to use any other form of payment in subscribing for shares in the supplemental offering, then you must obtain the prior approval of the Bank and the escrow agent and make arrangements in advance with the escrow agent for the delivery of such payment.

Expiration Date and Cancellation Rights

The supplemental offering will expire at 5:00 p.m., Canajoharie, New York time, on July 25, 2013, unless we extend the supplemental offering in accordance with applicable laws and regulations.

We may cancel the supplemental offering at any time for any reason, including following the rights offering expiration date. If we cancel the supplemental offering, the escrow agent will return all subscription payments, without interest or deduction, as soon as practicable.

Discretion to Accept Subscriptions

We reserve the right, in our sole discretion, to accept or reject in whole or in part any subscription that may be properly delivered pursuant to the supplemental offering. As a result, you may not receive any or all of the shares for which you subscribe. We will notify subscribers as soon as practicable following the expiration date of the supplemental offering as to whether and to what extent their subscriptions have been accepted. If we do not accept all or a portion of a subscription, the escrow agent will return to the subscriber the unaccepted portion of the subscription funds, without interest or deduction, as soon as practicable.

Escrow Arrangements; Return of Funds

The escrow agent will hold funds received with a subscription in connection with the supplemental offering in a segregated noninterest-bearing account. The escrow agent will hold these funds on our behalf in escrow until such time as we accept or reject the subscription in whole or in part or until the supplemental offering is cancelled. If the supplemental offering is cancelled, the escrow agent will return the subscription payments, without interest or deduction, as soon as practicable.

No Revocation or Change

Once you submit your subscription and payment in connection with the supplemental offering, you will not be allowed to revoke your subscription or request a refund of monies paid. All subscriptions delivered pursuant to the supplemental offering are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not submit a subscription to purchase shares in the supplemental offering unless you are certain that you wish to purchase shares of our common stock at the subscription price.

MARKET FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Our stock is traded on a limited basis in the over-the-counter market under the symbol "PFDB." Our stock does not have a market maker, and we do not plan to list our securities on any exchange. Transactions in our stock are reported in the Financial Industry Regulatory Authority, Inc.'s reporting system known as the "OTC Bulletin Board."

The following table describes for the quarters indicated the high and low sales for our stock as quoted on the OTC Bulletin Board and dividends paid with respect to our stock since January 1, 2010. The dividend commenced in the first quarter of 2011.

Fiscal 2013	High	Low	Dividend	
First Quarter through March 24	$ 7.50	$ 6.65	$ 0.050	
Fiscal 2012	**High**	**Low**	**Dividend**	
Quarter Ending December 31, 2012	$ 7.60	$ 6.55	$ 0.050	
Quarter Ending September 30, 2012	$ 9.00	$ 7.60	$ 0.050	
Quarter Ending June 30, 2012	$ 9.25	$ 8.35	$ 0.050	
Quarter Ending January 31, 2012	$ 9.00	$ 8.50	$ 0.050	
Fiscal 2011	**High**	**Low**	**Dividend**	
Quarter Ending December 31, 2011	$ 9.30	$ 8.10	$ 0.075	[1]
Quarter Ending September 30, 2011	$ 10.90	$ 9.00	$ 0.050	
Quarter Ending June 30, 2011	$ 10.75	$ 9.10	$ 0.050	
Quarter Ending January 31, 2011	$ 11.50	$ 10.45	$ 0.050	
Fiscal 2010	**High**	**Low**	**Dividend**	
Quarter Ending December 31, 2010	$ 11.75	$ 11.00	$ -	
Quarter Ending September 30, 2010	$ 11.00	$ 10.50	$ -	
Quarter Ending June 30, 2010	$ 12.00	$ 10.50	$ -	
Quarter Ending January 31, 2010	$ 12.50	$ 10.10	$ -	

(1) Includes a $0.025 special dividend

The above over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. The quotation of our common stock on the OTC Bulletin Board does not assure that a meaningful, consistent and liquid market for such securities currently exists.

As of March 24, 2013, there were approximately 370 holders of record of our common stock. Certain shares of Patriot Federal Bank are held in "nominee" or "street" name and, accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

OUR POLICY REGARDING COMMON STOCK DIVIDENDS

Our initial dividend was declared in the first quarter of 2011 – after our second year of profitability. Our Board of Directors currently intends to continue the policy of paying dividends. Dividends payments at historical levels following the offering may not be sustained or may be increased, or such increase may not occur. Future payment of dividends must necessarily depend upon our financial resources, the earnings and financial condition of the Bank, restrictions under applicable law and regulations, and other factors relevant at the time the Board of Directors considers any declaration of dividends.

The Board believes that continuation of the dividend has benefits to our existing shareholders as a demonstration of our continuing commitment to them – and an attractive return in absolute terms. The Board also believes the dividend may be attractive to prospective investors as well, as a source of value to the investors as the profitability of the Amsterdam branch, and bank as a whole, goes through what we believe to be a period likely to have earnings constrained by both the new branch ramping its way up to profitability and the current interest rate environment.

Although it is the intent of the Board of Directors to continue the dividend, the dividend is high relative to current earnings and those we project during the time frame following the opening of our Amsterdam branch. If our earnings should become insufficient to pay dividends according to the formulas (generally with three year look-back provisions) provided to us by the Office of the Comptroller of the Currency ("OCC", our primary federal regulator), we may or may not request a special waiver to continue the dividend. Should this formula short-fall occur, our decision on whether to request the waiver will depend on how rapidly we believe we will be back at an earnings level sufficient to remove the need for this waiver. In turn, the OCC may or not approve this waiver, and they do not provide a response until such time as the waiver would be required for the dividend payment on the immediate horizon. We believe the increased capital provided by this capital raising initiative will be a factor in favor of the OCC granting the waiver.

CAPITALIZATION

The following table sets for as of December 31, 2012:

a. our existing capitalization; and

b. on a pro forma basis, our capitalization reflecting the sale of up to 769,230 shares of common equity at an assumed price of $6.50 per share.

You should read the information in this table together with the "Selected Financial and Other Data," our audited consolidated financial statements and notes thereto and the other information in this memorandum.

		12/31/2012	Mimimum	Maximum
($ in thousands)				
# of shares offered		-	461,539	769,230
Net proceeds		-	2,850	4,850
Total shares authorized		2,000,000		
Total shares outstanding		957,544	1,419,083	1,726,774
Shareholders' Equity				
	Common stock, par value $1	958	1,419	1,727
	Additional paid-in capital	8,853	11,241	12,934
	Retained earnings	(1,284)	(1,284)	(1,284)
	Stock-based compensation	150	150	150
	Accumulated comprehensive income	206	206	206
	Total stockholder's equity	8,883	11,733	13,733
Capital Ratios				
	Tier 1 leverage ratio	8.20%	10.74%	12.43%
	Tier 1 risk-based capital ratio	15.44%	20.78%	24.53%
	Total risk-based capital ratio	16.70%	22.04%	25.79%

PLAN OF DISTRIBUTION

Rights Offering

On or about the date hereof, we will distribute the subscription rights, Subscription Election Forms and copies of this offering circular to individuals who owned shares of common stock of record as of 5:00 p.m., Canajohaire, New York time, as of the record date (March 11, 2013) for the rights offering. If you wish to exercise your subscription rights and purchase shares of common stock, you should complete the Subscription Election Form and return it with payment for the shares, to the subscription agent. See the subsection above entitled "The Rights Offering—Method of Exercising Subscription Rights". If you have any questions, you should contact Kate Wolfe, president and chief executive officer, or Stan Dickson, executive vice president and chief financial officer, at (518) 673-4400. The subscription rights will not be listed on any other stock exchange or trading market or on the OTC Bulletin Board. The shares of common stock issuable upon exercise of the subscription rights will be listed on the OTC Bulletin Board under the symbol "PFDB".

We have agreed to pay the escrow agent customary fees plus certain expenses in connection with the rights offering. Except as described in this section, we are not paying any other commissions, placement agent fees or discounts in connection with the rights offering. Some of our employees may solicit responses from you as a holder of subscription rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation. We estimate that our total expenses in connection with the combined rights and supplemental offerings will be approximately $150,000.

Kate Wolfe, Director, president and chief executive officer, Stan Dickson, Director, executive vice president and chief financial officer, and the Bank's Board of Directors, will likely participate in the selling efforts for Patriot Federal Bank. In each case, the officer or Director plans to rely on the safe harbor provided by Rule 3a4-1 as an associated person deemed not to be a broker under such rule.

Supplemental Offering

If shares of common stock remain available for sale after the closing of the rights offering, members of our senior management and board of directors, will offer and sell those remaining shares to the public pursuant to the supplemental offering at the $6.50 per share subscription price.

In the supplemental offering, the minimum required purchase is 4,000 shares except that for employees of the Bank and its subsidiary, the minimum required purchase is 100 shares and there is no minimum purchase required of a shareholder. The 100 share minimum required purchase for our employees is based on our desire to encourage stock ownership by the Bank's employees.

Funds received in the offering will be deposited with and held by an escrow agent in a non-interest bearing account until the closing of the offering.

OUR COMPANY

General

On December 5, 2005, Patriot Federal Bank ("Bank") began operations as a federally-chartered savings bank. The Bank is headquartered at 211 Erie Boulevard in Canajoharie, New York. The Bank opened its first branch office in April 2007 at 210 North Comrie Avenue in Johnstown, New York. The branch was relocated to 311 North Comrie Avenue in Johnstown in February 2011. The Bank's third location will be opening in April 2013 at 4781 State Highway 30 in Amsterdam, New York.

All offices are full-service, with ATM's, drive through teller lanes, safe deposit boxes and teller lines. A full range of deposit and loan products are offered by experienced staff. The Bank's main office telephone number is (518) 673-4400. Our web-site is www.patriotfederalbank.com. Information at our web site is not part of this offering circular.

Patriot Federal Bank is a community oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. Our primary markets are in and around Montgomery and Fulton Counties in New York State. We attract deposits from the general public in the areas surrounding our banking offices and use those funds, together with funds generated from operations and borrowings, to originate one-to-four family residential mortgage loans, commercial real estate loans, commercial and agricultural loans, residential construction loans and consumer loans. We also invest in investment securities, including mortage-backed securities, collateralized mortage obligations, state and municipal bonds and other permissible investments. We believe the Bank presents an alternative to large national or regional financial institutions by offering local ownership, local decision-making and other personalized service characteristics of community banks.

In January 2013, we opened up a wholly owned subsidiary, Patriot Asset Management, Inc. ("PAM"). PAM is a registered investment advisor in New York State, providing fee-only investment advisory services to individuals, businesses and professionals.

Since its inception, the Bank has grown to its December 31, 2012 footings of $100.9 million in total assets, $59.7 million in loans, and $86.1 million in deposits. Total shareholders' equity is $8.9 million. For the year ended December 31, 2012, we reported net income of $105,000 or $.11 per share. This was a sharp drop from 2011 earnings of $784,000 or $0.82 per share. This was due to a contraction of net interest margins from 3.87% to 3.13%, $255,000 in write downs of other real estate owned in connection with foreclosed property, and an increase in our provision for loan losses from $220,000 in 2011 to $405,000 in 2012. For further detail, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Business Strategy

The Bank provides a wide range of traditional commercial and retail banking products and services for individuals and small to medium sized businesses primarily in our market area. The Bank's services include accepting time, demand and savings deposits, and making secured and unsecured loans. Deposits in the Bank are insured to applicable limits by the Federal Deposit Insurance Corporation. The Bank offers enhanced delivery system options such as Internet and telephone banking and helps business customers manage their cash flow with Automatic Clearing House origination and cash management services. Other services the Bank offers include safe deposit boxes, money orders, wire transfers, drive-through facilities, 24-hour depositories, and ATMs. The Bank's lending products include residential and commercial real estate loans, agricultural, commercial, and consumer loans.

Our mission is to increase shareholder value by offering financial services to a constantly changing market. We intend to implement the following:

- Grow our community banking franchise.
- Become, in relative terms, more oriented toward lending that toward deposit gathering.
- Emphasize relationships with small businesses.
- Develop symbiotic relationships with referral sources.
- Build retail market loyalty
- Sell mortgage loans into the secondary market
- Offer investment advisory services – Patriot Asset Management, Inc. (PAM).

Grow our Community Banking Franchise

Our entry into Amsterdam is designed to increase our geographic scope, and enter a market where we believe we can provide customers with personal service. We intend to emphasize our unique position as the only locally owned and managed community bank in our market.

As of June 2012, based on statistics provided by the Federal Deposit Insurance Corporation, we had $46.0 million in deposits in Canajoharie, which was 52.9% of an $82.0 million market, competing against one other FDIC insured institution. In Johnstown at the same date, we also had $46.0 million (coincidence that the two branches were almost exactly equal at that time), which made us third out of six, with a 16.0% market share of a $286.9 million market.

In Amsterdam, the market is $424.2 million, and there are six institutions, with one bank holding almost half of that. We see opportunity in Amsterdam. To take advantage of that opportunity, we are committed to differentiating ourselves from competitors who simply don't have the capacity to be as nimble as do we.

The source of our agility is not only local ownership and management, but empowering our branch managers and line lenders to make decisions on their own. In particular, our management has the capacity and authority to get directly involved in the communities we serve through sponsorships and financial and non-financial support of local organizations. We can make immediate decisions on customer accounts with no bureaucracy to slow the process. Our senior managers, and all of our employees, live and work in the same towns and villages as our customers.

Become More Lending Oriented

In the past two years, our deposits have increased from $73.1 million to $86.1 million, growing by $13.0 million or 17.8%. Over the same time frame, our loans have stagnated, and actually fallen slightly. We have not made enough loans to fully replace the repayments, refinances and payoffs in the portfolio. Loans decreased by $2.0 million or 3.2% from $61.7 million as of December 31, 2010 to $59.7 million as of December 31, 2012. Some of this change will come from more aggressive pricing on loans and less aggressive pricing on deposits. The remainder will come from elbow grease – as we apply increased resources and more management attention to generating quality loans.

Expand our Relationships with our Business Customers and Develop New Ones

This is part of an overall initiative to increase our lending volume to quality credits, and to increase our related business from the companies themselves, their owners, managers and employees. It is our intent to compete on pricing and on service, but not on lowering our credit standards.

We consider the small business customer to be the bread and butter of the opportunity we have to thrive as a community bank. We can provide flexibility, attention and responsiveness our larger competitors just can't manage. This includes all aspects of our commercial and agricultural banking dealings, but in many cases, a lending relationship is at the center of it.

At December 31, 2012, 68.9% of our loans were residential real estate mortgage loans, home equity loans and residential mortgage construction loans. Consumer loans were just 2.1%. That left 20.9% in non-residential real estate loans and other commercial and agricultural loans of 8.27%. It is our intent to increase our emphasis on commercial and agricultural loans – both real estate based and otherwise. These credits are all different from each other – which increases underwriting complexity, but provides a niche for banks with skilled lenders in this area, and a strong credit culture. This is an area of high emphasis for us.

Commercial loans have less interest rate risk than residential mortgages, they generally have higher rates of interest, and they generally lead to more ancilliary relationships. The keys are customer relationships and referrals, quality loan underwriting, and strong credit administration after the fact. This strategic initiative is a significant reason we are branching out into Amsterdam.

As a matter of clarification, it is not the intention of the Bank to get out of residential real estate lending. But we do intend to direct more of the 30-year residential loans toward the secondary market and take relatively small fees for originating them while not taking on the interest rate risk exposure. And, we do intend to increase the ratio of commercial and agricultural loans to residential real estate loans on an overall portfolio basis.

Referral Sources

We believe that in community banking, referrals, personal relationships, stellar customer service and flexibility in working with our customers is more effective than traditional advertising, or trying to over-rely on pricing. We strive to have people who refer others to us to be so pleased with how it worked out that they will continue referring more of them to us. As a community bank, we have an opportunity to differentiate ourselves, and we intend to pursue that avenue aggressively.

Build Retail Loyalty

Although we strive to provide the full gamut of products and services most customers desire, we recognize that for the most part, our competitors do the same.

We are rolling out a relationship pricing program to find ways to encourage our customer to become core customers rather than have rate shoppers entering and leaving us. We want to reward those good customers with preferential pricing and services. We are at a time when the community banks have access to high tech services that the larger banks have, yet we have the flexibility to deploy it better than our larger bretheren. We are applying resources and personnel to this endeavor, and melding it with our new branch initiative.

Sell Mortgage Loans into the Secondary Market

The decision to purchase or refinance a home is a significant financial transaction for most of our customers. If the loan is a plain-vanilla mortgage that meets all of the standards of the secondary marketplace, we can originate and sell the loan. This allows customers to take advantage of national funding options while having skilled and familiar originators guide them through the process. The Bank benefits because it can generate fees for these services and reduce its interest rate risk. Furthermore, mortgages that are sold do not impose more capital requirements on the Bank. In turn, this allows it to generate more loans with its existing capital base. For those properties that do not fit into the one-size-fits-all box of the secondary market, we can originate and hold the loan, and at a rate somewhat higher than could be charged on homogenous or "cookie-cutter" loans.

Investment Advisory Services – Patriot Asset Management, Inc. (PAM)

The Bank, has a newly formed subsidiary, Patriot Asset Management, Inc. ("PAM"). PAM is a registered investment advisor in New York State, providing fee-only investment advisory services to individuals, businesses and professionals. We believe PAM will not only provide us with a stream of fee income to offset some of the risks we experience with pressure on our net interest margins, but also provide our customers with options for asset management which we cannot provide through out deposit products.

We are careful to segregate PAM, physically and by marketing, from our traditional banking services. As we always tell customers of the Bank and customers of PAM, the assets PAM takes in are not deposits of the Bank, are not insured by the FDIC, and involve risk, including possible loss of principal.

Business Support Strategies

Marketing and Sales

To generate increased revenues in the fast-changing financial services marketplace, we believe we must emphasize our community banking culture, in particular the people working on our team. We intend to empower them to make their own marketing and sponsorship decisions, and support the organizations they support on our behalf and as part of their own community involvement. We strive to present a consistent image of quality, but each of our managers and lenders is unique and works in unique communities. We will put motivated and creative people in place, support them and empower them. We see this as a core differentiator between us and the larger institutions who seek to direct and control their line people rather than empower them. We believe this approach will resonate with people in the communities we will be involved in.

Infrastructure and Technology

We have a very strong technological base for a bank our size. Since our inception, we have invested in the tools to provide a wide range of services to our customers, and ready access to our line personnel and management. A key portion of our future success will rest on our ability to utilize the capabilities of our systems to provide timely information upon which to make decisions.

Manage Risk

The key risks we face include credit, interest rate sensitivity, compliance, operations, liquidity and reputation. Each of these risks has its own points of concern, but they are interdependent, and each can crop up in different areas of the Bank. Risk management really starts from a Board and management commitment toward managing to optimize risk-adjusted returns, rather than simply to maximize returns. Recent history has shown the folly of the latter, and our management is commited to the former.

We have an active internal audit function, and retain specialized outside auditors or reviewers in credit, money laundering and Bank Secrecy Act, consumer and general regulatory compliance, and information technology.

Capital Management

Capital is the owners' stake in the Bank – the excess of assets over liabilities. From the point of view of the FDIC and national and international regulators, capital represents a cushion to protect depositors and other parties who believe they might be called upon to step into a situation of insolvency.

From the shareholder's point of view, their ownership stake is invested because they believe it can grow – either by spinning off dividends, or by intrinsically increasing the value of the enterprise.

It is the job of the Board and Bank management to provide its shareholders with the optimial risk-adjusted returns. Because of the mathematical nature of required capital ratios, a Bank can generally only grow as fast as the rate it can retain its earnings – which is net income less dividends paid.

This capital offering is designed to provide growth capacity at a level faster than retained earnings as the new branch ramps up in size and profitability. Within four to five years, we project that earnings will increase and growth rate will stabilize.

Management Changes

In December of 2012, Kate Wolfe became president and chief executive officer of the Bank. Ms. Wolfe was at the Bank "before the beginning" as a founding officer. She has worked in almost every area of the Bank, most recently as chief operating officer.

Stan Dickson became executive vice president and chief financial officer of the Bank in December 2012. Mr. Dickson has over 30 years of banking experience, including terms as president and chief operating officer, chief financial officer, chief credit officer and Director of a $300 million bank.

At the time the Board of Directors decided to undertake this capital raising initiative, in October 2012, Ms. Wolfe and Mr. Dickson were appointed to the Board and their promotions were announced to take effect in December 2012.

Laura Casamento also was appointed to the Board at that time. Ms. Casamento is a former bank president and chief operating officer, and is currently executive vice president at Utica College.

Kate Wolfe, Stan Dickson and the Bank's Board of Directors will be the individuals primarily representing the Bank as we raise the capital contemplated by this offering circular.

Gordon Coleman was the founding president and chief executive officer of the Bank. He has served in those capacities for the entire existence of the Bank up until his retirement in December 2012.

Mr. Coleman will remain on the Board of Directors, and will serve as a consultant to management and the Board for a period of 11 years. His compensation for those service will be $100,000 per year beginning in 2014 and through 2023. He will also receive health insurance coverage on the same terms as when he was working for the five years from 2013 through 2017.

Market Area

The following map shows the Bank's primary market area:



311 N. Comrie Ave.
Johnstown, NY 12095
PATRIOT FEDERAL BANK
Amsterdam coming in April 2013
PATRIOT FEDERAL BANK
211 Erie Blvd.
Canajoharie, NY 13317
(518)-673-4400
PATRIOT FEDERAL BANK
Gloversville
Johnstown
Fulton County Airport
Broadalbin
Amsterdam
Fort Plain
Canajoharie
Peck Hill State Forest
Lassellsville State Forest
New York State Thruway
Governor Thomas E. Dewey Thruway

Legal Proceedings

Currently, we are not subject to any pending lawsuits in which claims for material monetary damages are asserted.

Competition

We face intense and increasing competition in making loans, attracting deposits and providing other financial products and services. The Bank competes with other financial institutions and service providers such as commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, finance companies, brokerage firms and mutual fund companies. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Important competitive factors, such as office location, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel, among others, are and continue to be a focus of the Bank.

Some of the largest banks in the Country have offices in our markets. These institutions have greater financial resources and lending limits, better name recognition, more locations, more advanced technology and more financial products to offer than we do and may offer various services we do not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services and electronic technology than we may. To offset these competitive disadvantages, the Bank depends on its reputation as an independent and locally-owned community bank, its personal service, its greater community involvement and its ability to make credit and other business decisions quickly and locally.

Employees

As of December 31, 2012, we employed 20 persons, all of whom were full time. The Bank provides a variety of employment benefits and considers its relationship with its employees to be good. We have no collective bargaining agreements with any employees.

We are in the process of increasing our staffing for the new Amsterdam office, and for overhead support for the growth we envision, and for the lending activity we plan to pursue. We are enthusiastic about the particular individuals we have brought onto our team, but are aware that expansion of our personnel base introduces new risks of integration.

Properties

The location of the three banking offices (including the Amsterdam office to be opened in April 2013) operated by the Bank and certain other information related to these offices is set forth below:

Location	Owned or Leased
211 Erie Boulevard Canajohaire, New York 13317	Owned
311 North Comrie Avenue Johnstown, New York 12095	Owned
4781 State Highway 30 Amsterdam, New York 12010	Owned

We consider all of these banking offices to be well located and suitably equipped to serve as banking facilities. In the opinion of management the properties are adequately covered by insurance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist readers in understanding and evaluating the results of operations and financial condition of Patriot Federal Bank for the year ended December 31, 2012, and in our plans going forward. This discussion and analysis should be read in conjunction with our consolidated financial statements and the notes relating thereto appearing elsewhere in this Memorandum.

Overview

Patriot Federal Bank is a community oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. Our primary markets are in and around Montgomery and Fulton Counties in New York State. We attract deposits from the general public in the areas surrounding our banking offices and use those funds, together with funds generated from operations and borrowings, to originate one-to-four family residential mortgage loans, commercial real estate loans, commercial and agricultural loans, residential construction loans and consumer loans. We also invest in investment securities, including mortage-backed securities, collateralized mortage obligations, state and municipal bonds and other permissible investments. We believe the Bank presents an alternative to large national or regional financial institutions by offering local ownership, local decision-making and other personalized service characteristic of community banks. The Bank's headquarters is located in Canajoharie, New York.

Our principal sources of revenue consist of interest income from our loans and investment securities, fee income, and income from sales of loans originated for sale to the secondary market. We fund our operations through cash flows from operations, the Bank's deposits, maturing and called investment securities, loan repayments, the sale of investment securities, borrowings and capital raising transactions.

Results of Operations for the Years Ended December 31, 2012 and 2011

Summary of Performance

Net income was $105,000 for the year ended December 31, 2012, compared to net income of $784,000 for the year ended December 31, 2011, a decrease of $679,000, or 86.7%. The distressed performance was primarily due to compressed net interest margins, and aggressive attention to shoring up our credit profile.

Return on average assets was 0.13% during the year ended December 31, 2012, compared to 0.82% for the year ended December 31, 2011. Return on average stockholders' equity was 1.48% during 2012, compared to 8.95% for 2011.

Average Balances and Interest Rates

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets, the resultant yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. The yield on securities available-for-sale is calculated based on the historical amortized cost. The yields and rates are established by dividing income or expense dollars by the average balance of the asset or liability.

	Daily Average Balance	Interest	Average Yield/Cost	Daily Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)					
Interest earnings assets:						
Investment securities	$36,591	$684	1.87%	$27,887	$874	3.13%
Net loans	59,273	3,448	5.82%	60,521	3,605	5.96%
Total interest-earning assets	$95,864	$4,132	4.31%	$88,408	$4,479	5.07%
Non-interest-earning assets	6,590			4,484		
Total assets	**$102,454**			**$92,892**		
Interest bearing liabilities:						
Now accounts	$2,439	$4	0.18%	$2,371	$6	0.25%
MMDA	26,997	255	0.94%	23,327	276	1.18%
Savings accounts	6,374	22	0.35%	6,307	34	0.54%
Certificates of deposit	44,895	667	1.49%	40,265	672	1.67%
Borrowings	6,496	83	1.28%	5,959	72	1.20%
Total deposits and borrowings	$87,200	$1,032	1.18%	$78,229	$1,060	1.35%
Interest exp as % of earning assets			1.08%			1.20%
Non-interest bearing liabilities:						
Non-interest bearing deposits	5,356			5,188		
Other liabilities	691			967		
Total noninterest-bearing liabilities	6,047			6,155		
Stockholder's equity	9,206			8,508		
Total liabilities and shareholders' equity	**$102,454**			**$92,892**		
Net interest income		**$3,100**			**$3,419**	
Net interest margin			**3.23%**			**3.87%**

As market yields have fallen, rates available on new loans and investments have likewise fallen. Additionally, prepayments of higher yielding loans in our own portfolio, and underlying loans in mortgage-backed securities, have accelerated as borrowers took advantage of market opportunities to lower their interest expenses. Our average yields on loans decreased from 5.96% in 2011 to 5.82% in 2012.

Our average yields on investment securities decreased from 3.13% in 2011 to 1.87% in 2012. In the securities portfolio, the drop in yields was exacerbated by the loss of higher than market yielding securities sold from the portfolio, which showed up in the income statement as $214,000 in gains on sale. Additionally, since most of the prepayments occurred on securities held on our books at premiums, the immediate write-down of the related premiums created significant amortization expense charged against interest income.

The combination of the decline in loan yields and in securities yields, along with a change in the relative weighting between the two asset classes, resulted in a decline in the yield on earning assets from 5.07% in 2011 to 4.31% in 2012. This combined decline is more pronounced even than the change in interest rates would explain. This is because the average balances of the higher yielding asset of loans declined by $1.2 million, or 2.1%, year over year, while the average balances of the lower yielding investments asset increased by $8.7 million, or 31.2%, from 2011 to 2012.

The chart also shows a year-to-year decline in the interest rate costs across our product line in deposits. The cost of borrowed money increased slightly from 1.20% in 2011 to 1.28% in 2012. This was more than 100% due to the fact we extended our maturities in mid 2011 as a mechanism to reduce our risk to rising interest rates.

The net result on the liability side of our balance sheet is a decline from interest expense of 1.35% as a percent of interst bearing liabilities in 2011 to 1.20% in 2012, and a decline in interest expense as a % of earning assets (for purposes of calculating our net interest income) from 1.20% in 2011 to 1.08% in 2012.

The relatively small decline in interest expense year-over-year compared to the larger decline in asset yields over the time frame is the single biggest challenge facing the Bank right now. The reason for this is the unprecedentedly low absolute level of interest rates. Mathematically, deposits only have a little over 1% to fall before they hit zero. Loans, on the other hand, still have room to drop, and will continue to do so as borrowers refinance and as new loans are made at lower rates.

Interest income on any asset, by its mathematical definition of volume times rate, is a factor of both volume and rate. The table below illustrates how much of the change, year to year, in interest income and interest expense (and ultimately net interest income) is due to changes in the volume of each category, and to the rates earned or paid out on each category. The conclusion to be drawn is that gains in interest income due to volume increases were more than 100% negated by reduced income due to reductions in yields. Likewise, the impact of higher volume on interest expense was more than 100% negated by a reduction in rates paid out. Because asset yields fell faster than our funding costs, the net impact was that net interest income declined primarily because of reduced yields on earning assets.

For reasons of simplicity and lack of materiality, the following assumptions are incorporated into the data in this table: non-accrual loans are included in balances with only cash interest income received included in interest income; interest income on loans is defined, as in the Call Report, as interest and fees on loans; municipal securities are displayed with the yields defined as interest income divided by average balances, with the tax benefits not shown in this chart.

For the year ended December 31, 2012 compared to the year ended December 31, 2011
Changes in Net Interest Income due to Rate and to Volume

	Increase (Decrease) Due to		
	Rate	Volume	Net
	(In thousands)		
Interest earning assets:			
Investment securities	$ (463)	$ 273	$ (190)
Loans	(83)	(74)	(157)
Total interest-earning assets	(545)	198	(347)
Interest bearing liabilities:			
Now accounts	(2)	0	(2)
MMDA	(64)	43	(21)
Savings accounts	(12)	0	(12)
Certificates of Deposit	(82)	77	(5)
Borrowings	5	6	11
Total interest bearing liabilities	(157)	128	(29)
Change in net interest income	**$ (389)**	**$ 71**	**$ (318)**

This explains why one of the core missions of management, and one of the primary reasons for branching into Amsterdam, is to improve the ratio of loans to investments, and loans to deposits.

As long as the ultra-low interest rate environment we are in now persists, we anticipate further declines in funding costs, but larger declines in the yields on loans and investments – the result being increasing pressure on net interest margins.

The graph below shows the history of the 10-year U.S. Treasury rates since 1962.


10-Year Treasury Constant Maturity Rate (DGS10)
Source: Board of Governors of the Federal Reserve System
(Percent)
17.5
15.0
12.5
10.0
7.5
5.0
2.5
0.0
1960
1970
1980
1990
2000
2010
2020
Shaded areas indicate US recessions.
2013 research.stlouisfed.org
FRED

There are an endless number of interest rates we could track, but the 10 year Treasury is a reasonable proxy for interest rates as they pertain to our operation. In 2011, we reached a tipping point where rates got so low that deposit rates no longer had room to fall along with the decreases in asset yields. The rates today are as low as they have been in 60+ years.

The following table shows our securities portfolio at December 31, 2012 and 2011, with amortized costs by category, and unrealized gains and losses by category. The bottom section of this table shows the cash flows expected within various time periods, and the weighted average rates of those principal balances.

Investment Securities

December 31, 2012

Securities AFS	**Amortized Cost Basis**	**Gross Unrealized Gains**	**Gross Unrealized (Losses)**	**Fair Value**
U.S. government and government agencies	$ 0	$ 0	$ 0	$ 0
Municipal	11,997	218	(66)	12,149
Agency MBS and CMO	21,446	187	(21)	21,612
Total securities AFS	33,443	405	(87)	33,761
FHLB stock	430	0	0	430
Total AFS securities	$ 33,873	$ 405	$ (87)	$ 34,191

December 31, 2011

Securities AFS	**Amortized Cost Basis**	**Gross Unrealized Gains**	**Gross Unrealized (Losses)**	**Fair Value**
U.S. government and government agencies	$ 1,000	$ 2	$ 0	$ 1,002
Municipal	7,018	109	(28)	7,099
Agency MBS and CMO	22,692	268	(64)	22,896
Total securities AFS	30,710	379	(92)	30,997
FHLB stock	326	0	0	326
Total AFS securities	$ 31,036	$ 379	$ (92)	$ 31,323

Principal Cash Flows by Category
As of December 31, 2012

Securities AFS	**Govt & Agencies**	**MBS and CMO**	**Municipal Bonds**	**Total AFS Sec**	**Wgtd Avg Rate**
Due within one year	$ -	5,876	815	6,691	1.35%
Due after one year through five years	-	11,465	7,787	19,252	1.79%
Due after five years through ten years	-	3,020	3,395	6,415	2.51%
Due after ten years	-	1,085	-	1,085	2.19%
Total securities AFS	$ -	$ 21,446	$ 11,997	$ 33,443	1.85%

The main tools we have available to us are to shift the mix of assets and liabilities, since we have limited control over the rates the market will give us for each of the categories.

To summarize, our goals are to increase loans relative to deposits, increase loans relative to investments, increase commercial and consumer loans relative to fixed rate residential mortgage loans, and to increase checking and NOW accounts relative to money market accounts and certificates of deposit. It is people-intensive to carry out this category migration. We need to do this in all of our offices, with the new Amsterdam branch being pivotal in this effort. This is further discussed below in the section on *Asset Growth*.

Most of our deposit characteristics are depicted in the Yields table and related narrative above. The table below specifically describes the maturity characteristics of Time Deposits of $100,000 or more, the types of deposits commonly referred to as Jumbo CDs.

Time Deposits $100,000 or more		December 31, 2012
Maturing in:		
	0 - 3 Months	$ 2,305
	3 - 6 Months	2,411
	6 - 12 Months	3,139
	Over 12 Months	14,008
		$ 21,863

Credit Quality

In addition to compression of net interest margins, the other primary contributing factor to the intense pressure on our earnings in 2012 was the amounts we expensed in dealing aggressively with our credit issues. We wrote down the values on foreclosed real estate owned by us – other real estate (ORE) - and other repossessed assets in 2012 by $266,000. In 2012, we also funded our loan loss reserve by $405,000; and we spent $76,000 on ORE expense – expenses related to us maintaining those properties in the interim between foreclosure and sale.

The amounts of year-to-year change between 2011 and 2012 in these categories are summarized is summarized as follows:

	2012	2011
Expense for provision for loan losses	$405,000	$220,000
Expense for losses on sale and revaluations of ORE	266,000	-0-
ORE operating expense	76,000	20,000
Total	$747,000	$240,000

During 2012, net charge-offs were $376,000, compared to $288,000 in 2011. Management is committed to aggressively recognizing credit issues as they occur, including a program for partial charge-offs in some cases, and faster recognition of loans to put on non-accrual.

At December 31, 2012, our loan loss reserve was $914,000, or 1.53% of loans. This compares to $885,000 at December 31, 2011, which represented 1.43% of loans.

The allowance for loan losses is the most significant estimate made by the Bank. It represents the amount estimated by management as necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged against income. Management performs a periodic evaluation of the adequacy of the allowance for loan losses. We consider a variety of factors in establishing this estimate including, but not limited to, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of underlying collateral, the financial strength of borrowers, results of internal and external loan review, and other relevant factors. This valuation is inherently subjective, as it requires material estimates by management that may be subject to significant change.

The analysis has two components; specific and general classifications. Specific allocations are made for loans for which collection is questionable and the loan is downgraded. Additionally, the size of the allocation is measured by determining an expected collection or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans by type of loan, risk weighting and payment history. We also analyze historic loss experience, delinquency trends, geographic and industry concentrations and general economic conditions. This analysis establishes factors that are applied to the loan groups to determine the amount of the general allowance for loan losses.

The following table details the charge-offs and recoveries by category and in total for the years ended December 31, 2012 and 2011.

	Analysis of the Allowance for Loan Losses For the Years Ended December 31,	
	2012	**2011**
Balance at the beginning of the period	$ 885	$ 953
Loans charged off:		
Residential real estate	(147)	(33)
Nonresidential real estate	(243)	0
Commercial	(23)	(237)
Consumer	(3)	(34)
Totals loans charged-off	(416)	(304)
Recoveries of loans previously charged off:		
Residential real estate	1	0
Nonresidential real estate	0	0
Commercial	35	5
Consumer	4	11
Total loans recovered	40	16
Net loans charged-off	(376)	(288)
Provision for loan losses	405	220
Balance at the end of the period	$ 914	$ 885

The following table details the allocation of the allowance for loan losses by loan category.

	Allocation of the Allowance for Loan Losses			
	As of 12/31/2012		As of 12/31/2011	
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
Residential Real Estate	$ 452	68.76%	$ 477	70.19%
Nonresidential Real Estate	291	20.93%	249	19.63%
Commercial	133	8.27%	74	8.40%
Consumer	19	2.05%	13	1.78%
Unallocated	19	N/A	72	N/A
	$ 914		$ 885	10.18%

The bank had collateral dependent impaired loans with a carrying value of approximately $1,772 which had specific reserves included in the allowance for loan losses of $914 at December 31, 2012. The Bank uses the fair value of underlying collateral to estimate the specific reserves for collateral dependent impaired loans. The fair value of underlying collateral is generally determined through independent appraisals, which generally include various Level 3 inputs which are not readily identifiable. The appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses ranging from 10% to 50%. Based on the valuation techniques used, the fair value measurements for collateral dependent impaired loans are calssified as Level 3.

All delinquent loans are regularly monitored. Loans are automatically placed on nonaccrual when they become 90 days past due. However, management places loan on nonaccrual before they reach 90 days past due when, in the opinion of management, the ultimate collection of principal and interest is in doubt.

When loans are placed on nonaccrual, unpaid accrued interest is fully reserved, and further income is recognized only to the extent received. For the years ended December 31, 2012 and 2011, interest income recognized on our Statement of Operations while these loans have been classified as impaired, was approximately $13,000 and $22,000, respectively. The gross interest income that would have been recorded for the same periods, if all impaired loans had been current throughout this period in accordance with their original terms, was approximately $62,000 in 2012 and $57,000 in 2011.

The Bank had no troubled debt restructurings at December 31, 2012 or December 31, 2011.

The following table shows non-accrual loans, and other loans past due 30-89 days which are still accruing interest.

Past Due and Nonaccrual Loans

	2012		2011	
	Past-due 30-89 days still accruing	Non-accrual	Past-due 30-89 days still accruing	Non-accrual
Residential real estate	$ 294	$ 984	$ 336	$ 133
Nonresidential real estate	49	918	0	759
Commercial	38	71	104	23
Consumer	1	9	11	173
Total past-due and non-accrual	$ 382	$ 1,982	$ 451	$ 1,088

The following table shows the loans outstanding at December 31, 2012 and 2011 by category, and the maturity (or repricing opportunity, if earlier) of the loans by category.

Loan Repricing

Types of Loans	December 31, 2012	December 31, 2011
Residential real estate	$ 41,018	$ 43,359
Nonresidential real estate	12,484	12,127
Commercial	4,931	5,189
Consumer	1,223	1,097
Total loans	$ 59,655	$ 61,772

Maturities & Repricing as of December 31, 2012

	Residential RE	Non Res RE	Commercial	Consumer
One year or less	$ 3,774	$ 3,698	$ 2,483	$ 526
One year to five years	267	6,064	1,995	650
After 5 years	36,977	2,722	453	47
	$ 41,018	$ 12,484	$ 4,931	$ 1,223

Fair Value Estimates of Assets and Liabilities

The following table shows the carrying value and fair value of certain assets and liabilities. The estimates were arrived at as follows:

Recurring Items – Investment Securities

Fair value for securities is based on quoted market prices or dealer quotes, where available. Where quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

When necessary, the Bank utilizes matrix pricing from a third party pricing service to determine fair value pricing. Matrix prices are based on quoted prices for securities with similar coupons, ratings and maturities, rather than on specific bids and offers for the designated security.

Non-recurring Items

Loans, net of provision for loan losses

The fair value of the Bank's loans were estimated by discounting the expected future cash flows using the current interest rates at which similar loans would be made for the same remaining maturities.

Deposits and Federal Home Loan Bank Advances

The fair value of deposits was estimated using a discounted cash flow approach that applies prevailing market interest rates for similar maturity instruments. The fair values of the Bank's time deposit liabilities does not take into consideration the value of the Bank's long-term relationships with the depositors, which may have significant value. The fair value of the advances from the Federal Home Loan Bank are estimated by discounting the remaining terms of the advances by a discount rate currently available for like terms.

	2012		2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
ASSETS:				
Cash and due from Banks	$2,888	$2,888	$1,407	$1,407
Investment securities	33,443	33,761	30,710	30,997
Loans, net of provision for loan losses	58,742	61,223	60,887	62,422
Office premises and equipment	2,670	2,670	1,704	1,704
Other assets	2,388	2,388	1,891	1,891
LIABILITIES:				
Deposits	$86,077	$86,493	$82,482	$82,714
FHLB advances and other borrowings	5,197	5,233	4,661	4,706
Other liabilities	722	722	1,166	1,166

Non-Interest Income

Non-interest income was $215,000 for the year ended December 31, 2012, down $7,000, or 3.2%, from $222,000 for the year ended December 31, 2011. These are primarily service charges on deposit accounts and transaction fees on debit cards. The items below are categorized separately in our financial statements.

In 2012, we earned $50,000 in gains on mortgage loans sold into the secondary market. In 2011, we had no such program. We are in the process of examining our secondary market options going into 2013, and we may select a loan-sale model or a fee-for-origination model.

In 2013, we are also beginning operations through our wholly owned subsidiary, Patriot Asset Management. We anticipate growing non-interest income through this endeavor.

In 2012, we had $214,000 in gains on sales of securities, compared to $163,000 in 2011. This represented an increase of $51,000, or 31.3% from the year ended December 31, 2011 to the year ended

December 31, 2012. It is the intent of management to make less use of this source of income going forward, as the fact gains are available indicates that the bonds sold are stronger than replacement bonds for similar risk profiles, hence diminishing future performance. Nevertheless, the very conditions which are compressing margins are the same conditions which create unrealized gains in the securities portfolio.

Non-Interest Expenses

Non-interest expenses were $2.7 million for the year ended December 31, 2012. This compared to $2.5 million for the year ended December 31, 2011. This represented a year over year increase of $266,000, or 10.7%.

Salary and benefit expenses rose 3.0%, or $41,000, between the year ended December 31, 2011 and the year ended December 31, 2012. And there was virtually no change between the two years in occupancy and depreciation expense.

Year to year increases and decreases tend to cancel each other out to some extent. However, some increases are worthy of note. Using $15,000 as the threshold for presentation here, the following non-interest expense categories are listed in dollar and % terms from the year ending December 31, 2011 to the year ending December 31, 2012: ORE expense (previously mentioned) +$57,000 (+300.0%), legal expense +$30,000 (+24.5%), examination and audit expense +$23,000 (+120.0%), other professional fee expense +$23,000 (+83.1%), and OCC assessment expense +$15,000 (+42.0%).

There were some non-recurring legal costs in 2012 – including the formation of our Patriot Asset Management subsidiary, a pair of situations involving former employess (both of which have been resolved) and an increase in legal collections expense discussed in the *Asset Quality* section of this Management Discussion and Analysis.

Finally, also previously mentioned, the two largest non-interest income or expense adjustments between the years ended December 31, 2011 and December 31, 2012 were in the losses recognized in the valuation of, or sales of, ORE properties and other repossessed collateral, and in the allocation to the loan loss reserve.

In 2012, we recognized $266,000 in losses on sales or revaluations in foreclosed or repossessed propery, compared to none in 2011. In 2012, the allocation expense to the loan loss reserve was $405,000. This represented an increase of $185,000 (84.1%) from $220,000 in the year ended December 31, 2011. An important mission of management is prompt and conservative recognition of any credit-related issues.

Asset Growth

In the *Average Balances and Interest Rates* section of this Management Discussion and Analysis, we covered the migration between asset and liability categories that management intends to pursue. Additionally, the new branch adds an imperative of asset growth to leverage the substantial new expenses being incurred.

Our plan does not specifically call for the sale of investment securities; rather we plan to increase our loans to investments ratio by putting new deposit growth (and proceeds from this offering – see "Use of Proceeds") into loans at a signficantly higher ratio that where we stand now – up to or even slightly beyond 100% of new deposits. We intend to lower the ratio of investment securities to assets, but not necessarily to shrink the portfolio.

We do not plan to sell mortgage loans from our portfolio. Future mortgage sales would be loans originated specifically for that purpose. These would primarily be loans with interest rate characteristics which give us too much exposure to rising interest rates. Therefore, for portfolio loans, we intend to price competitively up to 20 years, and complete our slate of competitive offerings by having a 30-year secondary market product.

A key component of our planned asset migration is stronger emphasis on commercial lending – real estate and general. These loans tend to have higher interest rates, less interest rate risk, and give us better opportunities to build more ancillary relationships. One issue here is complexity – making this a people-intensive activity, and requiring skilled lenders and support staff. Another issue is credit quality. We intend to be vigilant in our efforts to compete aggressively on pricing, but not by stretching on credit quality. Our entry into the Amsterdam market is intertwined with this emphasis on commercial lending and other commercial relationships.

It is this need for asset growth which underlies much of the requirement for the capital we plan to raise through this offering. The math of how much growth can be supported by various amounts of capital is explained earlier under "Use of Proceeds."

Initially, with new capital in hand and a new branch in its ramp-up stage, the capital will be utilized to support growth at a faster rate than can be supported by retained earnings. The objective is to reach a point where earnings retained (net of dividends) define a sustainable growth rate for the Bank.

SUPERVISION AND REGULATION

Bank Regulation

Office of the Comptroller of the Currency Supervision

The Bank is a federally chartered savings bank and as such is supervised and regularly examined by the Office of the Comptroller of the Currency ("OCC"). The various laws and regulations administered by the OCC affect corporate practices such as payment of dividends, incurring debt and acquisition of financial institutions and other companies, and affect business practices such as payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices. There are no regulatory orders or outstanding issues resulting from regulatory examinations of the Bank.

FDIC Insurance Assessments

The Bank's deposits are insured primarily by the Federal Deposit Insurance Corporation's ("FDIC") Bank Insurance Fund. The Bank is subject to FDIC deposit insurance assessments. It is possible that insurance assessments could be increased and it is possible that there may be additional special assessments.

FDIA/FIRA

Under the Federal Deposit Insurance Act ("FDIA"), the OCC possesses the power to prohibit institutions regulated by it (such as the Bank) from engaging in any activity that would be unsafe and unsound banking practice or would otherwise be in violation of law. Moreover, the Financial Institutions and Interest Rate Control Act of 1978 ("FIRA") sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency, restricts lending by a bank to its executive officers, directors, principal shareholders or related interests thereof, restricts management personnel of a bank from serving as directors or in other management positions with certain depository institutions whose assets exceed a specific amount or which have an office within a specified geographic area, and restricts management personnel from borrowing from another institution that has a correspondent relationship with their bank. Additionally, FIRA provides that no person may acquire control of a bank unless the appropriate federal supervisory agency has been given 60 days prior written notice and within that time has not disapproved the acquisition or extended the period for disapproval. This requirement could have the effect of delaying or preventing any potential merger with, or acquisitions by, other institutions, which could limit our growth and the return to investors.

Fiscal and Monetary Policies

Our operations and those of the Bank are affected not only by general economic conditions, but also by the economic and monetary policies of various regulatory authorities. In particular, the Federal Reserve Board regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits, and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past, including the Bank, and are expected to continue to do so in the future.

Limits on Dividends and Other Payments

Federal statutes, regulations and policies limit the circumstances under which the Bank may pay dividends. The Bank must obtain approval from the OCC for any dividend if the total of all dividends declared in any calendar year would exceed the total of its net profits, as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years. Furthermore, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts, as defined by applicable regulations. See "Our Policy Regarding Common Stock Dividends" above.

In addition, the OCC is authorized to determine under certain circumstances that the payment of dividends would be unsafe or unsound practice and to prohibit payment of such dividends. The payment of dividends that deplete a bank's capital base could be deemed to constitute such an unsafe or an unsound practice.

Financial Institutions Reform, Recovery and Enforcement Act

The Financial Institutions Reform Recovery and Enforcement Act ("FIRREA") gives federal banking agencies broader and more stringent enforcement authorities reaching a wider range of persons and entities. For example, FIRREA (1) increases civil and criminal penalties; and (2) expands the universe of persons subject to enforcement under FDIA by specifying that an "institution-affiliated party" subject to enforcement means (a) any director, officer, employee, or controlling shareholder (other than a bank holding company) of, or agent for, an insured depository institution; (b) any other person who has filed or is required to file a change-in-control notice; (c) any shareholder (other than a bank holding company), consultant, joint venture partner, and any other person as determined by the appropriate federal banking agency (by regulation or on a case-by-case basis) who participates in the conduct of the affairs of an insured depository institution; and (d) any independent contractor (including an attorney, appraiser or accountant) who knowingly or recklessly participates in any violation of any law or regulation, any breach of fiduciary duty or any unsafe or unsound practice which caused or is likely to cause more than a minimal financial loss to, or a significant adverse effect on, the institution.

FIRREA also provides that, in addition to any other rights of the FDIC under applicable law, a director or officer of a depository institution may be held personally liable for monetary damages in any action brought by or for the benefit of the FDIC as conservator or receiver, assigned from the FDIC as conservator or receiver, or assigned in connection with an assistance transaction, if the director or officer was grossly negligent or engaged in more culpable conduct (such as intentional malfeasance). This provision preempts any contrary state law, including presumably, state law provisions designed to impose a lower standard of conduct for the culpability of corporate directors.

Federal Deposit Insurance Corporation Improvement Act of 1991

In 1991, the Congress enacted the FDICIA. FDICIA substantially revises the depository institution regulatory and funding provisions of the Federal Deposit Insurance Act and makes revisions to several other federal banking statutes.

FDICIA requires the federal banking regulators to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

Under the regulations, a "well capitalized" institution has a minimum total capital to total risk-weighted assets ratio of at least 10%, a minimum Tier 1 capital to total risk-weighted assets ratio of at least 6%, a minimum leverage ratio of at least 5% and is not subject to any written order, agreement, or directive; an "adequately capitalized" institution has a total capital to total risk-weighted assets ratio of at least 8%, a Tier 1 capital to total risk-weighted assets ratio of at least 4%, and a leverage ratio of at least 4% (3% if given the highest regulatory rating and not experiencing significant growth), but does not qualify as "well capitalized." An "undercapitalized" institution fails to meet any one of the three minimum capital requirements. A "significantly undercapitalized" institution has a total capital to total risk-weighted assets ratio of less than 6%, a Tier 1 capital to total risk-weighted assets ratio of less than 3% or a Tier 1 leverage ratio of less than 3%. A "critically undercapitalized" institution has a Tier 1 leverage ratio of 2% or less. Under certain circumstances, a "well capitalized," "adequately capitalized" or "undercapitalized" institution may be required to comply with supervisory actions as if the institution was in the next lowest capital category. The Bank is currently classified by the FDIC as "well capitalized."

FDICIA generally prohibits a depository institution from making any capital distribution (including payment of dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. In addition, undercapitalized depository institutions are subject to growth and activity limitations and are required to submit "acceptable" capital restoration plans. Such a plan will not be accepted unless, among other things, the depository institution's holding company guarantees the capital plan, up to an amount equal to the lesser of five percent of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized and may be placed into conservatorship or receivership.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, more stringent requirements to reduce total assets, cessation of receipt of deposits from correspondent banks, further activity restricting prohibitions on dividends to the holding company and requirements that the holding company divest its bank subsidiary, in certain instances. Subject to certain exceptions, critically undercapitalized depository institutions must have a conservator or receiver appointed for them within a certain period after becoming critically undercapitalized.

Consumer Regulations

Interest and certain other charges collected or contracted for by Patriot Federal Bank are subject to federal laws concerning interest rates. Patriot Federal Bank's loan operations are also subject to certain federal laws applicable to credit transactions, such as:

- the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;
- the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs and the community it serves;
- the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies;
- the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies;
- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws;
- the 2009 regulations outlining steps financial institutions must take to modify or re-finance homes of customers if they are past due on their monthly payments or suspect may become past due in the foreseeable future; and
- other 2009 regulations concerning the fees associated with obtaining a residential mortgage.

USA Patriot Act of 2001

In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcement's and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Our failure to comply with these requirements could have serious legal and reputational consequences for us.

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001

As part of the USA Patriot Act, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 ("IMLAFATA"). IMLAFATA amended the Bank Secrecy Act and adopted certain additional measures that increase the obligation of financial institutions, including Patriot Federal Bank and the Bank, to identify their customers, watch for and report upon suspicious transactions, respond to requests for information by federal banking regulatory authorities and law enforcement agencies, and share information with other financial institutions. The Secretary of the Treasury has adopted several regulations to implement these provisions. Patriot Federal Bank is also barred from dealing with foreign "shell" banks. In addition, IMLAFATA expands the circumstances under which funds in a bank account may be forfeited. IMLAFATA also amended the BHC Act and the Bank Merger Act to require the federal banking regulatory authorities to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application to expand operations. Patriot Federal Bank has in place a Bank Secrecy Act compliance program.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

On July 21, 2010, the President signed into law the Dodd-Frank Act. This law resulted in significant changes to the banking industry. The provisions that have received the most public attention have been those that apply to larger financial institutions; however, the Dodd-Frank Act does contain numerous other provisions that affect all banks and bank holding companies and will impact how the Company and the Bank handle their operations. The Dodd-Frank Act requires various federal agencies, including those that regulate the Company and the Bank, to promulgate new rules and regulations and to conduct various studies and reports for Congress. The federal agencies are in the process of promulgating these rules and regulations and have been given significant discretion in drafting such rules and regulations. Several of the provisions of the Dodd-Frank Act may have the consequence of increasing the Bank's expenses, decreasing its revenues, and changing the activities in which it chooses to engage. The specific impact of the Dodd-Frank Act on our current activities or new financial activities we may consider in the future, our financial performance, and the markets in which we operate will depend on the manner in which the relevant agencies develop and implement the required rules and regulations and the reaction of market participants to these regulatory developments.

The Dodd-Frank Act includes provisions that, among other things:

- Change the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminate the ceiling on the size of the Deposit Insurance Fund (DIF), and increase the floor applicable to the size of the DIF.
- Make permanent the $250,000 limit on deposits for federal deposit insurance, retroactive to January 1, 2008, and provide unlimited federal deposit insurance until January 1, 2013 for noninterest bearing demand transaction accounts at all insured depository institutions.
- Repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.
- Centralize responsibility for consumer financial protection by creating a new agency responsible for implementing, examining, and enforcing compliance with federal consumer financial laws under the newly created Consumer Financial Protection Bureau ("CFPB").
- Apply the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies, which, among other things as applied to the Company, going forward will preclude the Company from including in Tier 1 Capital trust preferred securities or cumulative preferred stock, if any, issued on or after May 19, 2010. The Company has not issued any trust preferred securities since May 19, 2010.
- Require the OCC to seek to make its capital requirements for national banks countercyclical.

Future Legislation and Regulatory Initiatives

It is likely that additional legislation will be considered by Congress that, if enacted, could have a significant impact on the operations of banks and bank holding companies, including Patriot Federal Bank and the Bank.

UNITED STATES FEDERAL INCOME TAXATION

The following is a general summary of certain material U.S. federal income tax consequences that you should consider in relation to the rights offering. It is based on Management's belief and no tax opinion was sought or is hereby provided.

General

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable U.S. Treasury Regulations, administrative rulings, judicial authorities and other applicable existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect, which could result in U.S. federal income tax consequences different from those discussed below.

This summary does not provide a complete analysis of all potential tax considerations. This summary is only applicable to U.S. holders (as defined below) of common stock who acquire the subscription rights pursuant to the terms of the rights offering, have held the common stock, as applicable, and will hold the subscription rights and any shares of common stock acquired upon the exercise of subscription rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. This summary does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as holders who may be subject to special tax treatment under the Code, including (without limitation) partnerships, dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or traders in securities that elect to use a mark-to-market method of accounting for their securities, persons holding subscription rights or common stock as part of a hedging, integrated or conversion transaction or a straddle, persons deemed to sell subscription rights or common stock under the constructive sale provisions of the Code, persons whose "functional currency" is not the U.S. dollar, investors in pass-through entities, foreign taxpayers and holders who acquired our common stock pursuant to the exercise of compensatory stock options or otherwise as compensation. This summary does not deal with any federal non-income, state, local or foreign tax consequences, estate or gift tax consequences, or alternative minimum tax consequences.

As used herein, the term "U.S. holder" means a beneficial owner of common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under Section 7701(b) of the Code; (2) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors concerning the tax treatment of the receipt and exercise of subscription rights in the rights offering and the ownership and disposition of our common stock received on exercise of subscription rights.

Distribution of Subscription Rights

If you hold common stock on the record date for the rights offering, you will not recognize taxable income for U.S. federal income tax purposes upon receipt of the subscription rights.

Stockholder Basis and Holding Period of the Subscription Rights

In general, your basis in the subscription rights received in the offering will be zero. However, if either: (i) the fair market value of the subscription rights on their date of distribution is 15% or more of the fair market value on such date of the common stock with respect to which they are received; or (ii) you properly elect on your U.S. federal income tax return for the taxable year in which you receive the subscription rights to allocate part of the basis of such common stock to the subscription rights, then a percentage of your basis in our common stock with respect to which the subscription rights are received will be allocated to the subscription rights. Such percentage will equal the product of your basis in our common stock with respect to which the subscription rights are received and a fraction, the numerator of which is the fair market value of a subscription right and the denominator of which is the fair market value of a share of our common stock plus the fair market value of a subscription right, all as determined on the date the subscription rights are distributed. We have not obtained, and do not currently intend to obtain, an appraisal of the fair market value of the subscription rights on the date the subscription rights are distributed. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

Your holding period with respect to the subscription rights you receive will include your holding period for the common stock with respect to which the subscription rights were distributed.

Lapse of the Subscription Rights

If you allow the subscription rights you receive to expire unexercised, you will not recognize any gain or loss on the expiration of your subscription rights, and the tax basis of the common stock you own with respect to which such subscription rights were distributed will equal the tax basis in such common stock immediately before the receipt of the subscription rights in this rights offering.

Exercise of the Subscription Rights; Basis and Holding Period of Common Stock Acquired Upon Exercise

You will not recognize any gain or loss upon the exercise of your subscription rights. Your basis in the shares of common stock acquired through exercise of the subscription rights will be equal to the sum of the subscription price you paid to exercise the subscription rights and your basis in such subscription rights, if any. The holding period for the shares of common stock acquired through exercise of the subscription rights will begin on the date you exercise your subscription rights.

Distributions on Common Stock Received Upon Exercise of Subscription Rights

You will recognize ordinary income upon the receipt of any dividend or other distribution on the shares of common stock you acquire upon exercise of the subscription rights to the extent of our current and accumulated earnings and profits for the taxable year in which the distribution is made. If you are a non-corporate holder, distributions paid out of current and accumulated earnings and profits will be qualified dividends and under current law will be taxed at the holder's long-term capital gains tax rate (a maximum rate of 20%), provided that the holder meets applicable holding period and other requirements. Distributions paid out of our current and accumulated earnings and profits received by corporate holders are taxable at ordinary corporate tax rates, subject to any applicable dividends-received deduction. A distribution in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to the extent of your adjusted tax basis in your shares of common stock acquired upon exercise of the subscription rights, and thereafter will constitute capital gain from the sale or exchange of such shares of common stock.

Sale of Common Stock Acquired Upon Exercise of Subscription Rights

If you sell or exchange shares of common stock acquired upon exercise of the subscription rights, you generally will recognize gain or loss on the transaction equal to the difference between the amount realized and your basis in the shares of common stock. Such gain or loss upon the sale or exchange of the shares of common stock will be long-term or short-term capital gain or loss, depending on whether the shares of common stock have been held for more than one year. Under current law, long-term capital gains recognized by non-corporate holders are taxed at a maximum rate of 20%. Long-term capital gains recognized by corporations are taxable at ordinary corporate tax rates. Short-term capital gains of both corporate and non-corporate holders are taxed at a maximum rate equal to the maximum rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Under the backup withholding rules of the Code, you may be subject to information reporting and/or backup withholding with respect to payments of dividends on and proceeds from the sale, exchange or redemption of our shares of common stock unless you: (i) are a corporation or come within certain other exempt categories and, when required, demonstrate this fact; or (ii) provide a correct taxpayer identification number and certify under penalties of perjury that the taxpayer identification number is correct and that you are not subject to backup withholding because of a failure to report all dividends and interest income. Any amount withheld under these rules is allowable as a credit against (and may entitle you to a refund with respect to) your federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. We may require you to establish your exemption from backup withholding or to make arrangements satisfactory to us with respect to the payment of backup withholding.

THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. IT IS BASED ON MANAGEMENT'S BELIEF AND NO TAX OPINION WAS SOUGHT OR IS HEREBY PROVIDED. ACCORDINGLY, YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THIS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS APPLICABLE TO YOUR OWN PARTICULAR TAX SITUATION.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of shares of Patriot Federal Bank common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, plans, individual retirement accounts, Keogh plans and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA and the Code, which is referred to collectively as similar laws, and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements, which is referred to collectively as plans.

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a plan subject to Title I of ERISA, referred to collectively as an ERISA plan, and prohibits certain transactions involving the assets of an ERISA plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises discretionary authority or control over the administration of such an ERISA plan or the management or disposition of the assets of such an ERISA plan, or who renders investment advice for a fee or other compensation to such an ERISA plan, is generally considered to be a fiduciary of the ERISA plan.

In considering an investment in shares of Patriot Federal Bank common stock of a portion of the assets of any plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, the Code or any similar law relating to the fiduciary's duties to the plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable similar laws.

Prohibited Transaction and Related Issues

Section 406 of ERISA and Section 4975 of the Code generally prohibit all plans, including ERISA plans from engaging in certain specified transactions involving plan assets with persons who are parties in interest within the meaning of Section 3(14) of ERISA or disqualified persons within the meaning of Section 4975 of the Code with respect to the plan, referred to as parties in interest. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain plans including those that are governmental plans, as defined in Section 3(32) of ERISA and Section 414(d) of the Code, certain church plans, as defined in Section 3(33) of ERISA and Section 414(e) of the Code with respect to which the election provided by Section 410(d) of the Code has not been made, and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under similar laws.

The acquisition or holding of shares of Patriot Federal Bank common stock by a plan with respect to which the Company or certain affiliates of the Company is or becomes a party in interest may constitute or result in prohibited transactions under Section 406 of ERISA or Section 4975 of the Code, unless the common stock is acquired or held pursuant to and in accordance with an applicable exemption. Accordingly, shares of the Company's common stock may not be purchased or held by any plan or any person investing plan assets of any plan, unless the purchase or holding is eligible for the exemptive relief available under a Prohibited Transaction Class Exemption, or PTE, such as PTE 96-23, PTE 95-60, PTE 91-38, PTE 90-1 or PTE 84-14, issued by the U.S. Department of Labor, or the purchase and holding of shares of the Company's common stock is not prohibited on some other basis, such as the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, for certain transactions with non-fiduciary service providers for transactions that are for adequate consideration.

Any person, plan or other entity who or that acquires or holds Patriot Federal Bank common stock shall be deemed to have represented that such acquisition or holding will not violate the prohibited transaction provisions of ERISA nor create any excise tax liability under Section 4975 of the Code.

THE DISCUSSION OF ERISA AND THE CODE IN THIS MEMORANDUM IS GENERAL IN NATURE AND IS NOT INTENDED TO BE ALL INCLUSIVE. ANY PERSON CONSIDERING AN INVESTMENT IN THE COMMON STOCK ON BEHALF OF A PLAN SHOULD CONSULT WITH ITS LEGAL ADVISORS REGARDING THE CONSEQUENCES OF SUCH INVESTMENT AND CONSIDER WHETHER THE PLAN CAN MAKE THE REPRESENTATIONS NOTED ABOVE.

FURTHER, THE SALE OF INVESTMENTS TO PLANS IS IN NO RESPECT A REPRESENTATION BY PATRIOT FEDERAL BANK OR ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE COMMON STOCK THAT SUCH SECURITIES MEET ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY PLANS GENERALLY OR BY ANY PARTICULAR PLAN, OR THAT SUCH SECURITIES ARE OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR ANY PARTICULAR PLAN.

MANAGEMENT

Directors

Our Board of Directors currently consists of 10 persons. In accordance with our bylaws, our Board is divided into three classes as nearly equal in number as possible. The members of each class are elected for a term of three years with one class of directors elected annually.

The following table sets forth certain information with respect to our directors:

Name & Age	Term Expires	Director Since
Gordon E. Coleman Director, age 58	2015	2005
Edward R. Jacksland Chairman of the Board, age 60	2015	2005
Milton J. Schilde Director, age 77	2015	2005
Philip Beckett Director, age 59	2013	2010
John J. Stewart Director, age 55	2013	2007
Dr. Douglas W. Canfield Director, age 62	2014	2005
C. Alfred Santillo Director, age 68	2014	2005
Laura Casamento Director, age 49	**	2012
Kathleen J. Wolfe President, chief executive officer and Director, age 43	**	2012
Stanley K. Dickson Executive vice president, chief financial officer and Director, age 60	**	2012

** Ms. Casamento, Ms. Wolfe and Mr. Dickson were appointed to the Board in October 2012, and will be nominated for shareholder election for terms to expire in 2016, 2015 and 2014, respectively.

Executive Officers

Kate Wolfe, president and chief executive officer, age 43
Stan Dickson, executive vice president and chief financial officer, age 60
Hans Drews, vice president and chief credit officer, age 43

Business Experience of Directors and Executive Officers

The following is a brief description of the principal occupation and business experience of each of our directors and executive officers for at least the past five years.

Philip Beckett is the president and sole shareholder of Philip Beckett CPA, P.C., a local certified public accounting and business advisory firm located in Gloversville, New York since 1993. He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. He graduated from the University of Albany with a Bachelor of Science degree in accounting. Mr. Beckett is the chairman of our Audit Committee and has been designated as our "audit committee financial expert" as defined under the rules and regulations of the Securities and Exchange Commission.

Dr. Douglas W. Canfield was an organizer of Patriot Federal Bank. He had operated a professional dental practice in Fort Plain, NY for 33 years. Dr. Canfield retired from practicing dentistry in October of 2011. As the owner of a private dental practice, Dr. Canfield has experience supervising personnel, budgeting and finance. We believe this experience qualifies him to serve on our Board of Directors. In addition to his professional experience, Dr. Canfield has many business and investment contacts in the local community.

Laura Casamento is the executive vice president and chief advancement officer of Utica College. She is presently the chair of Mohawk Valley Edge. Ms. Casamento is a former president, chief operating officer, Director, branch administrator and marketing director of Herkimer County Trust. She has an Executive MBA from RPI and has completed the Institute for Management and Leadership Education from the Harvard Graduate School of Education. Laura lives in Frankfort with her husband, Philip.

Gordon E. Coleman was our founding president and chief executive officer, retiring in December 2012. He has over twenty five years of banking experience and more than thirty years of business experience. He began his banking career with St. Lawrence National Bank in Canton, New York where he successfully completed its management-training program. Mr. Coleman has worked in various executive officer capacities throughout his banking career. Mr. Coleman was appointed president and chief executive officer of Canajoharie Building Savings and Loan Association in October, 1996. While there, he oversaw the conversion of Canajoharie Building Savings and Loan Association from a mutual form of ownership to a publicly traded stock Holding Company known as Landmark Financial Corp, whose primary asset was Landmark Community Bank. Upon its acquisition by Trustco Bank Corp. in July, 2000, Mr. Coleman served as president and chief executive officer of trustco savings bank until April, 2001. From May, 2001 through November, 2001, Mr. Coleman worked with the New York Business Development Corporation (NYBDC) in Albany, New York to help establish an agricultural lending program. He left the NYBDC to oversee the organization and formation of Patriot Federal Bank. Mr. Coleman is a graduate of Potsdam State University, Potsdam, New York and resides in Palatine Bridge, New York. Mr. Coleman is involved in numerous civic and charitable organizations.

Stanley K. Dickson is our executive vice president, chief financial officer and corporate secretary. Prior to joining Patriot Federal Bank, Mr. Dickson was the owner of Rock City Investments from 2006 until joining the Bank in 2012. He has previously served as president, chief operating officer and Director of Herkimer County Trust, and also held positions of chief financial officer, senior credit officer and operations officer at that bank. Mr. Dickson is a graduate of Colgate University, Brooklyn Law School and the Stonier and Alex Sheshunoff graduate schools of banking. He is a non-practicing member of the New York Bar. Mr. Dickson resides in Little Falls, NY, and is involved in numerous civic and charitable organizations.

Edward R. Jacksland currently serves as President of the Hearn Agency, Inc., an insurance agency based in Canajoharie, New York where he has been employed since 1977. Prior to joining the Hearn Agency, Inc., Mr. Jacksland worked for the Continental Insurance Bank in Glens Falls, New York as a commercial insurance underwriter. He is a graduate of Canajoharie Central School and received his college degree in Economics & Political Science from Bishop's University, Quebec, Canada. He has previously served on the board of directors of Landmark Community Bank, Canajoharie, New York. In addition, Mr. Jacksland has served on the board of directors of the Canajoharie Country Club. A life-long resident of Canajoharie, Mr. Jacksland, his wife and daughter all remain involved in numerous civic and fraternal organizations. Mr. Jacksland was an organizer of Patriot Federal Bank with prior experience serving on the Board of Directors of a financial institution. His knowlege of financial services and insurance products, and his experience reviewing financial statements qualifies him to be a member of the Board of Directors. In addition, Mr. Jacksland has numerous contacts in the business community supporting the growth of Patriot Federal Bank.

Camillo Alfred Santillo is a local independent businessman. He owns and operates Weathertop Farm, a working dairy farm. Mr. Santillio was an organizer of Patriot Federal Bank. His experience in the agricultural industry contributes to our Board's knowledge of local industries and qualifies him to be a member of the Board of Directors. Mr. Santillio has numerous contacts in the local business and investment community.

Milton J. Schilde is a local independent businessman. He has owned and operated a nursery business since 1975. Mr. Schilde has served as an international consultant for the United States Department of Agriculture. He has consulted internationally in agriculture and agricultural economics in the Far East, Central Asia and South America as well as in the Middle East. Mr. Schilde was an organizer of Patriot Federal Bank. His many contacts within the local buiness and investment community as well as his experience in the retail industry has improved the business development of Patriot Federal Bank, qualifying him to be a member of the Board of Directors.

John J. Stewart is Vice President of Betz, Rossi, Bellinger & Stewart Family Funeral Homes, Inc., headquartered in Amsterdam, New York. He has been a New York state funeral director since 1982. As a local buiness owner, Mr. Stewart's experience operating a business and serving as a member of the Board of Directors of many local, civic and community organizations as well as an area hospital qualifies him to be a member of the Board of Directors.

Kathleen J. Wolfe is our president and chief executive officer. She was a founding officer of the bank and served as chief operating officer for the Bank prior to becoming president and chief executive officer in December 2012. Prior to joining the organization of Patriot Federal Bank in April 2003, she gained extensive operational, financial and management banking experience during her tenure at Trustco Bank. Ms. Wolfe holds an accounting degree in addition to her completion of various banking classes and certifications. Ms. Wolfe is involved in numerous local civic and charitable organizations, including service to Mountain Valley Hospice as both a board member and trained volunteer.

Hans W. Drews is our chief credit officer. He began his banking career at Central National Bank in June of 1993 in the Mortgage origination and processing department. Over time Mr. Drews has held positions of increasing responsibility in the consumer mortgage area. Mr. Drews has extensive experience in all areas of consumer lending including the origination, documentation and sale of mortgages onto the secondary market. Mr. Drews is a graduate of the University at Albany.

Director Compensation

Directors receive a fee of $500 for each Board meeting. Chairman Jacksland and Vice Chairman Schilde receive $700 and $550, respectively. In situations where special meetings are called, the Directors receive the same or such lesser amount as may be determined case by case. Directors Kate Wolfe and Stan Dickson, who are also executive officers of the Bank, receive no compensation for attendance at Board meetings. Former president and chief executive officer Gordon Coleman received no Board compensation during his time as an executive officer.

Total compensation for each Director in 2012 was as follows:

Edward R. Jacksland	$ 9,050
Milton J. Schilde	$ 7,150
Philip Beckett	$ 6,500
John J. Stewart	$ 6,500
Dr. Douglas W. Canfield	$ 6,450
C. Alfred Santillo	$ 6,450
Laura Casamento (partial year)	$ 1,500

Highest Paid Directors and Officers as a Group in 2012

Name of Individual Or Identity of Group	Capacities in Which Remuneration was Received	Aggregate Remuneration (1)
Gordon Coleman	President and chief executive officer	$ 257,534
Kate Wolfe (2)	Chief operating officer	$ 108,163
Hans Drews (2)	Chief credit officer	$ 79,206
Stan Dickson (2) (3)	Chief financial officer	$ 66,154

(1) Aggregate remuneration for each officer includes base salary, bonus payments, deferred compensation, 401(k) contributions and other benefits and compensation which does not exceed 10% of the remuneration earned by each officer in the Bank's last fiscal year.

(2) Base salaries for 2013 for Ms. Wolfe, Mr. Dickson and Mr. Drews are $125,000, $110,000 and $77,500 respectively. Bonus payments, 401(K) contributions and other compensation is not expected to exceed 10% of the officers' base salaries.

(3) Partial Year

Stock Incentive Plan

The bank sponsors a nonqualified stock incentive plan which provides certain key employees with the option to purchase shares of common stock. Under the 2005 Stock Incentive Plan, the Bank may grant options to its employees for up to 138,000 shares of common stock. The stock incentive plan has a minimum of one year of service vesting period. Stock option awards were granted with an option price equal to the market price at the time of the award. As of December 31, 2012, a total of 58,274 options were vested with an option price equal to the market price at grant date of $10.00 per share maturing November 15, 2015.

Pension Plan

The bank has a defined contribution pension plan with a 401(k) provision for all employees. The participants are immediately vested upon entering the plan. The Bank matches 100% of employees' 401(k) contributions up to 3% of base compensation plus 50% of the employees' 401(k) contributions between 3% and 5% of base compensation. The Bank's matching contributions for the years ended December 31, 2012 and 2011 were $31,732 and $33,000, respectively.

Supplemental Executive Retirement Plan ("SERP")

The Bank had maintained a SERP plan for Gordon Coleman, who retired as president and chief executive officer as of December 31, 2012. It is anticipated that Mr. Coleman will take a lump sum distribution from the plan on or about June 30, 2013. The balance in the account at December 31, 2012 was $529,000. The Bank has no further liability to make payments pursuant to this plan.

Consulting Contract - Former CEO

The Bank has entered into a consulting agreement with Mr. Coleman, who will remain on the Board of Directors. The contract provides for compensation of $100,000 a year for 10 years, beginning in 2014 and lasting through 2023. He will also receive health insurance coverage on the same terms as when he was working for the five years from 2013 through 2017.

Executive Officer Employment Contracts

The Bank has entered into employment contracts with executive officers Kate Wolfe (president and chief executive officer), Stan Dickson (executive vice president and chief financial officer) and Hans Drews (vice president and chief credit officer). Unless notice of non-renewal is provided, the contracts are renewable annually for a period of three years.

All three contracts include provisions for change in control, and dismissal without cause. The compensation payable in those cases would be lump sum payments equal to 299% of the officers' "base amounts" as defined in Section 280G of the Internal Revenue Code, which generally means average annualized compensation over the prior five year period.

Ms. Wolfe's contract also provides for $100,000 term life insurance coverage and a $500 per month automobile allowance.

Certain Transactions with Directors and Officers

The Bank obtains insurance through an agency that is partially owned by Edward R. Jacksland, Chairman of the Board of Directors of the Bank. Mr. Jacksland owns 33.3% of such agency. Insurance coverage is reviewed annually to determine that all coverage is competitively priced and, in the opinion of management, that coverage obtained was the most favorable to the Bank. During the fiscal year ended December 31, 2012, the Bank paid the agency approximately $99,000 for insurance coverage.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of February 13, 2013, certain information regarding the beneficial ownership of common stock by (1) each of our Directors and named executive officers, (2) each person known by us to own beneficially more than 5% of the common stock, and (3) all of our Directors and executive officers as a group. The Directors and executive officers as a group own 15.90% of the shares outstanding before the offering. With their non-binding intents to participate in the offering, they would be purchasing 41.10% of the shares if the minimum $3,000,003.50 is raised, and 24.66% of the shares if the maximum $4,999,995 million is raised. The resulting ownership would be 24.09% of the outstanding shares if the minimum is raised, and 19.80% of the shares if the maximum is raised.

Name and Position of Beneficial Owner	# of Shares Owned (1)	% of Common Stock	Intent to Purchase	# of Shares After Offering	% if Minimum Raised	% if Minimum Raised
Dr. Douglas W. Canfield (2)	36,900	3.85%	5,000	41,900	2.95%	2.43%
Milton J. Schilde (2)	36,000	3.76%	4,000	40,000	2.82%	2.32%
Gordon E. Coleman (2)(3)	31,000	3.24%	7,692	38,692	2.73%	2.24%
Edward R. Jacksland (2)	29,600	3.09%	1,500	31,100	2.19%	1.80%
C. Alfred Santillo (2)	900	0.09%	-	900	0.06%	0.05%
John J. Stewart	5,000	0.52%	1,500	6,500	0.46%	0.38%
Philip Beckett	5,000	0.52%	3,846	8,846	0.62%	0.51%
Laura Casamento	2,000	0.21%	53,846	55,846	3.94%	3.23%
Kathleen J. Wolfe (4)	2,762	0.29%	7,692	10,454	0.74%	0.61%
Stanley K. Dickson	2,250	0.23%	100,000	102,250	7.21%	5.92%
Hans W. Drews (5)	800	0.08%	4,615	5,415	0.38%	0.31%
	152,212	15.90%	189,691	341,903	24.09%	19.80%
Percent of Offering Purchased as a Group					41.10%	24.66%

(1) For purposes of this table, a person is deemed to be the beneficial owner of shares of common stock if he or she has shared voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the record date. As used herein, "voting power" is the power to vote or direct the voting of shares, and "investment power" is the power to dispose of or direct the disposition of shares. The table includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting and investment power.

(2) Additionally, has 5,000 warrants exercisable within 60 days of the record date. These warrants are exercisable at $10 per share.

(3) Additionally, has 32,374 shares underlying options exercisable within 60 days of the record date. These options are exercisable at $10 per share.

(4) Additionally, has 15,108 shares underlying options exercisable within 60 days of the record date. These options are exercisable at $10 per share.

(5) Additionally, has 6,475 shares underlying options exercisable within 60 days of the record date. These options are exercisable at $10 per share.

EXPERTS

The consolidated financial statements of Patriot Federal Bank as of December 31, 2012 and for the year then ended included in this offering circular have been so included in reliance on the report of West & Co., LLP, an independent registered public accounting firm, appearing elsewhere in this offering circular, given on the authority of said firm as experts in auditing and accounting.

LEGAL OPINION

Mackenzie Hughes, LLP, Syracuse New York will issue a legal opinion concerning the validity of the common stock being sold in this offering.

CHARTER & BYLAWS & RESOLUTIONS

The Bank's Charter and By-Laws are attached hereto

ADDITIONAL INFORMATION

Financial information filed by the Bank with the Office of the Comptroller of the Currency is available from that agency and over the Internet at www.ffiec.gov.

PATRIOT FEDERAL BANK AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

CONTENTS

PAGE

CONSOLIDATED FINANCIAL STATEMENTS

Independent auditors' report .... F-1 – F-2

Consolidated balance sheets F-3

Consolidated statements of operations F-4

Consolidated statements of cash flows F-5

Consolidated statements of changes in stockholders' equity F-6

Notes to consolidated financial statements .... F-7 – F-26

OTHER FINANCIAL INFORMATION

Consolidating balance sheet F-27

Consolidating statement of operations F-28


WEST
COMPANY
CPAs PC
W

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Patriot Federal Bank
Canajoharie, New York

Report on the Financial Statements

We have audited the accompanying consolidated balance sheets of Patriot Federal Bank (the Bank) and its subsidiary as of December31, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended and the related notes to the financial statements.

Managements Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

97 North Main St., PO Box 1219, Gloversville, NY 12078-0354 • 511 Broadway, Saratoga Springs, NY 12866
www.westcpapc.com

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patriot Federal Bank and its subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The consolidating balance sheet and consolidating statement of operations on pages F-27 and F-28 is presented for the purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statement as a whole.

WEST $ COMPANY CPAs PC

Gloversville, New York
January 31,2013

PATRIOT FEDERAL BANK AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
(in thousands of dollars, except per share data)

AT DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:		
Cash and cash equivalents:		
Cash and amounts due from depository institutions	$ 2,888	$ 1,407
Investment securities available for sale at market value	33,761	30,997
FHLB Stock	430	326
Loans, net of allowance for loan losses of $914 and $885 at December 31, 2012 and 2011, repectively.	58,742	60,887
Other real estate owned and other repossessed assets	552	414
Office premises and equipment	2,670	1,704
Goodwill and other intangibles	181	193
Other assets	1,655	1,431
TOTAL ASSETS	$ 100,879	$ 97,359
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Deposits	$ 86,077	$ 82,482
FHLB advances and other borrowings	5,197	4,661
Other liabilities	722	1,166
Total liabilities	91,996	88,309
Stockholders' equity:		
Common stock $1.00 par value and 2,000,000 authorized 957,544 shares issued and outstanding at end of 2012 and 2011	958	958
Paid-in capital excess of par	8,853	8,853
Retained earnings (deficit)	(1,284)	(1,198)
Stock-based compensation	150	150
Accumulated other comprehensive income (loss)	206	287
Total stockholders' equity	8,883	9,050
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 100,879	$ 97,359

See independent auditors' report and notes to financial statements.

PATRIOT FEDERAL BANK AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of dollars, except per share data)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
INTEREST INCOME:		
Interest on loans	$ 3,448	$ 3,605
Interest on investments	684	874
Total interest income	4,132	4,479
INTEREST EXPENSE:		
Interest expense on deposits	949	988
Interest expense on borrowings	83	72
Total interest expense	1,032	1,060
Net interest income before provision for loan losses	3,100	3,419
PROVISION FOR LOAN LOSSES	(405)	(220)
NONINTEREST INCOME	215	222
GAIN ON SALE OF INVESTMENT SECURITIES	214	163
GAIN ON SALE OF LOANS	50	0
GAIN (LOSS) ON SALE OR REVALUATION OF REPOSSESSED ASSETS	(266)	0
NONINTEREST EXPENSE:		
Salaries and employee benefits	1,427	1,386
Occupancy and equipment expense	487	478
Depreciation on buildings and equipment	94	102
Legal and professional fees	272	203
Miscellaneous expense	472	317
Total noninterest expense	2,752	2,486
NET INCOME BEFORE TAXES	156	1,098
INCOME TAX PROVISION	51	314
NET INCOME AFTER TAXES	$ 105	$ 784
INCOME PER SHARE:		
Basic	$ 0.11	$ 0.82
Diluted	0.11	0.82
Weighted average shares	957,544	957,544
Fully diluted average shares	957,544	957,544

See independent auditors' report and notes to financial statements.

PATRIOT FEDERAL BANK AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 105	$ 784
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation premises and equipment	94	102
Decrease in deferred tax asset	14	220
Unrealized gain (loss) on AFS Securities	(81)	573
Amortization of core deposit intangibles	12	12
Provision for loan losses	405	220
Increase in corporate taxes payable	35	26
(Increase) decrease in corporate taxes receivable	(204)	0
Net cash provided by operating activities	380	1,937
CASH FLOWS FROM INVESTING ACTIVITIES:		
(Increase) in Federal Home Loan Bank stock owned	(104)	(41)
(Increase) in securities available-for-sale	(2,764)	(10,025)
(Increase) decrease in loans receivable	1,740	(405)
(Increase) to premises and equipment	(1,060)	(355)
(Increase) in other real estate owned and other repossessed assets	(138)	(414)
(Increase) in other assets	(34)	(223)
Net cash (used) in investing activities	(2,360)	(11,463)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase in deposits	3,595	9,322
Dividends paid	(191)	(216)
Net increase in borrowings	536	546
Net (decrease) in escrows and other liabilities	(479)	(58)
Net cash provided by financing activities	3,461	9,594
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,481	68
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	1,407	1,339
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 2,888	$ 1,407
SUPPLEMENTAL INFORMATION:		
Cash paid during the year for:		
Income taxes	$ 21	$ 339
Interest	1,032	1,060

See independent auditors' report and notes to financial statements.

PATRIOT FEDERAL BANK AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands of dollars)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock	Additional Paid In Capital	Retained Earnings	Stock Based Compensation	Accumulated Comprehensive Income (Loss)	Total
Stockholders' Equity 2010	$ 958	$ 8,853	$ (1,766)	$ 150	$ (286)	$ 7,909
Net income after tax	0	0	784	0	0	784
Comprehensive income: Unrealized gain (loss) on securities AFS net of deferred tax	0	0	0	0	573	573
Dividends paid	0	0	(216)	0	0	(216)
Stockholders' Equity 2011	958	8,853	(1,198)	150	287	9,050
Net income after tax	0	0	105	0	0	105
Comprehensive income: Unrealized gain (loss) on securities AFS net of deferred tax	0	0	0	0	(81)	(81)
Dividends paid	0	0	(191)	0	0	(191)
Stockholders' Equity 2012	$ 958	$ 8,853	$ (1,284)	$ 150	$ 206	$ 8,883

See independent auditors' report and notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Patriot Federal Bank (the Bank) is a federally chartered savings bank which maintains insurance on deposits with the Federal Deposit Insurance Corporation (FDIC). The Bank is engaged in the business of retail banking with operations conducted through its main office located in Canajoharie, New York, and a branch office located in Johnstown, New York, and provides a full range of banking services to individual and small business customers. The Bank began operations on December 5, 2005.

Prior to December 5, 2005, the proposed Bank operated as another entity. At December 5, 2005, the proposed Bank and its related entity transferred all assets, liabilities and cumulative pre-opening costs to Patriot Federal Bank.

Basis of Presentation

Basis of presentation and the accounting and reporting policies of the Bank are in accordance with generally accepted accounting principles in the United States of America and prevailing practices within the banking industry. Such policies have been followed on a consistent basis.

Principles of Consolidation

The consolidated financial statements include the accounts of Patriot Federal Bank and Patriot Asset Management, Inc. after elimination of all intercompany accounts and transactions for 2012. Patriot Asset Management, Inc. was formed during 2012; therefore there are no consolidating transactions for 2011. Patriot Asset Management, Inc. is a wholly owned subsidiary of Patriot Federal Bank.

Use of Estimates

In the preparation of the financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the balance sheet and statements of operations and cash flows for the year. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term are related to the determination of the allowance for losses on loans. While management uses available information to recognize losses on loans, further additions may be necessary based on changes in the loan portfolio composition.

In addition, the estimation of fair value is significant to a number of assets, including available-for-sale investment securities. These are all recorded at either fair value or at the lower of cost or fair value. Furthermore, accounting principles generally accepted in the United States of America require disclosure of the fair value of financial instruments as a part of the notes to the financial statements. Fair values are volatile and may be influenced by a number of factors, including market interest rates, prepayment speeds, discount rates and the shape of yield curves.

Cash and Cash Equivalents

Due from depository institutions, cash on hand, federal funds sold and all other highly liquid investments purchased with an original maturity of three months or less are considered to be cash and cash equivalents. Generally, federal funds are purchased and sold for one day periods. From time to time, deposits with correspondent banks will exceed amounts insured by the FDIC. Management does not anticipate any losses and evaluates the financial status of the correspondent banks on a regular basis.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Federal Home Loan Bank Stock

The Bank is required to hold Federal Home Loan Bank stock as part of the membership requirement for the Federal Home Loan Bank. This investment is restricted.

Investment Securities

Investments to be held for an indefinite amount of time, but not necessarily to maturity, are classified as available-for-sale and reported at fair value using Level 2 inputs (see Note 18 – Fair Value Measurement). For these securities, the Bank obtains fair value measurements from independent pricing services. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bonds' terms and conditions, among other things. Unrealized gains and losses are reported as a separate component of accumulated other comprehensive income. Premiums or discounts are amortized or accreted into income using the interest method. Realized gains or losses are recorded using the specific identification method.

Securities are also evaluated for impairment, utilizing criteria such as the magnitude and duration of the decline, current market conditions, payment history, the credit worthiness of the obligor, the intent of the Bank to retain the security or whether it is more likely than not that the Bank will be required to sell the security before recovery of the value, as well as other qualitative factors. If a decline in value below amortized cost is determined to be other-than-temporary, which does not necessarily indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not favorable, the security is reviewed in more detail in order to determine the portion of the impairment that relates to credit (resulting in a charge to earnings) versus the portion of the impairment that is noncredit related (resulting in a charge to accumulated other comprehensive income). A credit loss is determined by comparing the amortized cost basis to the present value of cash flows expected to be collected, computed using the original yield as the discount rate. Available-for-Sale investments are securities held for indefinite periods of time. Those securities are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity. Unrealized gains and losses are reported as a separate component of capital, net of estimated income taxes.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding, unpaid, principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans.

Credit and loan decisions are made by management and the board of directors in conformity with loan policies established by the board of directors. The Bank's practice is to charge-off any loan or portion of a loan when the loan is determined by management to be uncollectible due to the borrower's failure to meet repayment terms, the borrower's deteriorated financial condition, the depreciation of the underlying collateral, the loan's classification as a loss by regulatory examiners, or other reasons.

The Bank considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Measurement of impairment is based on the expected future cash flows of an impaired loan, which are to be discounted at the loan's effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. The Bank selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral. The Bank recognizes interest income on impaired loans based on its existing methods of recognizing interest income on non-accrual loans (see Interest and Fees on Loans).

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Provision and Allowance for Loan Loss

Implicit in the Bank's lending activities is the fact that loan losses will be experienced and that the risk of loss will vary with the type of loan being made and the creditworthiness of the borrower over the term of the loan. The allowance for loan losses represents the Bank's recognition of the risks of extending credit and its evaluation of the loan portfolio. The allowance for loan losses is maintained at a level considered adequate to provide for probable loan losses based on management's assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions, historical loss experience, evaluation of the quality of the underlying collateral, and holding and disposal costs. The allowance for loan losses is increased by provisions charged to expense and reduced by loans charged off, net of recoveries. Loan losses are charged against the allowance for loan losses when management believes the loan balance is uncollectible.

The Bank has established a formal process for determining an adequate allowance for loan losses. The allowance for loan losses calculation has two components. The first component represents the allowance for loan losses for impaired loans; that is loans where the Bank believes collection of the contractual principal and interest payments is not probable. To determine this component of the calculation, collateral-dependent impaired loans are evaluated using internal analyses as well as third-party information, such as appraisals. If an impaired loan is unsecured, it is evaluated using a discounted cash flow of the payments expected over the life of the loan using the loan's effective interest rate and giving consideration to currently existing factors that would impact the amount or timing of the cash flows. The second component of the allowance for loan losses represents contingent losses - the estimated probable losses inherent within the portfolio due to uncertainties. Factors considered by management to estimate inherent losses include, but are not limited to, 1) historical and current trends in downgraded loans; 2) the level of the allowance in relation to total loans; 3) the level of the allowance in relation to the Bank's peer group; 4) the levels and trends in non-performing and past due loans; and 5) management's assessment of economic conditions and certain qualitative factors as defined by bank regulatory guidance, including but not limited to, changes in the size, composition and concentrations of the loan portfolio, changes in the legal and regulatory environment, and changes in lending management. The recorded allowance for loan losses is the aggregate of the impaired loans component and the contingent loss component.

Interest and Fees on Loans

Interest income is recognized daily in accordance with the terms of the note based on the outstanding principal balance. Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. The accrual of interest on loans is discontinued when principal or interest is 90 days past due based on contractual terms of the loan or when, in the opinion of management, there is reasonable doubt as to collectability. When loans are placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on non-accrual loans is subsequently recognized only to the extent that cash is received and the loan's principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest (see Note 3 – Loans).

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Loan Sales and Loan Servicing

The Bank began originating, selling and servicing residential mortgage loans in terms of up to 30 years in 2012. The Bank is currently retaining the servicing on the loans it has sold. No asset has been booked for the servicing retained, as management has determined the volume is too small at this time to have any market value. Loan sales are recorded when the sales are funded.

Office Premises and Equipment

Office premises and equipment are recorded at cost and depreciated over their estimated economic useful lives using the straight-line method of depreciation. Economic useful lives used are:

Premises	40 years
Computer software	3 years
Equipment	3 – 5 years
Signs	10 years

Goodwill and Core Deposit Intangibles

In connection with the purchase of deposits and fixed assets from Trustco Bank at the Bank's inception, an amount for goodwill and other intangibles was realized. Goodwill represents the excess purchase price over the fair value of the net identifiable assets acquired and is evaluated for impairment on an annual basis. The Bank follows the guidance provided in the Accounting Standards Codification-350 (ASC-350), *Intangibles, Goodwill and Other*, which prescribes a two-step process to test and measure impairment of goodwill. Intangibles related to the core deposits are amortized on an accelerated basis over seven years.

Income Taxes

Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carry forwards depends on having sufficient taxable income of an appropriate character within the carry forward periods.

Comprehensive Income

ASC-220, *Comprehensive Income*, requires the disclosure of comprehensive income and its components. For the years ended December 31, 2012 and 2011, the Bank's only component of comprehensive income was the fair value adjustment to equity when recording the net gain on the available-for-sale bond portfolio as required by ASC-320-10, *Investments – Debt and Equity Securities.*

Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received (see Note 15 – Fair Value of Financial Assets and Liabilities).

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Earnings (Loss) Per Share

Basic earnings per common share are based on the weighted average number of common shares outstanding during the year. Diluted earnings per common share is calculated in a manner similar to basic loss per share except that the weighted average number of common shares outstanding is increased to include the weighted average common shares that would be outstanding if all potentially dilutive common stock equivalents were issued during the year. The Bank's common stock equivalents relate solely to stock options and warrants (see Note 8 – Income Per Share).

Stock-Based Compensation

As more fully described in Note 11, the Bank has a stock-based incentive plan authorizing stock option awards to its executive officers and employees. In accordance with ASC-718-10, *Compensation-Stock Compensation,* the Bank has recorded share-based compensation expense related to the fair value of outstanding stock options at the date of vesting of such awards.

Fair Value Measurements

The Bank accounts for investment securities in accordance with ASC-820, *Financial Instruments*. The Bank's adoption of ASC-820 did not have a material impact on the Bank's financial position or results of operation (see Note 18 – Fair Value Measurements).

Other-Than-Temporary Impairment

The Bank evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The investment securities portfolio is evaluated for OTTI by segregating the portfolio by type and applying the appropriate OTTI model. Investment securities are evaluated for OTTI under FASB ASC 320, *Investments – Debt and Equity Securities*.

In determining OTTI under the FASB ASC-320, the Bank considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the entity has the intent to sell the debt security or it is more likely than not will be required to sell the debt security before its anticipated recovery. When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not that the Bank will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If the Bank intends to sell or it is more likely than not that the Bank will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If the Bank does not intend to sell the security and it is more likely than not that the Bank will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment. The adoption of this standard did not have an impact on the Bank's results of operations or financial position as of December 31, 2012 (see Note 2 – Investment Securities).

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Advertising Costs

Advertising costs are expensed in the year incurred. Advertising expenses for the years ended December 31, 2012 and 2011 were $3,925 and $998, respectively.

Dividend Restriction

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the stockholders. With certain exceptions, the Bank may not pay a dividend to its stockholders if its regulatory capital is below the required amount to be considered well capitalized. The Banks capital ratios are above the required capital ratios.

Reclassifications

Certain reclassifications have been made to the 2011 financial statement presentation to correspond to the current year's format. Total equity and net income are unchanged due to these reclassifications.

NOTE 2 – INVESTMENT SECURITIES

At December 31, all investments have been classified as available for sale (AFS), according to management's intent. The amortized cost of securities and their approximate fair values are as follows, (in thousands of dollars):

2012

	Amortized	Gross Unrealized		Fair	Interest	Fair Value
Securities AFS	**Cost Basis**	**Gains**	**(Losses)**	**Value**	**Receivable**	**and Int. Rec.**
U.S. government agencies	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Municipal	11,997	218	(66)	12,149	36	12,185
Agency MBS	21,446	187	(21)	21,612	149	21,761
Total securities AFS	33,443	405	(87)	33,761	185	33,946
FHLB stock	430	0	0	430	0	430
Total AFS securities	$ 33,873	$ 405	$ (87)	$ 34,191	$ 185	$ 34,376

2011

	Amortized	Gross Unrealized		Fair	Interest	Fair Value
Securities AFS	**Cost Basis**	**Gains**	**(Losses)**	**Value**	**Receivable**	**and Int. Rec.**
U.S. government agencies	$ 1,000	$ 2	$ 0	$ 1,002	$ 0	$ 1,002
Municipal	7,018	109	(28)	7,099	73	7,172
Agency MBS	22,692	268	(64)	22,896	74	22,970
Total securities AFS	30,710	379	(92)	30,997	147	31,144
FHLB stock	326	0	0	326	0	326
Total AFS securities	$ 31,036	$ 379	$ (92)	$ 31,323	$ 147	$ 31,470

At December 31, 2012 and 2011, debt securities with a fair value of $14.4 million and $12.7 million respectively, were pledged as collateral to secure Federal Home Loan Bank repurchase advances.

NOTE 2 – INVESTMENT SECURITIES – (CONTINUED)

The amortized cost and estimated fair value of debt securities by contractual maturity at December 31, 2012 and 2011 are shown below. Mortgage-backed securities are classified in accordance with their contractual lives. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepay penalties. Additionally, accelerated principal payments are commonly received on mortgage-backed securities making it common for them to mature prior to the contractual maturity date. The table below is the amortized cost and estimated fair value of debt securities by contracted maturity date at December 31, 2012 and 2011, (in thousands of dollars):

	2012		2011	
Securities AFS	**Amortized Cost**	**Estimated Fair Value**	**Amortized Cost**	**Estimated Fair Value**
Due within one year	$ 6,691	$ 6,717	$ 4,666	$ 4,703
Due after one year through five years	19,252	19,383	15,440	15,573
Due after five years through ten years	6,415	6,572	8,874	8,979
Due after ten years	1,085	1,089	1,730	1,742
Total securities AFS	$ 33,443	$ 33,761	$ 30,710	$ 30,997

At December 31, 2012 and December 31, 2011, certain investment securities had fair values below their amortized costs. The following table (in thousands of dollars) shows the gross unrealized losses and fair values of those securities, segregated by category and by whether the securities had been in continuous unrealized loss positions for less than 12 months or for 12 months or more. The Bank does not consider these unrealized losses to be credit related. These unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase.

2012

	Less than 12 months			12 months or more		
Securities AFS	**Estimated Fair Value**	**Unrealized Losses**	**Number of Securities**	**Estimated Fair Value**	**Unrealized Losses**	**Number of Securities**
U.S. government agencies	$ 0	$ 0	0	$ 0	$ 0	0
Municipal	3,166	21	6	516	1	0
Agency MBS	5,380	61	8	1,696	6	3
Total temporarily-impaired	$ 8,546	$ 82	14	$ 2,212	$ 7	3

2011

	Less than 12 months			12 months or more		
Securities AFS	**Estimated Fair Value**	**Unrealized Losses**	**Number of Securities**	**Estimated Fair Value**	**Unrealized Losses**	**Number of Securities**
U.S. government agencies	$ 0	$ 0	0	$ 0	$ 0	0
Municipal	1,443	28	5	0	0	0
Agency MBS	8,823	64	10	0	0	0
Total temporarily-impaired	$ 10,266	$ 92	15	$ 0	$ 0	0

NOTE 3 – LOANS

The Bank's loan portfolio generally consists of loans to borrowers within Fulton and Montgomery Counties in New York State. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and small commercial loans are among the principal loan products the Bank is offering the local community. As a result, the Bank's loan and collateral portfolios are, to some degree, concentrated in those product types.

The composition of the loan portfolio at December 31, is as follows (in thousands of dollars):

	2012	2011
Residential real estate	$ 41,018	$ 43,359
Nonresidential real estate	12,484	12,127
Commercial	4,931	5,189
Consumer	1,223	1,097
Total	59,656	61,772
Less allowance for loan losses	914	885
Total loans	$ 58,742	$ 60,887

Loans outstanding to directors, officers, employees and other related parties, which are included in loans receivable, as of December 31, are as follows (in thousands of dollars):

	2012	2011
Beginning balance	$ 841	$ 989
New loans	296	0
Repayments	(73)	(148)
Personnel Changes	(20)	0
Ending balance	$ 1,044	$ 841

NOTE 4 – ALLOWANCE FOR LOAN LOSSES

Transactions in the allowance for loan losses are summarized as follows (in thousands of dollars):

	For the Years Ended December 31, 2012	2011
Balance at the beginning of the period	$ 885	$ 953
Loans charged off:		
Residential real estate	(147)	(33)
Nonresidential real estate	(243)	0
Commercial	(23)	(237)
Consumer	(3)	(34)
Totals loans charged-off	(416)	(304)
Recoveries of loans previously charged off:		
Residential real estate	1	0
Nonresidential real estate	0	0
Commercial	35	5
Consumer	4	11
Total loans recovered	40	16
Net loans charged-off	(376)	(288)
Provision for loan losses	405	220
Balance at the end of the period	$ 914	$ 885

The following table sets forth the Bank's past-due and non-accrual loans at December 31, (in thousands of dollars):

	2012		2011	
	Past-due 30-89 days still accruing	Non-accrual	Past-due 30-89 days	Non-accrual
Residential real estate	$ 294	$ 984	$ 336	$ 133
Nonresidential real estate	49	918	0	759
Commercial	38	71	104	23
Consumer	1	9	11	173
Total past-due and non-accrual	$ 382	$ 1,982	$ 451	$ 1,088

The following table details information regarding the Bank's impaired loans at December 31, (in thousands of dollars):

	2012	2011
Impaired loans with a valuation allowance	$ 532	$ 409
Impaired loans without a valuation allowance	1,244	574
Total impaired loans	1,776	983
Valuational allowance related to impaired loans	$ 186	$ 79

NOTE 4 – ALLOWANCE FOR LOAN LOSSES – (CONTINUED)

The following presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on allowance and impairment method as of December 31, (in thousands of dollars):

	Residential Real Estate	Nonresidential Real Estate	Commercial	Consumer	Total
Allowance for loan losses:					
Allowance balance attributed to loans:					
Individually evaluated for impairment	$ 14	$ 65	$ 0	$ 0	$ 79
Collectively evaluated for allowance	463	256	74	13	806
Allowance balance 2011	$ 477	$ 321	$ 74	$ 13	$ 885
Allowance balance attributed to loans:					
Individually evaluated for impairment	$ 18	$ 106	$ 63	$ 0	$ 187
Collectively evaluated for allowance	280	169	112	30	591
Contingent Reserve	94	28	11	3	136
Allowance balance 2012	$ 392	$ 303	$ 186	$ 33	$ 914

The following table presents impaired loans by class as of December 31, 2012, (in thousands of dollars):

At December 31, 2012

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Residential real estate	$ 699	$ 751	$ 18	$ 754	$ 3
Nonresidential real estate	920	1,035	155	1,040	9
Commercial	153	153	13	165	1
Consumer	0	0	0	0	0
Total	$ 1,772	$ 1,939	$ 186	$ 1,959	$ 13

At December 31, 2011

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Residential real estate	$ 133	$ 133	$ 14	$ 133	$ 0
Nonresidential real estate	679	679	65	681	22
Commercial	0	0	0	0	0
Consumer	171	171	0	171	0
Total	$ 983	$ 983	$ 79	$ 985	$ 22

NOTE 4 – ALLOWANCE FOR LOAN LOSSES – (CONTINUED)

For the twelve months ended at December 31, 2012, and for the same period in 2011, interest income recognized on our Statement of Operations, while these loans have been classified as impaired, was approximately $13,000 and $22,000, respectively. The gross interest income that would have been recorded for the twelve months ended December 31, 2012 and for the same period in 2011, if all impaired loans had been current throughout this period in accordance with their original terms, was approximately $62,000 and $57,000, respectively. The interest earned on impaired loans past due 90 or more days, non-accrual loan, is recorded as a contra asset to accrued interest on loans rather than interest income.

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as: current financial information, historical payment experience, and current economic trends, among other factors. On a quarterly basis, the Bank loan review process analyzes these loans individually by grading the loans based on credit risk. The Bank uses the following definitions for classified loans:

Special Mention: Special mention loans have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Bank's credit position at some future date.

Substandard and Doubtful: Loans classified as substandard and doubtful are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. All substandard and doubtful loans are considered impaired.

As of December 31, 2012, and based on the most recent analysis performed, the risk categories of loans are as follows, (in thousands of dollars):

	2012			2011		
	Pass/Watch	Classified	Total	Pass	Classified	Total
Residential real estate	$ 471	$ 1,385	$ 1,856	$ 587	$ 133	$ 720
Nonresidential real estate	3,798	1,538	5,336	614	679	1,293
Commercial	955	292	1,247	266	0	266
Consumer	46	128	174	173	171	344
	$ 5,270	$ 3,343	$ 8,613	$ 1,640	$ 983	$ 2,623

NOTE 5 – PREMISES AND EQUIPMENT

The Bank entered into a purchase agreement with Trustco Bank prior to the initial public stock offering. The agreement to purchase the Canajoharie, New York, branch was finalized on December 2, 2005. The purchase and assumption agreement covered the 211 Erie Boulevard banking location, its furniture and equipment including ATM and bank vaults. Additionally, on April 9, 2007, the Bank opened its second location in the City of Johnstown, Fulton County, New York. The Branch is a full-service location with ATM and drive-up teller lanes. The Bank is in process of building its third location in Amsterdam, Montgomery County, New York and it is expected to be open in 2013.

NOTE 5 – PREMISES AND EQUIPMENT – (CONTINUED)

The composition of Bank premises and equipment at December 31, 2012 and 2011, is as follows (in thousands of dollars):

	2012	2011
Main office building and land	$ 670	$ 559
Main office equipment	567	541
Johnstown branch equipment	305	299
Johnstown branch building and land	986	986
Amsterdam office building and land	920	0
Total building, land and equipment	3,448	2,385
Less accumulated depreciation	778	681
Total building, land and equipment net of depreciation	$ 2,670	$ 1,704

NOTE 6 – GOODWILL AND CORE DEPOSIT INTANGIBLES

At December 31, 2012, the Bank had a balance of $-0- in the Premium on Core Deposit account with a corresponding amortization expense of $12 and is now fully amortized.

The carrying value of goodwill at December 31, 2012 (in thousands of dollars), was $181.

NOTE 7 – COMMON STOCK

Total shares issued at December 31, 2012 and 2011, were 957,544 (see Note 13 – Warrants).

NOTE 8 – INCOME PER SHARE

Amounts reported as basic loss, per share of common stock, reflect the retained losses for the year divided by the weighted average number of common shares outstanding during the year. Diluted earnings per share are adjusted for the effect of stock options and warrants exercisable into common stock. For 2012 and 2011, the weighted average value of the options and warrants were below the exercise price, therefore having no effect on the diluted number of shares outstanding.

	For the Twelve Months ended December 31,	
	2012	2011
Net income as reported	$ 105,000	$ 784,000
Weighted average common shares outstanding:		
Basic	957,544	957,544
Diluted	957,544	957,544
Net income per common share:		
Basic	$ 0.11	$ 0.82
Diluted	0.11	0.82

NOTE 9 – DEPOSITS

At December 31, the composition of the Bank's deposits were as follows (in thousands of dollars):

	2012	2011
Demand, NOW and MMDA	$ 37,029	$ 31,817
Savings accounts	6,681	6,042
Certificates of deposit	42,367	44,623
Totals	$ 86,077	$ 82,482

At December 31, the deposits of $100,000 or more and their maturities were as follows (in thousands of dollars):

2012

	Certificates of Deposits	Savings	Transaction Accounts (1)	Deposits Greater Than $100,000
Maturities:				
Within one year or less	$ 7,855	$ 1,712	$ 23,797	$ 33,364
Two to three years	8,928	0	0	8,928
Greater than three years	4,280	0	0	4,280
Totals	$ 21,063	$ 1,712	$ 23,797	$ 46,572

2011

	Certificates of Deposits	Savings	Transaction Accounts (1)	Deposits Greater Than $100,000
Maturities:				
Within one year or less	$ 8,256	$ 1,244	$ 20,043	$ 29,543
Two to three years	7,273	0	0	7,273
Greater than three years	4,917	0	0	4,917
Totals	$ 20,446	$ 1,244	$ 20,043	$ 41,733

(1) Transaction accounts include MMDA, NOW and DDA accounts.

NOTE 10 – BORROWED FUNDS

At December 31, borrowed funds consisted of the following (in thousands of dollars except for weighted average rate):

	2012		2011	
	Amount	Weighted	Amount	Weighted
FHLB advances	$ 5,000	1.58%	$ 4,500	1.72%
OLOC, ACBB	$ 197	0.50%	$ 161	1.00%

NOTE 10 – BORROWED FUNDS – (CONTINUED)

Federal Home Loan Bank of New York advances are secured by pledging qualified collateral consisting primarily of government backed securities and one-to-four-family real estate loans. The collateral pledged for FHLB advances totaled $27.4 million at December 31, 2012.

Additionally, the Bank has a line of credit with the Atlantic Central Bankers Bank for $1.5 million, and a $2 million unsecured line of credit with Zions Bank.

At December 31, 2012, the interest rates on FHLB advances ranged from 0.29% to 2.15%. At December 31, 2012, the weighted average interest rate on FHLB advances was 1.55%.

NOTE 11 – STOCK INCENTIVE PLAN

The Bank sponsors a nonqualified stock incentive plan which provides certain key employees with the option to purchase shares of common stock. Under the 2005 Stock Incentive Plan, the Bank may grant options to its employees for up to 138,000 shares of common stock. The stock incentive plan has a minimum of one year of service vesting period. Stock option awards were granted with an option price equal to the market price at the time of the award. As of December 31, 2012, a total of 58,274 options were vested with an option price equal to the market price at grant date of $10.00 per share maturing November 30, 2015.

The Bank has adopted ASC-718, *Stock Compensation.* In accordance with ASC-718, the Bank has recorded share-based compensation expense related to stock options based on the fair value of the options according to the vesting period of such awards. The fair value of the option award is determined by subtracting the market value of the Bank's stock at the time of vesting from the option price at grant date.

At December 31, 2012 and 2011, the options exercisable were 58,274 and 69,063, respectively. No non-exercisable options were in existence in either year.

The stock prices at December 31, 2012 and 2011 were $7.20 and $8.10, respectively. These prices were below the exercise price.

The Bank did not record share-based compensation expense in 2012 or 2011 with respect to stock options.

NOTE 12 – PENSION PLAN

The Bank has a defined contribution pension plan with a 401(k) provision for all employees. The participants are immediately vested upon entering the plan. The Bank matches 100% of employees' 401(k) contributions up to 3% of compensation plus 50% of the employees' 401(k) contributions between 3% and 5% of compensation. The Bank's matching contribution for the year ended December 31, 2012 and 2011, was $31,732 and $33,000, respectively.

NOTE 13 – WARRANTS

In connection with the Bank's initial stock offering, the Bank's organizers were awarded a total of 70,000 warrants in recognition of the expertise imparted, time expended and the substantial financial risks undertaken by the organizers. The organizer warrants may be exercised any time before their expiration date of December 4, 2015. The exercise price for organizer warrants is $10.00 per share. As of December 31, 2012, 70,000 organizer warrants were issued and unexercised.

In addition to the organizer warrants, each of the Bank's initial stockholders received warrants in recognition of the additional financial risk of investing in Patriot Federal Bank from inception. Each initial stockholder received warrants to purchase one share of common stock for every five shares that he or she purchased in the initial public offering. The exercise price for stockholder warrants was $12.50 per share. During the three-year period that warrants were available for the warrant holders to exercise, 94,266 shares were issued out of 172,633 warrants available. Total proceeds taken into the Bank's capital from the exercised warrants was $1.2 million on December 31, 2012. The warrant offering was closed by the Bank on December 5, 2008, according to the Shareholder Warrant Agreement ("Agreement") executed as of December 2, 2005 by the Bank, in accordance with the terms and subject to the conditions set forth in the Agreement approved at the December 2, 2005, shareholder meeting.

Organizer and initial stockholder warrants to purchase fractional shares were not issued. Instead, rounding up to the next whole number was used in calculating the number of warrants issued to any stockholder. Holders of warrants will be able to profit from any rise in the market price of the Bank's common stock over the exercise price of the warrants because they will be able to purchase shares of the Bank's common stock at a price that is less than the current market value.

NOTE 14 – FINANCIAL COMMITMENTS

The Bank is party to financial instruments with off-balance sheet risk. This off-balance sheet risk is generated during the normal banking business of assisting customers with their financial needs. These financial instruments include commitments to extend credit. These commitments involve, to varying degrees, elements of credit and interest risk in excess of the amount recognized on the balance sheet. The contract or notional amounts of outstanding commitments at December 31, 2012, were as follows (in thousands of dollars):

	2012	2011
Commitments to extend credit:		
Loan commitments	$ 1,776	$ 1,800
Unadvanced construction loans	124	396
Unadvanced lines of credit	2,322	2,817
Outstanding commitments	$ 4,222	$ 5,013

NOTE 14 – FINANCIAL COMMITMENTS – (CONTINUED)

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held is primarily real property. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The Bank did not have standby letters of credit at year ended December 31, 2012. The credit risk involved in issuing letters of credit is essentially the same as that involved in a loan commitment. Management does not anticipate any material losses as a result of these commitments.

NOTE 15 – FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table reports the carrying value and the estimated fair value of the Bank's financial instruments as of the dates indicated:

	2012		2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
ASSETS:				
Cash and due from Banks	$ 2,888	$ 2,888	$ 1,407	$ 1,407
Federal funds sold	0	0	0	0
Investment securities	33,443	33,761	30,710	30,997
Loans, net of provision for loan losses	58,742	61,223	60,887	62,422
Office premises and equipment	2,670	2,670	1,704	1,704
Other assets	2,388	2,388	1,891	1,891
LIABILITIES:				
Deposits	$ 86,077	$ 86,493	$ 82,482	$ 82,714
FHLB advances and other borrowings	5,197	5,233	4,661	4,706
Other liabilities	722	722	1,166	1,166

NOTE 16 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the Office of the Comptroller of the Currency (OCC). Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. The OCC regulations require savings institutions to maintain minimum levels of regulatory capital.

At December 31, 2012, the Bank was considered "well capitalized" for regulatory purposes. To be categorized as well capitalized, the Bank must maintain a minimum ratio of Tier 1 (core) capital to total assets of 5.00%; a minimum ratio of Tier 1 capital to risk-weighted assets of 6.00%; and a minimum ratio of total (core and supplemental) capital to risk-weighted assets of 10.00%. The Bank under its Capital adequacy policy reviews factors that may significantly affect capital such as potential volatile components of capital, qualitative factors and if need be regulatory mandates. These factors could be material and would bring the Bank's required capital ratios below well capitalized standards.

The following is a summary of the Bank's Regulatory Capital Ratios at December 31, (in thousands of dollars except ratios):

	2012		2011	
	Amount	Ratio	Amount	Ratio
Tier 1 leverage ratio	$ 8,243	8.20%	$ 8,523	8.72%
Tier 1 risk-based capital ratio	8,243	15.44%	8,523	15.85%
Total risk-based capital ratio	8,915	16.70%	9,198	17.10%

Reconciliation from GAAP capital to regulatory capital (in thousands of dollars):

	2012	2011
GAAP capital	$ 8,883	$ 9,050
Comprehensive (gain)	(206)	(287)
Deferred tax assets	(253)	(47)
Intangible assets	(181)	(193)
Tier 1 capital	8,243	8,523
Portion of allowance for loan and lease losses allowable for calculation of total capital	672	675
Total regulatory capital	$ 8,915	$ 9,198

NOTE 17 – INCOME TAXES

The New York State franchise tax was determined using the average value of assets method for the years ended December 31, 2012 and 2011. The franchise tax (in thousands of dollars) for the years ended December 31, 2012 and 2011 was $28 and $35, respectively.

All items have been charged to income tax provision (benefit) with the exception of the net unrealized holding gain on Available-For-Sale securities which have been charged to other comprehensive income

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition. The details of the Bank's income tax provision (benefit) are set forth below (in thousands of dollars):

	2012	2011
Current:		
Federal	$ 101	$ 113
State	31	35
Total current	132	148
Deferred:		
Federal	(68)	104
State	(13)	62
Total deferred	(81)	166
Total	$ 51	$ 314

Deferred tax assets for 2012 and 2011 are $448 and $336, respectively (in thousands of dollars). The deferred tax assets were comprised of ORE write-downs and expenses, allowance for loan losses and SERP assets.

Deferred tax liabilities for 2012 and 2011 are $157 and $26, respectively (in thousands of dollars) and were comprised of depreciation and net unrealized holding gain on Available-For-Sale securities.

Deferred taxes have been calculated with a blended Federal rate of 28% and a New York State rate of 7%.

NOTE 17 – INCOME TAXES – (CONTINUED)

The Bank follows the provisions of uncertain tax positions as addressed in FASB ASC-740. The Bank has reviewed its operations for uncertain tax positions and believes there are no significant exposures. The Bank will include interest on income tax liabilities in interest expenses and penalties in operations if such amounts arise.

The Bank files income tax returns in the U.S. federal jurisdiction and New York State. The Bank is no longer subject to U.S. federal and State income tax examinations by tax authorities for years before 2010.

NOTE 18 – FAIR VALUE MEASUREMENTS

As required by FASB ASC, *Fair Value Measurements,* the Bank is required to value securities based on the valuation measurement techniques and hierarchy established by the FASB ASC.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full value of the financial instrument.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table presents the financial instruments recorded at fair value by the Bank as of December 31, and no financial instruments with fair value estimates considered to be categorized as "Level 1" or "Level 3" (in thousands of dollars):

AFS Securities Fair Value Measurements at Reporting Date Using

	Estimated Market Value	Quoted Prices Identical Assets (Level 1)	Oberservable Inputs (Level 2)	Unobservable Inputs (Level 3)
December 31, 2012				
Securities AFS	$ 33,761	$ 0	$ 33,761	$ 0

	Estimated Market Value	Quoted Prices Identical Assets (Level 1)	Oberservable Inputs (Level 2)	Unobservable Inputs (Level 3)
December 31, 2011				
Securities AFS	$ 31,323	$ 0	$ 31,323	$ 0

NOTE 19 – RELATED PARTY TRANSACTION

The Bank obtains insurance through an agency that is partially owned by a Director of the bank. Insurance coverage is reviewed annually to determine that all coverage is competitively priced and, in the opinion of management, the coverage obtained was the most favorable to the Bank. During the fiscal year ended December 31, 2012, the Bank paid the agency approximately $99,000 for insurance coverage.

NOTE 20 – SUBSEQUENT EVENTS

The Bank has evaluated subsequent events through the issuance date of the report and has determined the following to have a material effect on the financial statement. The Bank is planning on raising $3.5 million to $5 million in a public stock offering in the beginning of 2013 and is scheduled to open its third branch in Amsterdam, NY, in February, 2013.

PATRIOT FEDERAL BANK AND SUBSIDIARY

CONSOLIDATING BALANCE SHEET
(in thousands of dollars)

DECEMBER 31, 2012

	Patriot Federal Bank	Patriot Asset Management, Inc.	Total	Eliminations	Consolidated
ASSETS:					
Cash and cash equivalents:					
Cash and amounts due from depository institutions	$ 2,888	$ 0	$ 2,888	$ 0	$ 2,888
Investment securities available for sale at market value	33,761	0	33,761	0	33,761
FHLB Stock	430	0	430	0	430
Loans, net of allowance for loan losses of $914 and $885 at December 31, 2012 and 2011, repectively.	58,742	0	58,742	0	58,742
Other real estate owned and other repossessed assets	552	0	552	0	552
Office premises and equipment	2,670	0	2,670	0	2,670
Goodwill and other intangibles	181	0	181	0	181
Investment in subsidiary	36	0	36	(36)	0
Other assets	1,655	0	1,655	0	1,655
TOTAL ASSETS	$ 100,915	$ 0	$ 100,915	$ (36)	$ 100,879
LIABILITIES AND STOCKHOLDERS' EQUITY:					
Liabilities:					
Deposits	$ 86,077	$ 0	$ 86,077	$ 0	$ 86,077
FHLB advances and other borrowings	5,197	0	5,197	0	5,197
Other liabilities	722	0	722	0	722
Total liabilities	91,996	0	91,996	0	91,996
Stockholders' equity:					
Common stock $1.00 par value and 2,000,000 authorized 957,544 shares issued and outstanding at end of 2012 and 2011 for Patriot Federal Bank	958	0	958	0	958
Common stock $0.01 par value 1,000 shares authorized and issued for Patriot Asset Management, Inc.	0	0	0	0	0
Paid-in capital excess of par	8,853	36	8,889	(36)	8,853
Retained earnings (deficit)	(1,248)	(36)	(1,284)	0	(1,284)
Stock-based compensation	150	0	150	0	150
Acumulated other comprehensive income	206	0	206	0	206
Total stockholders' equity	8,919	0	8,919	(36)	8,883
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 100,915	$ 0	$ 100,915	$ (36)	$ 100,879

See independent auditors' report

PATRIOT FEDERAL BANK AND SUBSIDIARY

CONSOLIDATING SATEMENT OF OPERATIONS
(in thousands of dollars)

DECEMBER 31, 2012

	Patriot Federal Bank	Patriot Asset Management, Inc.	Total	Eliminations	Consolidated
INTEREST INCOME					
Interest on loans	$ 3,448	$ 0	$ 3,448	$ 0	$ 3,448
Interest on investments	684	0	684	0	684
Total interest income	4,132	0	4,132	0	4,132
INTEREST EXPENSE					
Interest expense on deposits	949	0	949	0	949
Interest expense on borrowings	83	0	83	0	83
Total interest expense	1,032	0	1,032	0	1,032
Net interest income before provision for loan losses	3,100	0	3,100	0	3,100
PROVISION FOR LOAN LOSSES	(405)	0	(405)	0	(405)
NONINTEREST INCOME	215	0	215	0	215
GAIN ON SALE OF INVESTMENT SECURITIES	214	0	214	0	214
GAIN ON SALE OF LOANS	50	0	50	0	50
GAIN (LOSS) ON SALE OR REVALUATION OF REPOSSESSED ASSETS	(266)	0	(266)	0	(266)
NON-INTEREST EXPENSE					
Salaries and employee benefits	1,422	5	1,427	0	1,427
Occupancy and equipment expense	487	0	487	0	487
Depreciation on buildings and equipment	94	0	94	0	94
Legal and professional fees	243	29	272	0	272
Miscellaneous expense	470	2	472	0	472
Total noninterest expense	2,716	36	2,752	0	2,752
NET INCOME BEFORE TAXES	192	(36)	156	0	156
INCOME TAX PROVISION	51	0	51	0	51
NET INCOME AFTER TAXES	$ 141	$ (36)	$ 105	$ 0	$ 105

See independent auditors' report

PART III – EXHIBITS

INDEX TO EXHIBITS

Exhibit	Page
A. Offering Statement Signature Page	118
B. Patriot Federal Bank Charter	120
C. Patriot Federal Bank ByLaws	123
D. Legal Opinion	132
E. West & Co., LLC Consent	134
F. Gordon Coleman Consulting Agreement	136
G. Subscription Agreement and Subscription Election Form	140

EXHIBIT A

See attached Offering Statement Signature Page

PATRIOT FEDERAL BANK
SIGNATURE PAGE TO OFFERING STATEMENT

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, as of the 1 day of April, 2013.

PATRIOT FEDERAL BANK



By: ______________________
Kathleen J. Wolfe, President, chief executive officer and Director



By: ______________________
Stanley K. Dickson, Executive vice president, chief financial officer and Director



By: ______________________
Edward R. Jacksland, Chairman of the Board



By: ______________________
Milton J. Schilde, Vice Chairman of the Board



By: ______________________
Gordon E. Coleman, Director

By: ______________________
Dr. Douglas W. Canfield, Director



By: ______________________
C. Alfred Santillo, Director



By: ______________________
John J. Stewart, Director

By: ______________________
Laura Casamento, Director



By: ______________________
Philip Beckett, Director



By: ______________________
Hans W. Drews, Vice president and chief credit officer

EXHIBIT B

See Attached Patriot Federal Bank Charter

Charter No. 7716
OTS no. 17992

Office of Thrift Supervision
Federal Stock Association Charter
For
Patriot Federal Bank

Section 1. Corporate title. The full corporate title of the savings bank is Patriot Federal Bank.

Section 2. Office. The home office shall be located in Canajoharie, New York.

Section 3. Duration. The duration of the savings bank is perpetual.

Section 4. Purpose and Powers. The purpose of the savings bank is to pursue any or all of the lawful objectives of a Federal savings bank chartered under section 5 of the Home Owners' Loan Act and to exercise all of the express, implied and incidental powers conferred thereby and by all acts amendatory thereof and supplemental thereto, subject to the Constitution and laws of the United States as they are now in effect, or as they may hereafter be amended, and subject to all lawful and applicable rules, regulations, and orders of the Office of Thrift Supervision ("Office").

Section 5. Capital Stock. The total number of shares of all classes of the capital stock that the savings bank has the authority to issue is 2,000,000, all of which shall be common stock of par value of $1.00 per share. The shares may be issued from time to time as authorized by the board of directors without the approval of its shareholders, except as otherwise provided in this Section 5 or to the extent that such approval is required by governing law, rule or regulation. The consideration for the issuance of the shares shall be paid in full before their issuance and shall not be less than the par value. Neither promissory notes nor future services shall constitute payment or part payment for the issuance of shares of the savings bank. The consideration for the shares shall be cash, tangible or intangible property (to the extent direct investment in such property would be permitted to the savings bank), labor, or services actually performed for the savings bank, or any combination of the foregoing. In the absence of actual fraud in the transaction, the value of such property, labor, or services, as determined by the board of directors of the savings bank, shall be conclusive. Upon payment of such consideration, such shares shall be deemed to be fully paid and nonassessable. In this case of a stock dividend, that part of the retained earnings of the savings bank that is transferred to common stock or paid in capital accounts upon the issuance of shares as a stock dividend shall be deemed to be the consideration for their issuance.

Except for shares in the initial organization of the savings bank or in connection with the conversion of the savings bank from the mutual to stock form of capitalization, no shares of capital stock (including shares issuable upon conversion, exchange, or exercise of other securities) shall be issued, directly or indirectly, to officers, directors, or controlling persons of the savings bank other than as part of a general public offering or as qualifying shares to a director, unless the issuance or the plan under which they would be issued has been approved by majority of the total votes eligible to be cast at a legal meeting.

The holders of the common stock shall exclusively possess all voting power. Each holder of shares of common stock shall be entitled to one vote for each share held by such holder. There shall be no cumulative voting in the election of directors. Subject to any provision for a liquidation account, in the event of any liquidation, dissolution, or winding up of the savings bank, the holders of the common stock shall be entitled, after payment or provision for payment of all debts and liabilities of the savings bank, to receive the remaining assets of the savings bank available for distribution, in cash or in kind. Each share of common stock shall have the same relative rights as and be identical in all respects with all the other shares of common stock.

Section 6. Preemptive rights. Holders of the capital stock of the savings bank shall not be entitled to preemptive rights with respect to any shares of the savings bank which may be issued.

Section 7. Directors. The savings bank shall be under the direction of a board of directors. The authorized number of directors, as stated in the savings bank's bylaws, shall not be fewer than five nor more than fifteen except when a greater or lesser number is approved by the Director of the Office, or his or her delegate.

Section 8. Amendment of charter. Except as provided in Section 5, no amendment, addition, alteration, change or repeal of this charter shall be made, unless such is proposed by the board of directors of the savings bank, approved by the shareholders by a majority of the votes eligible to be cast at a legal meeting, unless a higher vote is otherwise required, and approved or preapproved by the Office.



Attest: ______________________
Secretary



By: ______________________
Gordon E. Coleman
President and Chief Executive Officer



Attest: ______________________
Secretary of the Office of Thrift Supervision



By: ______________________
Director of the Office of Thrift Supervision

Effective Date: December 2, 2005

EXHIBIT C

See Attached Patriot Federal Bank ByLaws

Patriot Federal Bank
Amended and Restated
Bylaws

These amended and Restated Bylaws of Patriot Federal Bank are dated effective October 2, 2012 and, as set forth below, hereby amend and restate all previous versions of the Bylaws.

Home Office

The home office of the savings bank shall be at 211 Erie Boulevard, Canajoharie in the County of Montgomery in the State of New York.

Shareholders

Place of Meetings. All annual and special meetings of shareholders shall be held at the home office of the savings bank or at such other convenient place as the board of directors may determine.

Annual Meeting. A meeting of shareholders of the savings bank for the election of directors and for the transaction of any other business of the savings bank shall be held annually within 150 days after the end of the savings bank's fiscal year on the 1st Tuesday of May of each calendar year if not a legal holiday, and if a legal holiday, then on the next day following which is not a legal holiday, at 10:00 a.m., or at such other date and time within such 150 day period as the board of directors may determine.

Special Meetings. Special meetings of the shareholders for purpose or purposes, unless otherwise prescribed by the regulations of the Office of Thrift Supervision (the "Office"), may be called at any time by the chairman of the board, the president, or a majority of the board of directors, and shall be called by the chairman of the board, the president, or the secretary upon the written request of the holders of not less than one tenth of all of the outstanding capital stock of the savings bank entitled to vote at the meeting. Such written request shall state the purpose or purposes of the meeting and shall be delivered to the home office of the savings bank addressed to the chairman of the board, the president, or the secretary.

Conduct of Meetings. Annual and special meetings shall be conducted in accordance with the most current edition of Robert's Rule of Order unless otherwise prescribed by regulations of the Office or these bylaws or the board of directors adopts another written procedure for the conduct of, meetings. The board of directors shall designate, when present, either the chairman of the board or president to preside at such meetings.

Notice of Meetings. Written notice stating the place, day, and hour of the meeting and the purpose(s) for which the meeting is called shall be delivered not fewer than 20 nor more than 50 days before the date of the meeting, either personally or by mail, by or at the direction of the chairman of the board, the president, or the secretary, or the directors calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the mail, addressed to the shareholder at the address as it appears on the stock transfer books or records of the savings bank as of the record date prescribed in section 6 of this article II with postage prepaid. When any shareholders' meeting, either annual or special, is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. It shall not be necessary to give any notice of the time and place of any meeting adjourned for less than 30 days or of the business to be transacted at the meeting, other than an announcement at the meeting at which such adjournment is taken.

Fixing of Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors shall fix in advance a date as the record date for any such determination of shareholders. Such date in any case shall be not more than 60 days and, in case of a meeting of shareholders, not fewer than 10 days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment.

Voting Lists. At least 20 days before each meeting of the shareholders, the officer or agent having charge of the stock transfer books for shares of the savings bank shall make a complete list of the shareholders of record entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address and the number of shares held by each. This list of shareholders shall be kept on file at the home office of the savings bank and shall be subject to inspection by any shareholder of record or the shareholder's agent at any time during usual business hours for a period of 20 days prior to such meeting. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to inspection by any shareholder of record or any shareholder's agent during the entire time of the meeting. The original stock transfer book shall constitute prima facie evidence of the shareholders entitled to examine such list or transfer books or to vote at any meeting of shareholders. In lieu of making the shareholder list available for inspection by shareholders as provided in the preceding paragraph, the board of directors may elect to follow the procedures prescribed in § 552.6(d) of the Office's regulations as now or hereafter in effect.

Quorum. A majority of the outstanding shares of the savings bank entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to constitute less than a quorum. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater number of shareholders voting together or voting by classes is required by law or the charter. Directors. however, are elected by a plurality of the votes cast at an election of directors.

Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his or her duly authorized attorney in fact. Proxies may be given telephonically or electronically as long as the holder uses a procedure for verifying the identity of the shareholder. Proxies solicited on behalf of the management shall be voted as directed by the shareholder or, in the absence of such direction, as determined by a majority of the board of directors. No proxy shall be valid more than eleven months from the date of its execution except for a proxy coupled with an interest.

Voting of Shares in the Name of Two or More Persons. When ownership stands in the name of two or more persons, in the absence of written directions to the savings bank to the contrary, at any meeting of the shareholders of the savings bank any one or more of such shareholders may cast, in person or by proxy, all votes to which such ownership is entitled. In the event an attempt is made to cast conflicting votes, in person or by proxy, by the several persons in whose names shares of stock stand, the vote or votes to which those persons are entitled shall be cast as directed by a majority of those holding such and present in person or by proxy at such meeting, but no votes shall be cast for such stock if a majority cannot agree.

Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by any officer, agent, or proxy as the bylaws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine. Shares held by an administrator, executor, guardian, or conservator may be voted by him or her, either in person or by proxy, without a transfer of such shares into his or her name. Shares standing in the name of a trustee may be voted by him or her, either in person or by proxy, but no trustee shall be entitled to vote shares held by him or her without a transfer of such shares into his or her name. Shares held in trust in an IRA or Keogh Account, however, may by voted by the savings bank if no other instructions are received. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer into his or her name if authority to do so is contained in an appropriate order of the court or other public authority by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Neither treasury shares of its own stock held by the savings bank nor shares held by another corporation, if a majority of the shares entitled to vote for the election of directors of such other corporation are held by the savings bank, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time for purposes of any meeting.

Inspectors of Election. In advance of any meeting of shareholders, the board of directors may appoint any person other than nominees for office as inspectors of election to act at such meeting or any adjournment. The number of inspectors shall be either one or three. Any such appointment shall not be altered at the meeting. If inspectors of election are not so appointed, the chairman of the board or the president may, or on the request of not fewer than 10 percent of the votes represented at the meeting shall, make such appointment at the meeting. If appointed at the meeting, the majority of the votes present shall determine whether one or three inspectors are to be appointed. In case any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may be filled by appointment by the board of directors in advance of the meeting or at the meeting by the chairman of the board or the president.

Unless otherwise prescribed by regulations of the Office, the duties of such inspectors shall include: determining the number of shares and the voting power of each share, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity and effect of proxies; receiving votes, ballots, or consents; hearing and determining all challenges and questions in any way arising in connection with the rights to vote; counting and tabulating all votes or consents; determining the result; and such acts as may be proper to conduct the election or vote with fairness to all shareholders.

Nominating Committee. The board of directors shall act as a nominating committee for selecting the management nominees for election as directors. Except in the case of a nominee substituted as a result of the death or other incapacity of a management nominee, the nominating committee shall deliver written nominations to the secretary at least 20 days prior to the date of the annual meeting. Upon delivery, such nominations shall be posted in a conspicuous place in each office of the savings bank. No nominations for directors except those made by the nominating committee shall be voted upon at the annual meeting unless other nominations by shareholders are made in writing and delivered to the secretary of the savings bank at least five days prior to the date of the annual meeting. Upon delivery, such nominations shall be posted in a conspicuous place in each office of the savings bank. Ballots bearing the names of all persons nominated by the nominating committee and by shareholders shall be provided for use at the annual meeting. However, if the nominating committee shall fail or refuse to act at least 20 days prior to the annual meeting, nominations for directors may be made at the annual meeting by any shareholder entitled to vote and shall be voted upon.

New Business. Any new business to be taken up at the annual meeting shall be stated in writing and filed with the secretary of the savings bank at least five days before the date of the annual meeting, and all business so stated, proposed, and filed shall be considered at the annual meeting; but no other proposal shall be acted upon at the annual meeting. Any shareholder may make any other proposal at the annual meeting and the same may be discussed and considered, but unless stated in writing and filed with the secretary at least five days before the meeting, such proposal shall be laid over for action at an adjourned, special, or annual meeting of the shareholders taking place 30 days or more thereafter. This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors, and committees; but in connection with such reports, no new business shall be acted upon at such annual meeting unless stated and filed as herein provided.

Informal Action by Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of shareholders, may be taken without a meeting if consent in writing, setting forth the action so taken, shall be given by all of the shareholders entitled to vote with respect to the subject matter.

Board of Directors

General Powers. The business and affairs of the savings bank shall be under the direction of its board of directors. The board of directors shall annually elect a chairman of the board and a president from among its members and shall designate, when present, either the chairman of the board or the president to preside at its meetings.

Number and Term. The board of directors shall consist of ten (10) members, and shall be divided into three classes as nearly equal in number as possible. The members of each class shall be elected for a term of three years and until their successors are elected and qualified. One class shall be elected by ballot annually.

Regular Meetings. A regular meeting of the board of directors shall be held without other notice than this bylaw following the annual meeting of shareholders. The board of directors may provide, by resolution, the time and place, for the holding of additional regular meetings without other notice than such resolution. Directors may participate in a meeting by means of a conference telephone or similar communications device through which all persons participating can hear each other at the same time. Participation by such means shall constitute presence in person for all purposes.

Qualification. Each director shall at all times be the beneficial owner of not less than 100 shares of capital stock of the savings bank unless the savings bank is a wholly owned subsidiary of a holding company.

Special Meetings. Special meetings of the board of directors may be called by or at the request of the chairman of the board, the president, or one third of the directors. The persons authorized to call special meetings of the board of directors may fix any place, within the savings bank's normal lending territory, as the place for holding any special meeting of the board of directors called by such persons.

Members of the board of directors may participate in special meetings by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other. Such participation shall constitute presence in person for all purposes.

Notice. Written notice of any special meeting shall be given to each director at least 24 hours prior thereto when delivered personally or by telegram or at least five days prior thereto when delivered by mail at the address at which the director is most likely to be reached. Such notice shall be deemed to be delivered when deposited in the mail so addressed, with postage prepaid if mailed, when delivered to the telegraph company if sent by telegram, or when the savings bank receives notice of delivery if electronically transmitted. Any director may waive notice of any meeting by a writing filed with the secretary. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the board of directors need be specified in the notice of waiver of notice of such meeting.

Quorum. A majority of the number of directors fixed by section 2 of this article III shall constitute a quorum for the transaction of business at any meeting of the board of directors; but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time. Notice of any adjourned meeting shall be given in the same manner as prescribed by section 6 of this article III.

Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors, unless a greater number is prescribed by regulation of the Office or by these bylaws.

Action Without a Meeting. Any action required or permitted to be taken by the board of directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors.

Resignation. Any director may resign at any time by sending a written notice of such resignation to the home office of the savings bank addressed to the chairman of the board or the president. Unless otherwise specified, such resignation shall take effect upon receipt by the chairman of the board or the president. More than three consecutive absences from regular meetings of the board of directors, unless excused by resolution of the board of directors, shall automatically constitute a resignation, effective when such resignation is accepted by the board of directors.

Vacancies. Any vacancy occurring on the board of directors maybe filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the board of directors. A director elected to fill a vacancy shall be elected to serve only until the next election of directors by the shareholders. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the board of directors for a term of office continuing only until the next election of directors by the shareholders.

Compensation. Directors, as such, may receive a stated salary for their services. By resolution of the board of directors, a reasonable fixed sum, and reasonable expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the board of directors. Members of either standing or special committees may be allowed such compensation for attendance at committee meetings as the board of directors may determine.

Presumption of Assent. A director of the savings bank who is present at a meeting of the board of directors at which action on any savings bank matter is taken shall be presumed to have assented to the action taken unless his or her dissent or abstention shall be entered in the minutes of the meeting or unless he or she shall file a written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the savings bank within five days after the date a copy of the minutes of the meeting is received. Such right to dissent shall not apply to a director who voted in favor of such action.

Removal of Directors. At a meeting of shareholders called expressly for that purpose, any director may be removed only for cause by a vote of the holders of a majority of the shares then entitled to vote at an election of directors. Whenever the holders of the shares of any class are entitled to elect one or more directors by the provisions of the charter or supplemental sections thereto, the provisions of this section shall apply, in respect to the removal of a director or directors so elected: to the vote of the holders of the outstanding shares of that class and not to the vote of the outstanding shares as a whole.

Executive and Other Committees

Appointment. The board of directors, by resolution adopted by a majority of the full, board, may designate the chief executive officer and two or more of the other directors to constitute an executive committee. The designation of any committee pursuant to this Article IV and the delegation of authority shall not operate to relieve the board of directors, or any director, of any responsibility imposed by law or regulation.

Authority. The executive committee, when the board of directors is not in session, shall have and may exercise all of the authority of the board of directors except to the extent, if any, that such authority shall be limited by the resolution appointing the executive committee; and except also that the executive committee shall not have the authority of the board of directors with reference to: the declaration of dividends; the amendment of the charter or bylaws of the savings bank, or recommending to the shareholders a plan of merger, consolidation, or conversion; the sale, lease, or other disposition of all or substantially all of the property and assets of the savings bank otherwise than in the usual and regular course of its business; a voluntary dissolution of the savings bank; a revocation of any of the foregoing; or the approval of a transaction in which any member of the executive committee, directly or indirectly, has any material beneficial interest.

Tenure. Subject to the provisions of section 8 of this article IV, each member of the executive committee shall hold office until the next regular annual meeting of the board of directors following his or her designation and until a successor is designated as a member of the executive committee.

Meetings. Regular meetings of the executive committee may be held without notice at such times and places as the executive committee may fix from time to time by resolution. Special meetings of the executive committee may be called by any member thereof upon not less than one day's notice stating the place, date, and hour of the meeting, which notice may be written or oral. Any member of the executive committee may waive notice of any meeting and no notice of any meeting need be given to any member thereof who attends in person. The notice of a meeting of the executive committee need not state the business proposed to be transacted at the meeting.

Quorum. A majority of the members of the executive committee shall constitute a quorum for the transaction of business at any meeting thereof, and action of the executive committee must be authorized by the affirmative vote of a majority of the members present at a meeting at which a quorum is present.

Action Without a Meeting. Any action required or permitted to be taken by the executive committee at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the members of the executive committee.

Vacancies. Any vacancy in the executive committee may be filled by a resolution adopted by a majority of the full board of directors.

Resignations and Removal. Any member of the executive committee may be removed at any time with or without cause by resolution adopted by a majority of the full board of directors. Any member of the executive committee may resign from the executive committee at any time by giving written notice to the president or secretary of the savings bank. Unless otherwise specified, such resignation shall take effect upon its receipt; the acceptance of such resignation shall not be necessary to make it effective.

Procedure. The executive committee shall elect a presiding officer from its members and may fix its own rules of procedure which shall not be inconsistent with these bylaws. It shall keep regular minutes of its proceedings and report the same to the board of directors for its information at the meeting held next after the proceedings shall have occurred.

Other Committees. The board of directors may by resolution establish an audit, loan, or other committee composed of directors as they may determine to be necessary or appropriate for the conduct of the business of the savings bank and may prescribe the duties, constitution, and procedures thereof.

Officers

Positions. The officers of the savings bank shall be a president, one or more vice presidents, a secretary, and a treasurer or comptroller, each of whom shall be elected by the board of directors. The board of directors may also designate the chairman of the board as an officer. The offices of the secretary and treasurer or comptroller may be held by the same person and a vice president may also be either the secretary or the treasurer or comptroller. The board of directors may designate one or more vice presidents as executive vice president or senior vice president. The board of directors may also elect or authorize the appointment of such other officers as the business of the savings bank may require. The officers shall have such authority and perform such duties as the board of directors may from time to time authorize or determine. In the absence of action by the board of directors, the officers shall have such powers and duties as generally pertain to their respective offices.

Election and Term of Office. The officers of the savings bank shall be elected annually at the first meeting of the board of directors held after each annual meeting of the shareholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as possible. Each officer shall hold office until a successor has been duly elected and qualified or until the officer's death, resignation, or removal in the manner hereinafter provided. Election or appointment of an officer, employee, or agent shall not of itself create contractual rights. The board of directors may authorize the savings bank to enter into an employment contract with any officer in accordance with regulations of the Office; but no such contract shall impair the right of the board of directors to remove any officer at any time in accordance with section 3 of this article V.

Removal. Any officer may be removed by the board of directors whenever in its judgment the best interests of the savings bank will be served thereby, but such removal, other than for cause, shall be without prejudice to the contractual rights, if any, of the person so removed.

Vacancies. A vacancy in any office because of death, resignation, removal, disqualification, or otherwise may be filled by the board of directors for the unexpired portion of the term.

Remuneration. The remuneration of the officers shall be fixed from time to time by the board of directors.

Contracts, Loans, Checks, and Deposits

Contracts. To the extent permitted by regulations of the Office, and except as otherwise prescribed by these bylaws with respect to certificates for shares, the board of directors may authorize any officer, employee, or agent of the savings bank to enter into any contract or execute and deliver any instrument in the name of and on behalf of the savings bank. Such authority may be general or confined to specific instances.

Loans. No loans shall be contracted on behalf of the savings bank and no evidence of indebtedness shall be issued in its name unless authorized by the board of directors. Such authority may be general or confined to specific instances.

Checks: Drafts. etc. All checks, drafts, or other orders for the payment of money, notes, or other evidences of indebtedness issued in the name of the savings bank shall be signed by one or more officers, employees or agents of the savings bank in such manner as shall from time to time be determined by the board of directors.

Deposits. All funds of the savings bank not otherwise employed shall be deposited from time to time to the credit of the savings bank in any duly authorized depositories as the board of directors may select.

Certificates for Shares and Their Transfer

Certificates for Shares. Certificates representing shares of capital stock of the savings bank shall be in such form as shall be determined by the board of directors and approved by the Office. Such certificates shall be signed by the chief executive officer or by any other officer of the savings bank authorized by the board of directors, attested by the secretary or an assistant secretary, and sealed with the corporate seal or a facsimile thereof. The signatures of such officers upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar other than the savings bank itself or one of its employees. Each certificate for shares of capital stock shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the savings bank. All certificates surrendered to the savings bank for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares has been surrendered and canceled, except that in the case of a lost or destroyed certificate, a new certificate may be issued upon such terms and indemnity to the savings bank as the board of directors may prescribe.

Transfer of Shares. Transfer of shares of capital stock of the savings bank shall be made only on its stock transfer books. Authority for such transfer shall be given only by the holder of record or by his or her legal representative, who shall furnish proper evidence of such authority, or by his or her attorney authorized by a duly executed power of attorney and filed' with the savings bank. Such transfer shall be made only on surrender for cancellation of the certificate for such shares. The person in whose name shares of capital stock stand on the books of the savings bank shall be deemed by the savings bank to be the owner for all purposes.

Fiscal Year

The fiscal year of the savings bank shall end on the 31st day of December of each year. The appointment of accountants shall be subject to annual ratification by the shareholders.

Dividends

Subject to the terms of the savings bank's charter and the regulations and orders of the Office. The board of directors may, from time to time, declare, and the savings bank may pay, dividends on its outstanding shares of capital stock.

Corporate Seal

The board of directors shall provide an savings bank seal which shall be two concentric circles between which shall be the name of the savings bank. The year of incorporation or an emblem may appear in the center.

Amendments

These bylaws may be amended in a manner consistent with regulations of the Office and shall be effective after: (i) approval of the amendment by a majority vote of the authorized board of directors, or by a majority vote of the votes cast by the shareholders of the savings bank at any legal meeting, and (ii) receipt of any applicable regulatory approval. When a savings bank fails to meet its quorum requirements, solely due to vacancies on the board, then the affirmative vote of a majority of the sitting board will be required to amend the bylaws.

EXHIBIT D

See attached Legal Opinion

Plain talk. Exceptional expertise.

MACKENZIE HUGHES LLP

MACKENZIE HUGHES LLP
MAILING ADDRESS:
PO BOX 4967, SYRACUSE, NY 13221-4967
STREET ADDRESS:
101 S. SALINA ST., SYRACUSE, NY 13202
PHONE: (315) 474-7571
MAIN FAX: (315) 474-6409



March 26, 2013

Patriot Federal Bank
211 Erie Blvd.
Canajoharie, New York 13317
Attention: Board of Directors

Re: Patriot Federal Bank - Offering of Common Stock

Dear Sirs/Madams:

We have acted as counsel Patriot Federal Bank, a federally charted savings bank (the "Company"), with respect to certain legal matters in connection with the Company's Offering Statement on Form I-A (the "Offering Statement") as amended, relating to the qualification by the Company under the Securities Act of 1933, as amended (the "Securities Act") and Regulation A of the Securities and Exchange Commission (the "SEC"), of the offer to sell up to [769,230 (subject to change)] shares of the Company's common stock, $[6.50 (subject to change)] par value per share ("Stock"), to certain record holders of its Stock, following the date on which the Offering Statement is qualified by the SEC ("Offering").

In our capacity as such counsel, we are familiar with the proceedings to date with respect to the Regulation A Offering and the Offering Statement, and have examined such records, documents and questions of law and satisfied ourselves as to such matters of fact, as we have considered relevant and necessary as a basis for such opinion.

Based on the foregoing, we are of the opinion that the Stock has been duly authorized, and when sold under the terms of the Offering will be validly issued, fully paid and nonassessable. This opinion is limited in all respects to the laws of the State of New York. We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the reference to our firm under the caption "Legal Opinion" in the Offering Circular forming a part of the Offering Statement.

Very truly yours,
MACKENZIE HUGHES LLP

{M0348715.1}

EXHIBIT E

See attached West & Co., LLC Consent


WEST & COMPANY
CPAs PC
W

We consent to the incorporation in the Offering Circular of Patriot Federal Bank of our report dated January 31, 2013, relating to the consolidated financial statements of Patiot Federal Bank, and to the reference to us under the heading "Experts" in the Offering Circular, which is part of Form 1-A.

Very truly yours,

West & Company CPAs PC

WEST & COMPANY CPAs PC

Gloversville, New York
January 31, 2013

97 North Main St., PO Box 1219, Gloversville, NY 12078-0354 ■ 511 Broadway, Saratoga Springs, NY 12866
www.westcpapc.com

EXHIBIT F

See attached Gordon Coleman Consulting Agreement

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT ("Agreement") is made effective December 31, 2012, by and between **PATRIOT FEDERAL BANK**, a federally-chartered savings bank with its principal offices at 211 Erie Boulevard, Canajoharie, New York 13317 ("Patriot"), and **GORDON COLEMAN**, a resident of the State of New York ("Mr. Coleman").

WHEREAS, Mr. Coleman, who since December, 2005 has been President and Chief Executive Officer of Patriot, resigned as an officer and employee effective December 31, 2012 but will continue to perform certain consulting services for Patriot as an independent contractor; and

WHEREAS, Patriot desires to engage Mr. Coleman beginning December 31, 2012, in accordance with the following terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promise herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending legally to be bound, hereby agree as follows:

1. **Independent Contractor**. Mr. Coleman will act as an independent contractor of Patriot in the performance of his services under this Agreement. Mr. Coleman will, therefore, be responsible for the payment of all federal, state, and local taxes arising out of or related to Mr. Coleman's work for Patriot, including but limited to income taxes and payroll taxes.

2. **Scope of Services**. During the term of this Agreement, Mr. Coleman agrees to make himself available to work on behalf of Patriot on an as needed basis as mutually agreed upon by the parties hereto.

3. **Term**. The term of the Agreement (the "Term") shall commence on December 31, 2012 and terminate December 31, 2023. If Mr. Coleman dies before the end of the Term, Patriot will have no further obligation to Mr. Coleman other than for the unpaid prorated amounts owed under this Agreement through the date of death.

4. **Compensation**. Patriot will compensate Mr. Coleman Eight Thousand Thirty-Three Dollars and thirty-three cents ($8,333.33) per month for ten (10) years beginning January, 2014 and ending December, 2023 the Term hereof, payable either monthly or bi-weekly as mutually agreed upon by the parties. From the date hereof and through the year 2017, Patriot shall also provide Mr. Coleman with health insurance that is of a quality and standard reasonably similar to the health insurance that he receives from Patriot upon the execution of this Agreement. As a condition to Buyer paying the health insurance premiums, if not previously done, Mr. Coleman shall apply for Medicare benefits in the maximum amounts to which he may be entitled, as soon as reasonably possible following his eligibility for same under the law, at which point, Patriot shall provide Mr. Coleman with health insurance that is comprised of that combination of Medicare and Medicare Supplemental Insurance that will provide him with the same standard and quality of insurance he presently receives from Patriot.

{M0238011.1 }

5. **Confidential Information**. For purposes of this Agreement "Confidential Information" shall include, but shall not be limited to: (i) the identities of Patriot's existing and prospective customers or clients, including names, addresses, credit status, and pricing levels; (ii) the buying and selling habits and customs of Patriot's existing and prospective customers or clients; (iii) financial information about Patriot; (iv) product and systems specifications, concepts for new or improved products and other product or systems data; (v) the identities of, and special skills possessed by, Patriot's employees; (vi) the identities of and pricing information about Patriot's suppliers and vendors; (vii) training programs developed by Patriot; (viii) pricing studies, information and analyses; (ix) current and prospective products and inventories; (x) financial models, business projections and market studies; (xi) Patriot's financial results and business conditions; (xii) business plans and strategies; (xiii) special processes, procedures, and services of Patriot and its suppliers and vendors; and (xiv) computer programs and software developed by Patriot or its consultants. Confidential Information shall not include information which is now or hereafter comes into the public domain through no action of Mr. Coleman, nor shall it include information acquired in a manner that does not violate, or originate from a source that has not violated any secrecy or confidential nondisclosure agreement with Patriot.

6. **Confidentiality and Non-Compete Covenant**. Mr. Coleman covenants and agrees that he shall, during and after the Term of this Agreement, keep secret the Confidential Information divulged, disclosed or in any way communicated to Mr. Coleman, his employees, agents, independent contractors, or other individuals acting on Mr. Coleman's behalf, or otherwise learned by Mr. Coleman, and shall not disclose any of the same without the prior written consent of Patriot. Mr. Coleman shall not copy or reproduce any Confidential Information without the prior written consent of Patriot. Mr. Coleman further covenants that during the Term of this Agreement, and for a period of two (2) years thereafter, Mr. Coleman will not be or become engaged in any way, directly or indirectly, as an individual proprietor, beneficiary, trustee, owner, partner, stockholder, officer, director, Executive, investor, lender, sales representative, or in any other capacity, whatsoever, in any activity or endeavor which competes or conflicts with Patriot's business or the business of Patriot or the business of any of their respective affiliates (if any), as such business has been conducted during the years of the Mr. Coleman's employment with Patriot. It is the parties' desire that these restrictions be enforced to the fullest extent allowed by law

7. **Miscellaneous**. This Agreement shall be binding upon, and shall inure to the benefit of, Patriot and Mr. Coleman, and their respective heirs, personal and legal representatives, successors and permitted assigns. This Agreement may not be assigned by either party without the prior written consent of the other. This Agreement shall at all times and in all respects by the laws of the State of New York. The provisions of this Agreement shall be deemed severable, and the invalidity and unenforceability of any one or more of the provisions hereof shall not affect the validity and enforceability of the other provisions. This Agreement contains the entire agreement and understanding by and between Patriot and Mr. Coleman with respect to the terms hereof, and no representations, promises, agreements or understandings, written or oral, not herein contained shall be of any force or effect. No change or modification hereof shall be valid or binding unless the same is in writing and signed by the party intended to be bound.

[Signature Page Follows]

IN WITNESS WHEREOF, Patriot and Mr. Coleman have duly executed this Agreement effective as of the day and year first above written.

CONSULTANT



GORDON COLEMAN

PATRIOT FEDERAL BANK

By: Kathleen J. Wolfe

Name: Kathleen J Wolfe

Title: CEO + President

EXHIBIT G

See attached Subscription Agreement and Subscription Election Form

SUPPLEMENTAL OFFERING SUBSCRIPTION AGREEMENT

PATRIOT FEDERAL BANK

COMPLETED SUBSCRIPTIONS SHOULD BE RETURNED TO:

Atlantic Central Bankers Bank
PO Box 1109
Camp Hill, PA 17001-1109
Attn: Patriot Federal Bank
Rights Offering Subscription

ALL CHECKS AND MONEY ORDERS SHOULD BE MADE PAYABLE TO OUR ESCROW AGENT AS "ATLANTIC CENTRAL BANKERS BANK, AS ESCROW AGENT FOR PATRIOT FEDERAL BANK."

IMPORTANT INFORMATION

The terms of this offering are described in the Offering Circular dated April [___], 2013 (the "Offering Circular"), which you have received together with this Subscription Agreement. You should read the Offering Circular carefully in its entirety before completing and returning this Subscription Agreement. If you elect to subscribe for shares of our common stock in accordance with the terms contained in the Offering Circular and as described further below, you must complete and sign this Subscription Agreement and the accompanying IRS Form W-9 in their entirety. If you fail to provide all of the required information and/or properly sign this Subscription Agreement or the required Form W-9, your subscription may be returned to you.

Once you have submitted your subscription, it becomes irrevocable, meaning that you do not have the right to cancel or withdraw your subscription.

1. By completing and signing this Subscription Agreement, you hereby subscribe at a price of $6.50 per share for the number of shares of common stock set forth above the caption "Number of Shares Subscribed For" on the signature page hereto (the "Shares") of Patriot Federal Bank (referred to in this Subscription Agreement as the "Bank" or, as the context requires, as "us", "we" and "our").

2. We are offering shares of our common stock in a supplemental offering (the "Supplemental Offering"), which we are undertaking concurrently with, and subject to, our distribution to our existing stockholders of subscription rights to purchase shares of our common stock (the "Rights Offering").

3. In payment for the Shares, you have enclosed with this Subscription Agreement a certified or cashier's check, or a bank draft drawn on a U.S. bank, or a U.S. postal money order, or a personal check in the amount set forth above the caption "Subscription Price" on the signature page hereto (the "Subscription Price") made payable to "Atlantic Central Bankers Bank, as Escrow Agent for Patriot Federal Bank". You understand that the minimum number of shares of our common stock that you may subscribe for in the Supplemental Offering is 4000 shares, provided that employees of the Bank may subscribe for a minimum of 100 shares, and provided further that that we may, in our sole discretion, elect to waive these minimum purchase requirements.

4. You acknowledge and agree that the number of shares of our common stock that may be made available under the Supplemental Offering will depend upon the number of shares that are sold to existing stockholders in the Rights Offering, including pursuant to both the basic subscription rights of our stockholders under the Rights Offering and the over-subscription opportunity that may be provided to our stockholders under the Rights Offering, and that there is no guarantee that any shares of our common stock will be made available for purchase by you or any other person in the Supplemental Offering. You further acknowledge and agree that, if there is an over-subscription for the shares that are made available for purchase in the Supplemental Offering, then we will determine in our sole discretion what procedures we will follow to allocate these shares among the subscribers in the Supplemental Offering.

5. You acknowledge and agree that we reserve the right, in our sole discretion, to accept or reject your subscription, in completely or in part, for any reason or for no reason at all.

6. You acknowledge that all subscriptions must be returned to our Subscription Agent, Atlantic Central Bankers Bank, Attn: Patriot Bank Rights Offering Subscription, PO Box 1109, Camp Hill, PA 17001-1109. You acknowledge and agree that the Subscription Price that you have paid will be deposited into a segregated non-interest bearing deposit account maintained by Atlantic Central Bankers Bank, whom we have retained to serve as our Escrow Agent in connection with both the Rights Offering and the Supplemental Offering. We will review all of the subscriptions that are delivered to the Subscription Agent in the Supplemental Offering and we will make a decision as to each subscription whether to accept or reject the subscription in whole or in part. If we reject your subscription in full, then the Subscription Agent will return this Subscription Agreement by first class mail or overnight delivery to you and the Escrow Agent will deliver to you, by first class mail or overnight delivery, a check, bank draft or money order in the amount of the Subscription Price that you have delivered to the Subscription Agent with this Subscription Agreement, and neither you nor the Bank will have any further obligation under this Subscription Agreement. If we accept only a part of your subscription, then the Escrow Agent to return to you, by first class mail or overnight delivery, a check, bank draft or money order payable to you in an amount equal to the per share purchase price in the Supplemental Offering multiplied by the number of shares of our common stock for which your subscription was not accepted. Our use of the funds that we receive in the Supplemental Offering will only occur following the closing of the Supplemental Offering.

7. To induce us to accept your subscription:

    a. You hereby represent and warrant to us that you have received and reviewed carefully the Offering Circular dated April [__], 2013;

    b. You hereby acknowledge and agree that, except as set forth in the Offering Circular, no representations or warranties have been made to you by the Bank, its officers or directors, or any agent, employee or affiliate of any of them, and in entering into this transaction you are not relying upon any information, other than the information contained in the Offering Circular;

    c. You represent and warrant to us that you understand that our sale of the Shares to you has not been approved or disapproved by any of the United States Securities and Exchange Commission, the Federal Deposit Insurance Bank (the "FDIC"), the New York Commissioner of Banks, or by any other federal or state agency, and that no such agency has passed on the accuracy or adequacy of the Offering Circular;

    d. You represent and warrant to us that you understand that the Shares that you have subscribed for are not deposits, and that the Shares are not insured by the FDIC or any other government agency, and that the Shares are subject to investment risk, including the possible loss of the entire amount that you have invested in the Shares

e. You represent and warrant to us that the information you have included in the accompanying IRS Form W-9 (Request For Taxpayer Identification Number and Certification) is true and correct in all respects.

8. You further represents and warrants to us as follows:

a. YOU ARE AWARE THAT THE COMMON STOCK IS A SPECULATIVE INVESTMENT INVOLVING A HIGH DEGREE OF RISK.

b. You can bear the economic risk of this investment and can afford a complete loss of this investment; and you (A) have sufficient liquid assets to pay the full purchase price for the Shares of Common Stock; (B) have adequate means of providing for your current needs and possible personal contingencies, and have no present need for liquidity of your investment in the Shares of Common Stock; (C) do not have a commitment to investments which are not readily marketable or transferable which is disproportionate to your net worth; and (D) your investment in the Shares of Common Stock will not cause such commitment to become excessive.

c. You have been represented by such legal and tax counsel and others, each of whom has been selected by you, as you have found necessary to consult concerning your proposed purchase of the Shares of Common Stock, and any such representation has included an examination of applicable documents, and an analysis of all tax, financial, and securities law aspects related to your proposed purchase of Shares of Common Stock. You are relying solely on your legal counsel and advisors and not on any statements or representations of the Company or any agents of the Company for legal or other advice with respect to this investment other than as provided in the Offering Circular.

d. You understand that the Shares of Common Stock have not been registered under the Securities Act or pursuant to the provisions of the securities or other laws of any applicable jurisdictions, in reliance upon certain exemptions contained in the Securities Act and Regulation A promulgated thereunder and in the laws of such jurisdictions. You know of no public solicitation or advertisement of any offer in connection with the proposed issuance and sale of the securities hereunder. You are fully aware that your purchase of the Shares of Common Stock is to be accepted by the Company in reliance upon such exemptions based upon Purchaser's representations, warranties and agreements contained herein. Purchaser is fully aware of the restrictions on sale, transferability, and assignment of the Company's securities for an indefinite period of time.

e. You are a resident of the State or other jurisdiction set forth on the signature page of this Subscription Agreement and you have reviewed any legend applicable to such state or jurisdiction provided in the Additional Subscriber Representations and Riders attached as an exhibit hereto.

9. You acknowledge that the Supplemental Offering will be closed at 5:00 p.m., Canajoharie, New York time, on July 25, 2013; provided, however, that we may, in our sole discretion, elect to extend the closing date of the Supplemental Offering.

10. If the Supplemental Offering is terminated, which we may choose to do at any time in our sole discretion, then the Subscription Price that you have paid will be returned to you, without any accrued

interest or deduction for expenses, by the Subscription Agent, and neither you nor the Bank will have any further obligation under this Subscription Agreement.

11. You understand that all of the shares of our common stock that you may purchase in the Supplemental Offering will be issued in book-entry, meaning uncertificated, form, unless you specifically request in writing that the shares be evidenced by certificates when issued. All of the shares of our common stock that you may purchase in the Supplemental Offering will be issued as soon as practicable after the closing of the Supplemental Offering and will be registered exactly in the name(s) you indicate below.

12. If you are a resident of the State of Texas or of the United Kingdom, you must also complete and deliver the Additional Subscriber Representations and Riders attached as an exhibit hereto as a condition to completion of your subscription.

13. You acknowledge and agree that you may not sell, transfer or assign this Subscription Agreement or your subscription to purchase the Shares contained herein to any other person.

IN WITNESS WHEREOF, you have executed this Subscription Agreement as a sealed instrument as of the date indicated on the signature page hereto, and you hereby certify that the information provided in this Subscription Agreement is true, correct and complete.

[SIGNATURE PAGE FOLLOWS]

[INVESTOR SIGNATURE PAGE TO PATRIOT FEDERAL BANK SUBSCRIPTION AGREEMENT]

____
Number of Shares Subscribed For

____
Subscription Price (at a price of $6.50 per share)

____
Name(s) in which stock certificates should be registered

____
Street Address

____
City/State/Zip Code

____
Telephone Number including Area Code

____
Signature

____
Second Person's Signature if issued in names of more than one person

Unless you otherwise request in writing, any shares to be issued in the names of two or more persons will be registered in the names of such persons as joint tenants with right of survivorship, and not as tenants in common.

If any shares are to be held in joint ownership, all joint owners must sign this Subscription Agreement.

If you have signed this Subscription Agreement in a capacity other than your individual capacity then you must identify below how the shares are to be held and registered (e.g. corporation, limited liability company, trust, individual, joint tenant with right of survivorship, tenants in common, New York Gifts to Minors Act, New York Transfer to Minors Act, etc.) and enclose appropriate evidence of your authority to sign and provide the following additional information:

Name: ____________________________
Capacity: ____________________________
Telephone Number: (______)____________________

[COMPANY SIGNATURE PAGE
TO PATRIOT FEDERAL BANK SUBSCRIPTION AGREEMENT]

This Subscription Agreement is hereby accepted on behalf of Patriot Federal Bank as of ________________, 2013, for _________ shares of the common stock of Patriot Federal Bank.

PATRIOT FEDERAL BANK

By: ________________________________

Name: ________________________________

Title: ________________________________

ADDITIONAL SUBSCRIBER REPRESENTATIONS AND RIDERS

To be completed only by residents of the State of Texas and the United Kingdom

The undersigned represents and warrants to Patriot Federal Bank as follows:

That the securities being purchased have not been registered in the State of Texas or the United Kingdom and re-sale of any securities purchased may be prohibited.

Print Name: ________________________________

Title: ________________________________
(if applicable)

Signature: ________________________________

Date: ________________________________

PATRIOT FEDERAL BANK
RIGHTS OFFERING

Your properly completed Subscription Election Form MUST be received by Atlantic Central Bankers Bank, as Escrow Agent for Patriot Federal Bank before 5:00 p.m., Canajoharie, New York time on May 15, 2013

[INSERT SHAREHOLDER NAME]
[INSERT SHAREHOLDER ADDRESS]
[INSERT SHAREHOLDER CITY, STATE, ZIP]

Dear Shareholder:

This letter is being distributed by Patriot Federal Bank ("us", "we", "our" or the "Bank") in connection with the offering (the "Rights Offering") by the Bank of shares of our common stock (the "Common Stock"), which will be issued upon the exercise of non-transferable subscription rights (the "Subscription Rights"), which are being distributed to all holders of record of the Common Stock (subject to Blue Sky limitations) as of March 11, 2013 (the "Record Date"). The Subscription Rights and the Rights Offering are described in the offering circular dated April [______], 2013, which is enclosed with this letter (the "Offering Circular").

In the Rights Offering, we are offering up to an aggregate of $4,999,995 of our Common Stock to be issued upon the exercise of the Subscription Rights. The Subscription Rights will expire, if not exercised earlier, at 5:00 p.m., Canajoharie, New York time, on May 15, 2013, unless we elect in our sole discretion to extend the period of the Rights Offering beyond this date (such date, as may be extended, the "Expiration Date"). As described in the Offering Circular, you will receive three Subscription Rights for each four whole share of Common Stock you owned on the Record Date. Each Subscription Right will allow you to subscribe to purchase three shares of Common Stock (the "Basic Subscription Right") at a subscription price of $6.50 per full share.

You owned [INSERT NUMBER OF SHARES] shares of our Common Stock on the Record Date. As such, your Basic Subscription Right entitles you to subscribe for up to [INSERT NUMBER OF SHARES] shares of our Common Stock (rounded down to the nearest whole number of shares, with the total subscription payment being adjusted accordingly, as explained in the Offering Circular) for $6.50 per full share.

In addition, if you exercise your Basic Subscription Right in full, you will be eligible to subscribe to purchase additional shares of Common Stock, subject to the conditions and limitations described further in the Offering Circular (the "Over-Subscription Opportunity"). We offer no assurances that any subscription requests that you may submit pursuant to the Over-Subscription Opportunity will be fulfilled in whole or in part.

You will be required to submit payment in full for all of the shares of Common Stock you wish to buy under your Basic Subscription Right and pursuant to the Over-Subscription Opportunity to Atlantic Central Bankers Bank (PO Box 1109, Camp Hill PA 17001-1109) as Escrow Agent for Patriot Federal Bank (the "Subscription Agent"), by no later than 5:00 p.m., Canajoharie, New York time, on the Expiration Date. Any fractional shares of Common Stock resulting from the exercise of your Subscription Rights, including under the Basic Subscription Right and the Over-Subscription Opportunity, will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments that you may pay to the Subscription Agent in the Rights Offering will be returned, without interest, to you by the Subscription Agent as soon as practicable.

Your Subscription Rights are evidenced by this Subscription Election Form. Your Subscription Rights are non-transferable, meaning that you may not sell, transfer or assign your Subscription Rights to anyone else.

Enclosed for your additional information are copies of the following documents:

- The Offering Circular;
- Your Subscription Election Form;
- A form of Beneficial Owner Election Form (to be used by beneficial owners, i.e. those who hold their shares of Common Stock "in street name" as described below);
- A form of Nominee Holder Certification (to be used by "street name" holders of record, as described below); and
- A return envelope addressed to Atlantic Central Bankers Bank, acting as our Subscription Agent.

The documents listed above provide important additional information on the Rights Offering, the Bank and the steps you must take if you wish to exercise all or some of your Subscription Rights. You should read all of these documents carefully in their entirety.

<u>**Actions Required**</u>

Your prompt action is requested. To exercise your Subscription Rights, you must deliver your properly completed and signed Subscription Election Form, together with your payment in full of the total subscription amount that is required for all of the shares that you intend to purchase under your Basic Subscription Right and any additional shares that you wish to purchase pursuant to the Over-Subscription Opportunity, to the Atlantic Central Bankers Bank, our Subscription Agent, as described further in the Offering Circular.

ALL CHECKS AND MONEY ORDERS SHOULD BE MADE PAYABLE TO OUR ESCROW AGENT AS "ATLANTIC CENTRAL BANKERS BANK, AS ESCROW AGENT FOR PATRIOT FEDERAL BANK".

If your shares of Common Stock are held in "street name" you must contact the securities dealer, commercial bank, trust company, or other nominee acting as record holder of your shares and indicate your desire to exercise your Subscription Rights. The record holder must then complete the Subscription Election Form on your behalf. You may do so by completing the enclosed Beneficial Owner Election Form and providing them to the record holder of your shares.

If you are a securities dealer, commercial bank, trust company, or other nominee, you may be receiving this letter and the enclosed information as the record holder of shares of our Common Stock. We are asking persons who hold shares of our Common Stock beneficially and who have received the Subscription Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company, or other nominee, to contact you and request that you effect the transactions for them. In addition, we ask that you provide this information to such beneficial owners. Enclosed is a form of Nominee Holder Certification which you may use to report your exercise of such rights.

Your properly completed and signed Subscription Election Form accompanied by full payment of your total subscription amount must be received by Atlantic Central Bankers Bank, our Subscription Agent, by no later than 5:00 p.m., Canajoharie, New York time, on the Expiration Date. Once you have exercised your Subscription Rights, you may not cancel, revoke or otherwise amend the exercise of your Subscription Rights. Any Subscription Rights that are not exercised prior to 5:00 p.m., Canajoharie, New York time on the Expiration Date will expire and you will have no further Subscription Rights.

Additional copies of the enclosed materials may be obtained from us by calling (518) 673-4400 or stopping by our main office located at 211 Erie Boulevard, Canajoharie, New York 13317.

Sincerely,

Kathleen J. Wolfe
President & Chief Executive Officer
Patriot Federal Bank

SUBSCRIPTION ELECTION FORM

PATRIOT FEDERAL BANK
RIGHTS OFFERING

YOUR PROPERLY COMPLETED SUBSCRIPTION ELECTION FORM MUST BE RECEIVED BY ATLANTIC CENTRAL BANKERS BANK BEFORE 5:00 P.M., CANAJOHARIE, NEW YORK TIME ON MAY 15, 2013

ALL CHECKS AND MONEY ORDERS SHOULD BE MADE PAYABLE TO OUR ESCROW AGENT AS "ATLANTIC CENTRAL BANKERS BANK, AS ESCROW AGENT FOR PATRIOT FEDERAL BANK"

BASIC SUBSCRIPTION RIGHT	Your Basic Subscription Right entitles you to subscribe for up to [INSERT NUMBER OF SHARES] shares of our Common Stock Indicate the number of shares of our common stock and the total subscription amount you wish to subscribe for pursuant to your Basic Subscription Right: ____________________ *[INSERT NUMBER OF SHARES]* times $6.50 per share $____________________ *[INSERT BASIC SUBSCRIPTION AMOUNT]*
OVER-SUBSCRIPTION OPPORTUNITY	Indicate the number of additional shares of Common Stock you would desire to purchase above your Basic Subscription Right if available pursuant to the Over-Subscription Opportunity: ____________________ *[INSERT NUMBER OF SHARES]* times $6.50 per share $____________________ *[INSERT OVER-SUBSCRIPTION AMOUNT]*
METHOD OF PAYMENT	Indicate your method of payment (including both the Basic Subscription

	Amount and any Over-Subscription Amount): Check, bank draft or money order payable to "Atlantic Central Bankers Bank, as escrow agent for Patriot Federal Bank" in enclosed
TELEPHONE CONTACT INFORMATION	Please provide daytime and evening telephone numbers where you may be contacted in the event we cannot execute your subscription as provided: Daytime: (______) ____________________ Evening: (______) ____________________
STATE OF RESIDENCE	The undersigned represents and warrants that he/she/it is a resident of the State of ____________________
BANK AFFILIATION	The undersigned is a director, officer or employee of Patriot Federal Bank: ☐ Yes ☐ No
NASD AFFILIATION	The undersigned is a director, officer, partner or employee of an NASD member firm, or is an associate of any such person: ☐ Yes ☐ No Under regulations of the National Association of Securities Dealers, Inc. (NASD), members of the NASD and their associates will be deemed to have agreed (i) not to sell, transfer or hypothecate the shares of common stock subscribed for hereunder for a period of 90 days following issuance and (ii) to report this subscription in writing to the applicable NASD member within one (1) day of payment thereof.

By executing this Subscription Election Form, you acknowledge receipt of the Offering Circular dated April [__], 2013 and agree to all of the terms and conditions of the offering as described in the Offering Circular with respect to the shares of Common Stock subscribed for herein (including any riders attached to the Offering Circular or to this Subscription Election Form based on the state of your residence). You agree that once this Subscription Election Form is tendered to the Subscription Agent, it may not be withdrawn and that the agreement created hereby shall survive the death or disability of the undersigned. This Subscription Election Form is not binding on Patriot Federal Bank until accepted by Patriot Federal Bank. By submitting this Subscription Election Form, you also certify that you are not subject to back-up withholding and that you are purchasing the Common Stock for your own account and that you have no agreement or understanding for the sale or transfer of such shares of Common Stock.

ACCEPTED AND AGREED:

Print Name: ________________________________

Title: ________________________________
(if applicable)

Signature: ________________________________

Date: ________________________________

Second Signature: ________________________________
(if issued in names of more than one person)

Unless you otherwise request in writing, any shares to be issued in the names of two or more persons will be registered in the names of such persons as joint tenants with right of survivorship, and not as tenants in common.

If any shares are to be held in joint ownership, all joint owners must sign this Form.

If you have signed this Form in a capacity other than your individual capacity, then you must identify below how the shares are to be held and registered (e.g. corporation, limited liability company, trust, individual, joint tenant with right of survivorship, tenants in common, New York Gifts to Minors Act, New York Transfer to Minors Act, etc.) and enclose appropriate evidence of your authority to sign and provide the following additional information:

Name: ____________________________
Capacity: ____________________________
Telephone Number: (______)____________________

COMPLETED SUBSCRIPTIONS SHOULD BE RETURNED TO:

Atlantic Central Bankers Bank
PO Box 1109
Camp Hill, PA 17001-1109
Attn: Patriot Federal Bank
Rights Offering Subscription

ALL CHECKS AND MONEY ORDERS SHOULD BE MADE PAYABLE TO OUR ESCROW AGENT AS "ATLANTIC CENTRAL BANKERS' BANK, AS ESCROW AGENT FOR PATRIOT FEDERAL BANK".

IMPORTANT INFORMATION

NEITHER THE SUBSCRIPTION RIGHTS NOR THE SHARES OF COMMON STOCK OFFERED HEREUNDER ARE A DEPOSIT OR AN ACCOUNT OF OUR BANK SUBSIDIARY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

BY EXECUTING THIS SUBSCRIPTION ELECTION FORM, THE UNDERSIGNED ACKNOWLEDGES THAT THE UNDERSIGNED IS NOT WAIVING ANY RIGHTS HE, SHE OR IT MAY HAVE UNDER THE FEDERAL SECURITIES LAWS, INCLUDING THE SECURITIES ACT OF 1933 AND THE SECURITIES EXCHANGE ACT OF 1934.

BENEFICIAL OWNER ELECTION FORM

PATRIOT FEDERAL BANK

The undersigned acknowledges receipt of the letter and the enclosed materials referred to therein relating to the grant of non-transferable rights (the "Subscription Rights") to purchase shares of common stock (the "Common Stock") of Patriot Federal Bank (the "Bank") pursuant to a subscription rights offering (the "Rights Offering") as described further in the Bank's offering circular dated April [___], 2013 (the "Offering Circular"), the receipt of which is hereby acknowledged.

With respect to any instructions to exercise (or not to exercise) Subscription Rights, the undersigned acknowledges that this form must be completed and returned such that it will be received by you by no later than 5:00 p.m., Canajoharie, New York time, on May 15, 2013, the last business day prior to the scheduled expiration date of the Rights Offering.

This will instruct you whether to exercise Subscription Rights to purchase shares of the Common Stock distributed with respect to the shares of the Common Stock held by you for the account of the undersigned, pursuant to the terms and subject to the conditions set forth in the Offering Circular.

CHECK THE APPLICABLE BOXES AND PROVIDE ALL REQUIRED INFORMATION:

Box 1. ☐ Please DO NOT EXERCISE SUBSCRIPTION RIGHTS for shares of Common Stock.

Box 2. ☐ Please EXERCISE SUBSCRIPTION RIGHTS for shares of Common Stock as set forth below:

IF YOU CHECKED BOX 2 ABOVE, COMPLETE THE FOLLOWING:

Basic Subscription Right

Box 3. ☐ I elect to exercise ALL of my entitlement under my Basic Subscription Right to purchase _________ shares of Common Stock for a total subscription price of $_____________.

Box 4. ☐ I elect to purchase _________ shares of Common Stock for a total subscription price of $_____________, which amount I acknowledge is less than my Basic Subscription Right.

IF YOU CHECKED BOX 3 ABOVE, COMPLETE THE FOLLOWING:

Over-Subscription Opportunity

IF YOU HAVE FULLY EXERCISED YOUR BASIC SUBSCRIPTION RIGHT ABOVE and you wish to subscribe for additional shares of Common Stock, subject to availability and the conditions and limitations described in the Offering Circular, please so indicate by checking the box below and completing the additional required information.

☐ I elect to subscribe to purchase $_____________ [INSERT AMOUNT] of additional shares pursuant to the Over-Subscription Opportunity:

IF YOU CHECKED BOX 2 ABOVE, COMPLETE THE FOLLOWING:

Form of payment

Payment in the following amount is enclosed: $ ________________________

I (we) on my (our) own behalf, or on behalf of any person(s) on whose behalf, or under whose directions, I am (we are) signing this form:

- Irrevocably elect to purchase the number of shares of Common Stock indicated above upon the terms and conditions specified in the Offering Circular; and
- Agree that if I (we) fail to pay for the shares of Common Stock that I (we) have elected to purchase, you may exercise any remedies available to you under the law.

Print Name of beneficial owner(s): ____________________________________

____

Signature of beneficial owner(s): ____________________________________

____

If you are signing in a capacity other than your individual capacity then you must identify below how the shares are to be held and registered (e.g. corporation, limited liability company, trust, individual, joint tenant with right of survivorship, tenants in common, New York Gifts to Minors Act, New York Transfer to Minors Act, etc.), and state in which capacity you are signing:

Name: ________________________________

Capacity: ________________________________

Address: ________________________________

Telephone Number: ________________________________

NOMINEE HOLDER CERTIFICATION

PATRIOT FEDERAL BANK

THE TERMS AND CONDITIONS OF THE RIGHTS OFFERING ARE SET FORTH IN THE OFFERING CIRCULAR OF PATRIOT FEDERAL BANK DATED APRIL [___], 2013 (THE "OFFERING CIRCULAR").

The undersigned, a broker, custodian bank, or other nominee holder (the "Nominee Holder") of non-transferable subscription rights (the "Rights") to purchase shares of common stock of Patriot Federal Bank (the "Bank") pursuant to the rights offering described and provided for in the Offering Circular, hereby certifies to the Bank, that the undersigned has exercised, on behalf of the beneficial owners thereof (which may include the undersigned), the rights to purchase the number of shares of common stock specified below under the basic subscription right, and on behalf of beneficial owners of rights who have exercised their basic subscription right in full, the request to purchase the number of additional shares of common stock specified below pursuant to the over-subscription opportunity, the terms of which is described further in the Offering Circular, listing separately each exercised basic subscription right and any corresponding over-subscription request as to each beneficial owner for whom the Nominee Holder is acting hereby:

Number of Shares Owned on Record Date:	
Number of Shares Subscribed For Under Basic Subscription Right:	
Number of Shares Requested Under Over-Subscription Opportunity:	
Print Name of the Nominee Holder:	
By:	
Print Signer's Name:	
Print Title:	
Contact Name:	
Contact Phone Number:	